Manulife Financial Corporation
Consolidated Financial Statements
For the year ended December 31, 2025

1	2025 Annual Report	Consolidated Financial Statements
Responsibility for Financial Reporting
The accompanying consolidated financial statements of Manulife Financial Corporation are the responsibility of management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared by management in accordance with International Financial Reporting
Standards and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada. When
alternative accounting methods exist, or when estimates and judgment are required, management has selected those amounts that present the Company’s financial position and results of operations in a manner most appropriate to the circumstances.
Appropriate systems of internal control, policies and procedures have been maintained to ensure that financial information is both relevant and reliable. The systems of internal control are assessed on an ongoing basis by management and the
Company’s internal audit department.
The actuary appointed by the Board of Directors (the “Appointed Actuary”) is responsible for ensuring that assumptions and methods used in the determination of policy liabilities are appropriate to the circumstances and that reserves will be adequate to meet the Company’s future obligations under insurance and annuity contracts.
The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. These responsibilities are carried out primarily through an Audit Committee of unrelated and independent directors appointed by the Board of Directors.
The Audit Committee meets periodically with management, the internal auditors, the peer reviewers, the external auditors and the Appointed Actuary to discuss internal control over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee reviews the consolidated financial statements prepared by management, and then recommends them to the Board of Directors for approval. The Audit Committee also recommends to the Board of Directors for approval the appointment of external auditors and their fees.
The consolidated financial statements have been audited by the Company’s external auditors, Ernst & Young LLP, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board
(United States). Ernst & Young LLP has full and free access to management and the Audit Committee.
Phil WitheringtonColin Simpson
President and Chief Executive OfficerChief Financial Officer
Toronto, Canada
February 11, 2026
Appointed Actuary’s Report to the Policyholders and Shareholders
I have valued the policy liabilities of Manulife Financial Corporation for its Consolidated Statements of Financial Position as at
December 31, 2025 and 2024 and their change in the Consolidated Statements of Income for the years then ended in accordance with International Financial Reporting Standards.
In my opinion, the amount of policy liabilities is appropriate for this purpose. The valuation conforms to accepted actuarial practice in Canada and the Consolidated Financial Statements fairly present the results of the valuation.
Stephanie Fadous
Appointed Actuary
Toronto, Canada
February 11, 2026

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6
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Manulife Financial Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Manulife Financial Corporation (the
Company) as of December 31, 2025 and 2024, the related consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of
December 31, 2025 and 2024, its consolidated financial performance and its consolidated cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)
(PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission
(2013 framework) and our report dated February 11, 2026, expressed an unqualified opinion thereon.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

7	2025 Annual Report	Consolidated Financial Statements

Valuation of Insurance Contract Liabilities

Description of the matter
The Company recorded insurance contract liabilities of $541 billion at December 31, 2025 on its consolidated statement of financial position, of which $398 billion as disclosed in Note 6 ‘Insurance and Reinsurance Contract Assets and Liabilities’ has
been measured under the variable fee approach (VFA) and the general measurement model (GMM). At initial recognition, the
Company measures a group of insurance contracts as the total of: (a) fulfilment cash flows, which comprise of estimates of future cash flows, adjusted to reflect the time value of money and financial risks, and a risk adjustment for non-financial risk; and (b) a contractual service margin (CSM), which represents the estimate of unearned profit the Company will recognize as it provides service under the insurance contracts or the loss component when the contracts are onerous. When projecting future cash flows for these insurance contract liabilities, the Company primarily uses deterministic projections using best estimate assumptions.
Key assumptions are subjective and complex and include mortality, morbidity, investment returns, policy termination rates, premium persistency, directly attributable expenses, taxes, and policyholder dividends. Disclosures on this matter are found in
Note 1 ‘Nature of Operations and Material Accounting Policy Information’ and Note 6 ‘Insurance and Reinsurance Contract
Assets and Liabilities’ of the consolidated financial statements.
Auditing the valuation of these insurance contract liabilities was complex and required the application of significant auditor judgment due to the complexity of the cash flow models, the selection and use of assumptions, and the interrelationship of these variables in measuring insurance contract liabilities. The audit effort involved professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the valuation of insurance contract liabilities. The controls we tested related to, among other areas, actuarial methodology, integrity of data used, controls over relevant information technology, and the assumption setting and implementation processes used by management.
To test the valuation of insurance contract liabilities, our audit procedures included, among other procedures, involving our actuarial specialists to assess the methodology and assumptions with respect to compliance with IFRS. We performed audit procedures over key assumptions, including testing the implementation of those assumptions into the models. These procedures included testing underlying support and documentation, including reviewing a sample of experience studies supporting specific assumptions, challenging the nature, timing, and completeness of changes recorded, and assessing whether individual changes were errors or refinements of estimates. We also tested the methodology and calculation of the insurance contract liabilities through both review of the calculation logic within the models, and through calculating an independent recalculation of the fulfillment cashflows for a sample of insurance contracts and comparing the results to those determined by the Company and to industry and other external sources for benchmarking. Additionally, we have performed an independent calculation of the CSM for a sample of groups of insurance contracts and compared the amounts to the Company’s results.  We also assessed the adequacy of the disclosures related to the valuation of insurance contract liabilities.

Valuation of Invested Assets with Significant Non-Observable Market Inputs

Description of the matter
The Company recorded invested assets of $95.3 billion, as disclosed in Note 3 ‘Invested Assets and Investment Income’ at
December 31, 2025 within its consolidated statement of financial position which are both (a) measured at fair value and (b)
classified as Level 3 within the Company’s hierarchy of fair value measurements. The Level 3 invested assets include private placements, commercial mortgages, real estate, timber and agriculture, and private equities valued using internal models. There is increased measurement uncertainty in determining the fair value of these invested assets due to volatility in the current economic environment. Fair values are based on internal models or third-party appraisals that incorporate assumptions with a high-level of subjectivity including discount rates, credit ratings and related spreads, expected future cash flows, and transaction prices of comparable assets. Disclosures on this matter are found in Note 1 ‘Nature of Operations and Material Accounting Policy
Information’ and Note 3 ‘Invested Assets and Investment Income’ of the consolidated financial statements.
Auditing the valuation of these invested assets  was complex and required the application of significant auditor judgment in assessing the valuation methodologies and non-observable inputs used. The valuation is sensitive to the significant non-
observable market inputs described above, which are inherently forward-looking and could be affected by future economic and market conditions.  The audit effort involved professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the valuation processes. The controls we tested related to, among other areas, completeness and accuracy of data used and management’s determination and approval of assumptions and methodologies used in model-based valuations. The controls we tested also included controls over relevant information technology.
To test the valuation, our audit procedures included, among other procedures, involving our valuation specialists to assess the methodologies and significant inputs and assumptions used by management. These procedures included assessing the valuation methodologies used with respect to the Company’s policies, valuation guidelines, and industry practice and comparing a sample of valuation assumptions used against benchmarks including comparable transactions where applicable. We also performed independent investment valuations on a sample basis to evaluate management’s recorded values. In addition, we assessed the adequacy of the disclosures related to the valuation of invested assets.

8

IFRS 9 Hedge Accounting

Description of the matter
The Company has designated hedge accounting relationships with the objective to reduce potential accounting mismatches between changes in the fair value of derivatives in income and financial risk of insurance contract liabilities and financial assets in other comprehensive income. Specifically, the Company has established relationships to hedge the fair value changes of certain of the Company’s insurance contract liabilities and debt instruments attributable to interest rate risk. The Company has also established relationships to hedge the risk of fair value changes of certain foreign currency denominated insurance contract liabilities and debt instruments attributable to foreign currency and interest rate risk. Related to the application of these hedges, the Company recognized changes in value of hedged assets of $338 million, and changes in value of hedged liabilities of $1,180 million, for the year ended December 31, 2025. Disclosures on this matter are found in Note 1 ‘Nature of Operations and Material
Accounting Policy Information’ and Note 4 ‘Derivative and Hedging Instruments’ of the consolidated financial statements.
Auditing the application of hedge accounting was complex and required the application of significant auditor judgement related to the assessment of the ongoing economic relationship between the risk component of the hedged item and hedging instrument, the assessment that the hedge ratio between the hedging instrument and the hedged item was consistent with the risk objectives, and the determination of the resulting accumulated fair value adjustments. The audit effort involved professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the application and execution of those strategies, including the implementation of new strategies where applicable, and the measurements of the accumulated fair value adjustments. The controls we tested included, among others, controls over the review of the completeness, accuracy, and eligibility of the hedged items and hedging instruments included in the hedging relationships, determination of the hedge ratio between the hedging instrument and the hedged item with reference to the risk objectives, and the determination of the resulting accumulated fair value adjustments. The controls we tested also included controls over relevant information technology.
To assess the Company’s application of these hedge accounting strategies under IFRS 9, our audit procedures included, among other procedures, involving our hedge accounting and derivative specialists to support our independent testing of the application of the hedge ratio by the Company and the valuation of a sample of the accumulated fair value adjustments. Other procedures performed include testing over the completeness and accuracy of the hedged items and hedging instruments designated in these relationships and the determination of the resulting accumulated fair value adjustments. In addition, we assessed the adequacy of the disclosures related to hedge accounting.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
We have served as Manulife Financial Corporation’s auditor since 1905.
Toronto, Canada
February 11, 2026

9	2025 Annual Report	Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Manulife Financial Corporation
Opinion on Internal Control over Financial Reporting
We have audited Manulife Financial Corporation’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the
Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Manulife Financial Corporation (the
Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)
(PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, and the related consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the related notes and our report dated February 11, 2026, expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control
Over Financial Reporting contained in the Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the
PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International
Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with
International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 11, 2026

10
Consolidated Statements of Financial Position

As at December 31,	2025	2024
(Canadian $ in millions)
Assets
Cash and short-term securities	$26,703	$25,789
Debt securities	214,114	210,621
Public equities	40,971	33,725
Mortgages	57,119	54,447
Private placements	51,782	49,668
Loans to Bank clients	2,735	2,310
Real estate	12,682	13,263
Other invested assets	53,822	52,674
Total invested assets (note 3)	459,928	442,497
Other assets
Accrued investment income	3,198	2,969
Derivatives (note 4)	9,628	8,667
Insurance contract assets (note 6)	194	102
Reinsurance contract held assets (note 6)	60,881	59,015
Deferred tax assets	5,741	5,884
Goodwill and intangible assets (note 5)	12,324	11,052
Miscellaneous	12,285	12,644
Total other assets	104,251	100,333
Segregated funds net assets (note 22)	461,254	435,988
Total assets	$1,025,433	$978,818
Liabilities and Equity
Liabilities
Insurance contract liabilities, excluding those for account of segregated fund holders (note 6)	$411,532	$396,401
Reinsurance contract held liabilities (note 6)	3,273	2,669
Investment contract liabilities (note 7)	14,137	13,498
Deposits from Bank clients	24,707	22,063
Derivatives (note 4)	14,351	14,252
Deferred tax liabilities	2,018	1,890
Other liabilities	26,998	24,936
Long-term debt (note 9)	7,685	6,629
Capital instruments (note 10)	6,990	7,532
Total liabilities, excluding those for account of segregated fund holders	511,691	489,870
Insurance contract liabilities for account of segregated fund holders (note 6)	129,006	126,545
Investment contract liabilities for account of segregated fund holders	332,248	309,443
Insurance and investment contract liabilities for account of segregated fund holders (note 22)	461,254	435,988
Total liabilities	972,945	925,858
Equity
Preferred shares and other equity (note 11)	6,660	6,660
Common shares (note 11)	20,103	20,681
Contributed surplus	199	204
Shareholders and other equity holders’ retained earnings	5,024	4,764
Shareholders and other equity holders’ accumulated other comprehensive income (loss) (“AOCI”):
Insurance finance income (expenses)	35,184	37,999
Reinsurance finance income (expenses)	(6,455)	(7,048)
Fair value through other comprehensive income (“OCI”) investments	(16,513)	(19,733)
Translation of foreign operations	5,885	7,327
Other	34	118
Total shareholders and other equity holders’ equity	50,121	50,972
Participating policyholders’ equity	836	567
Non-controlling interests	1,531	1,421
Total equity	52,488	52,960
Total liabilities and equity	$1,025,433	$978,818
The accompanying notes are an integral part of these Consolidated Financial Statements.
Phil Witherington
President and Chief Executive Officer
Don Lindsay
Chair of the Board of Directors

11	2025 Annual Report	Consolidated Financial Statements
Consolidated Statements of Income

For the years ended December 31,
(Canadian $ in millions except per share amounts)	2025	2024
Insurance service result
Insurance revenue (note 6)	$28,888	$26,592
Insurance service expenses (note 6)	(23,091)	(21,822)
Net expenses from reinsurance contracts held (note 6)	(1,271)	(769)
Total insurance service result	4,526	4,001
Investment result
Investment income (note 3)
Investment income	19,014	18,249
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities	6,275	2,210
Investment expenses	(1,342)	(1,348)
Net investment income (loss)	23,947	19,111
Insurance finance income (expenses) and effect of movement in foreign exchange rates (note 6)	(22,681)	(16,219)
Reinsurance finance income (expenses) and effect of movement in foreign exchange rates (note 6)	1,694	1,133
Decrease (increase) in investment contract liabilities (note 6)	(551)	(504)
	2,409	3,521
Segregated funds investment result (note 22)
Investment income related to segregated funds net assets	57,909	52,870
Financial changes related to insurance and investment contract liabilities for account of segregated fund holders	(57,909)	(52,870)
Net segregated funds investment result	-	-
Total investment result	2,409	3,521
Other revenue (note 13)	8,129	7,588
General expenses	(4,901)	(4,859)
Commissions related to non-insurance contracts	(1,539)	(1,480)
Interest expenses	(1,530)	(1,681)
Net income (loss) before income taxes	7,094	7,090
Income tax (expenses) recoveries	(1,034)	(1,212)
Net income (loss)	$6,060	$5,878
Net income (loss) attributed to:
Non-controlling interests	$278	$247
Participating policyholders	210	246
Shareholders and other equity holders	5,572	5,385
	$6,060	$5,878
Net income (loss) attributed to shareholders	$5,572	$5,385
Preferred share dividends and other equity distributions	(321)	(311)
Common shareholders’ net income (loss)	$5,251	$5,074
Earnings per share
Basic earnings per common share (note 11)	$3.08	$2.85
Diluted earnings per common share (note 11)	3.07	2.84
Dividends per common share	1.76	1.60
The accompanying notes are an integral part of these Consolidated Financial Statements.

12
Consolidated Statements of Comprehensive Income

For the years ended December 31,
(Canadian $ in millions)	2025	2024
Net income (loss)	$6,060	$5,878
Other comprehensive income (loss), net of tax:
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	(1,765)	3,109
Net investment hedges	323	(583)
Insurance finance income (expenses)	(2,531)	6,462
Reinsurance finance income (expenses)	599	(2,280)
Fair value through OCI investments:
Unrealized gains (losses) arising during the year on assets supporting insurance and investment contract liabilities	1,994	(3,573)
Reclassification of net realized gains (losses) and provision for credit losses recognized in income	850	1,314
Other	(104)	158
Total items that may be subsequently reclassified to net income	(634)	4,607
Items that will not be reclassified to net income	21	66
Other comprehensive income (loss), net of tax	(613)	4,673
Total comprehensive income (loss), net of tax	$5,447	$10,551
Total comprehensive income (loss) attributed to:
Non-controlling interests	$134	$4
Participating policyholders	269	310
Shareholders and other equity holders	5,044	10,237
Income Taxes included in Other Comprehensive Income

For the years ended December 31,
(Canadian $ in millions)	2025	2024
Income tax expenses (recoveries) on:
Unrealized foreign exchange gains (losses) on translation of foreign operations	$(2)	$1
Unrealized foreign exchange gains (losses) on net investment hedges	38	(37)
Insurance / reinsurance finance income (expenses)	(77)	1,207
Unrealized gains (losses) on fair value through OCI investments	71	(480)
Reclassification of net realized gains (losses) on fair value through OCI investments	187	300
Other	(45)	68
Total income tax expenses (recoveries)	$172	$1,059
The accompanying notes are an integral part of these Consolidated Financial Statements.

13	2025 Annual Report	Consolidated Financial Statements
Consolidated Statements of Changes in Equity

For the years ended December 31,
(Canadian $ in millions)	2025	2024
Preferred shares and other equity
Balance, beginning of year	$6,660	$6,660
Issued (note 11)	-	-
Redeemed (note 11)	-	-
Balance, end of year	6,660	6,660
Common shares
Balance, beginning of year	20,681	21,527
Repurchased (note 11)	(651)	(990)
Issued on exercise of stock options and deferred share units	73	144
Balance, end of year	20,103	20,681
Contributed surplus
Balance, beginning of year	204	222
Exercise of stock options and deferred share units	(5)	(18)
Balance, end of year	199	204
Shareholders and other equity holders’ retained earnings
Balance, beginning of year	4,764	4,819
Net income (loss) attributed to shareholders and other equity holders	5,572	5,385
Common shares repurchased (note 11)	(1,780)	(2,282)
Preferred share dividends and other equity distributions	(321)	(311)
Common share dividends	(2,984)	(2,848)
Other (note 24)	(227)	1
Balance, end of year	5,024	4,764
Shareholders and other equity holders’ accumulated other comprehensive income (loss) (“AOCI”)
Balance, beginning of year	18,663	13,811
Change in unrealized foreign exchange gains (losses) on net foreign operations	(1,442)	2,526
Changes in insurance / reinsurance finance income (expenses)	(2,222)	5,575
Change in unrealized gains (losses) on fair value through OCI investments	3,220	(3,471)
Other changes in OCI attributed to shareholders and other equity holders	(84)	222
Balance, end of year	18,135	18,663
Total shareholders and other equity holders’ equity, end of year	50,121	50,972
Participating policyholders’ equity
Balance, beginning of year	567	257
Net income (loss) attributed to participating policyholders	210	246
Other comprehensive income (losses) attributed to policyholders	59	64
Balance, end of year	836	567
Non-controlling interests
Balance, beginning of year	1,421	1,431
Net income (loss) attributed to non-controlling interests	278	247
Other comprehensive income (losses) attributed to non-controlling interests	(144)	(243)
Contributions (distributions and acquisitions), net	(24)	(14)
Balance, end of year	1,531	1,421
Total equity, end of year	$52,488	$52,960
The accompanying notes are an integral part of these Consolidated Financial Statements.

14
Consolidated Statements of Cash Flows

For the years ended December 31,
(Canadian $ in millions)	2025	2024
Operating activities
Net income (loss)	$6,060	$5,878
Adjustments:
Increase (decrease) in insurance contract net liabilities (note 6)	18,087	9,435
Increase (decrease) in investment contract liabilities	551	504
(Increase) decrease in reinsurance contract assets, excluding reinsurance transactions noted below (note 6)	(1,226)	(613)
Amortization of (premium) discount on invested assets	(344)	(290)
Contractual service margin (“CSM”) amortization	(2,706)	(2,376)
Other amortization	877	869
Net realized and unrealized (gains) losses and impairment of assets	(6,120)	(860)
Deferred income tax expenses (recoveries)	(6)	311
Net loss on reinsurance transactions (pre-tax) (note 6)	(9)	71
Cash provided by operating activities before undernoted items	15,164	12,929
Changes in policy related and operating receivables and payables	16,941	13,565
Cash provided by (used in) operating activities	32,105	26,494
Investing activities
Purchases of invested assets and derivatives	(135,470)	(131,123)
Disposals and repayments	108,592	112,671
Changes in investment broker net receivables and payables	(210)	290
Net cash increase (decrease) from sale (purchase) of subsidiaries	(1,277)	(297)
Cash provided by (used in) investing activities	(28,365)	(18,459)
Financing activities
Changes in repurchase agreements	(473)	460
Issue of long-term debt, net (note 9)	1,385	-
Issue of capital instruments, net (note 10)	497	2,591
Redemption of capital instruments (note 10)	(1,000)	(1,886)
Secured borrowing from securitization transactions	676	667
Changes in deposits from Bank clients, net	2,661	413
Lease payments	(108)	(118)
Shareholders’ dividends and other equity distributions	(3,305)	(3,159)
Contributions from (distributions to) non-controlling interests, net	(24)	(14)
Common shares repurchased (note 11)	(2,431)	(3,272)
Common shares issued, net (note 11)	73	144
Cash provided by (used in) financing activities	(2,049)	(4,174)
Cash and short-term securities
Increase (decrease) during the year	1,691	3,861
Effect of foreign exchange rate changes on cash and short-term securities	(816)	1,197
Balance, beginning of year	24,942	19,884
Balance, end of year	25,817	24,942
Cash and short-term securities
Beginning of year
Gross cash and short-term securities	25,789	20,338
Net payments in transit, included in other liabilities	(847)	(454)
Net cash and short-term securities, beginning of year	24,942	19,884
End of year
Gross cash and short-term securities	26,703	25,789
Net payments in transit, included in other liabilities	(886)	(847)
Net cash and short-term securities, end of year	$25,817	$24,942
Supplemental disclosures on cash flow information
Interest received	$13,942	$13,496
Interest paid	1,515	1,574
Income taxes paid	756	755
The accompanying notes are an integral part of these Consolidated Financial Statements.

15	2025 Annual Report	Consolidated Financial Statements
Notes to Consolidated Financial Statements

Page Number	Note
16	Note 1	Nature of Operations and Material Accounting Policy Information
31	Note 2	Accounting and Reporting Changes
33	Note 3	Invested Assets and Investment Income
45	Note 4	Derivative and Hedging Instruments
55	Note 5	Goodwill and Intangible Assets
58	Note 6	Insurance and Reinsurance Contract Assets and Liabilities
83	Note 7	Investment Contract Liabilities
84	Note 8	Risk Management
101	Note 9	Long Term Debt
102	Note 10	Capital Instruments
103	Note 11	Equity Capital and Earnings Per Share
105	Note 12	Capital Management
106	Note 13	Revenue from Service Contracts
107	Note 14	Stock-Based Compensation
108	Note 15	Employee Future Benefits
113	Note 16	Income Taxes
116	Note 17	Interests in Structured Entities
118	Note 18	Commitments and Contingencies
120	Note 19	Segmented Information
123	Note 20	Related Parties
124	Note 21	Subsidiaries
125	Note 22	Segregated Funds
126	Note 23	Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)
128	Note 24	Acquisitions

16
Notes to Consolidated Financial Statements
(Canadian $ in millions except per share amounts or unless otherwise stated)
Note 1    Nature of Operations and Material Accounting Policy Information
(a)Reporting Entity
Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life
Insurance Company (“MLI”), a Canadian life insurance company. MFC, including its subsidiaries (collectively, “Manulife” or the
“Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The Company operates as Manulife in Canada and Asia, and primarily as John Hancock in the United States.
MFC is domiciled in Canada and incorporated under the Insurance Companies Act (Canada) (“ICA”). These Consolidated
Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These Consolidated Financial Statements as at and for the year ended December 31, 2025 were authorized for issue by MFC’s
Board of Directors on February 11, 2026.
(b)Basis of Preparation
The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the date of the Consolidated Financial Statements, and the reported amounts of insurance service result, investment result, and other revenue and expenses during the reporting periods. Actual results may differ from these estimates. The most significant estimation processes relate to evaluating assumptions used in measuring insurance and investment contract liabilities and reinsurance contracts held liabilities, assessing assets for impairment, determining pension and other post-employment benefit obligation and expense assumptions, determining income taxes and uncertain tax positions, and estimating fair values of certain invested assets. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Although some variability is inherent in these estimates, management believes that the amounts recorded are appropriate. The material accounting policies used and the most significant judgments made by management in applying these accounting policies in the preparation of these Consolidated Financial Statements are summarized below.
The Company’s results and operations have been and may continue to be adversely impacted by the economic environment.
The adverse effects include but are not limited to recessionary economic trends in markets the Company operates in, significant market volatility, increase in credit risk, strain on commodity markets and alternative long duration asset (“ALDA”) prices, foreign currency exchange rate volatility, increases in insurance claims, persistency and redemptions, and disruption of business operations. The breadth and depth of these events and their duration contribute additional uncertainty around estimates used in determining the carrying value of certain assets and liabilities included in these Consolidated Financial Statements.
The Company has applied appropriate fair value measurement techniques using reasonable judgment and estimates from the perspective of a market participant to reflect current economic conditions. The impact of these techniques has been reflected in these Consolidated Financial Statements. Changes in the inputs used could materially impact the respective carrying values.
(c)Fair Value Measurement
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (not a forced liquidation or distress sale) between market participants at the measurement date; fair value is an exit value.
When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is typically based upon alternative valuation techniques such as discounted cash flows, matrix pricing, consensus pricing services and other techniques. Broker quotes are generally used when external public vendor prices are not available.
The Company has a valuation process in place that includes a review of price movements relative to the market, a comparison of prices between vendors, and a comparison to internal matrix pricing which uses predominantly external observable data.
Judgment is applied in adjusting external observable data for items including liquidity and credit factors.
The Company categorizes its fair value measurement results according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques based on their reliability. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:
Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets and liabilities that the Company can access at the measurement date, reflecting market transactions.

17	2025 Annual Report	Consolidated Financial Statements
Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, inputs that are observable that are not prices (such as interest rates, credit risks, etc.) and inputs that are derived from or corroborated by observable market data. Most debt investments are classified within Level 2. Also, included in the Level 2 category are derivative instruments that are priced using models with observable market inputs, including interest rate swaps, equity swaps, credit default swaps and foreign currency forward contracts.
Level 3 – Fair value measurements using significant unobservable inputs. These include valuations for assets and liabilities that are derived using data, some or all of which is not market observable, including assumptions about risk. Level 3 security valuations include less liquid investments such as other invested assets, mortgages, real estate, timber investments held within segregated funds, certain private placements and other investments that have little or no price transparency. Certain derivative financial instrument valuations are also included in Level 3.
(d)Basis of Consolidation
MFC consolidates the financial statements of all entities it controls, including certain structured entities. Subsidiaries are entities controlled by the Company. The Company has control over an entity when the Company has the power to govern the financial and operating policies of the entity and is exposed to variable returns from its activities which are significant in relation to the total variable returns of the entity and the Company is able to use its power over the entity to affect the Company’s share of variable returns of the entity. In assessing control, significant judgment is applied while considering all relevant facts and circumstances.
When assessing decision making power over an entity, the Company considers the extent of its rights relative to the management of the entity, the level of voting rights held over the entity which are potentially or presently exercisable, the existence of any contractual management agreements which may provide the Company with power over the entity’s financial and operating policies, and to the extent of other parties’ ownership in the entity, if any, with the possibility of de facto control being present. When assessing variable returns from an entity, the Company considers the significance of direct and indirect financial and non-financial variable returns to the Company from the entity’s activities in addition to the proportionate significance of such returns to the total variability of the entity. The Company also considers the degree to which its interests are aligned with those of other parties investing in the entity and the degree to which the Company may act in its own interest while interacting with the entity.
The financial statements of subsidiaries are included in the Company’s Consolidated Financial Statements from the date control is established and are excluded from the date control ceases. The initial control assessment is performed at the inception of the
Company’s involvement with the entity and is reconsidered if the Company acquires or loses power over key operating and financial policies of the entity; acquires additional interests or disposes of interests in the entity; the contractual arrangements of the entity are amended such that the Company’s proportionate exposure to variable returns changes; or if the Company’s ability to use its power to affect its variable returns from the entity changes. A change in control may lead to gains or losses on derecognition of a subsidiary when losing control, or on derecognition of previous interests when gaining control in a subsidiary.
The Company’s Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. Intercompany balances, and revenue and expenses arising from intercompany transactions, have been eliminated in preparing the Consolidated Financial Statements.
Non-controlling interests are interests of other parties in the equity of the Company’s subsidiaries and are presented within total equity, separate from the equity of participating policyholders and shareholders. Non-controlling interests in the net income and other comprehensive income (“OCI”) of the Company’s subsidiaries are included in total net income and total OCI, respectively.
An exception to this occurs where the subsidiary’s shares are either puttable by the other parties or are redeemable for cash on a fixed or determinable date, in which case other parties’ interests in the subsidiary’s shares are presented as liabilities of the
Company and other parties’ interests in the subsidiary’s net income and OCI are presented as expenses of the Company.
The equity method of accounting is used to account for entities over which the Company has significant influence or joint control
(“associates” or “joint ventures”), whereby the Company records its share of the associate’s or joint venture’s net assets and financial results using uniform accounting policies for similar transactions and events. Significant judgment is used to determine whether voting rights, contractual management rights and other relationships with the entity, if any, provide the Company with significant influence or joint control over the entity. Gains and losses on the sale of associates or joint ventures are included in income when realized, while impairment losses are recognized immediately when there is objective evidence of impairment.
Investments in associates and joint ventures are included in other invested assets on the Company’s Consolidated Statements of
Financial Position.
(e)Invested Assets
Invested assets are recognized initially at fair value plus, in the case of investments not classified as fair value through profit or loss (“FVTPL”), directly attributable transaction costs. Invested assets which are financial instruments are classified as fair value through other comprehensive income (“FVOCI”), FVTPL or as amortized cost. The Company determines the classification of its invested assets at initial recognition.
The classification of invested assets which are financial instruments depends on their contractual terms and the Company’s business model for managing the assets.

18
The Company assesses the contractual terms of the assets to determine whether their terms give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Only debt instruments may have SPPI cash flows. The most significant elements of interest within a lending arrangement are typically the consideration for the time value of money and credit risk. To make the SPPI assessment, the Company applies judgement and considers relevant factors such as prepayment and redemption rights, conversion features, and subordination of the instrument to other instruments of the issuer. An asset with contractual terms that introduce a more than de minimis exposure to risks of not collecting principal or interest would not meet the SPPI test.
Debt instruments which qualify as having SPPI cash flows are classified as amortized cost or FVOCI based on the business model under which they are held. If held within a business model whose objective is to hold the assets in order to collect contractual cash flows, they are classified as amortized cost. If held within a business model whose objective is achieved by both collecting contractual cash flows and selling the assets, they are classified as FVOCI. In either case, the Company may designate them as FVTPL in order to reduce accounting mismatches with FVTPL liabilities they support. Debt instruments which fail the SPPI test are required to be measured at FVTPL. To identify the business model financial assets are held within, considerations include the business purpose of the portfolio they are held within, the risks that are being managed and the business activities which manage the risks, the basis on which performance of the portfolio is being evaluated, and the frequency and significance of sales activity within the portfolio.
Realized and unrealized gains and losses on debt instruments classified as FVTPL and realized gains and losses on debt instruments held at FVOCI or amortized cost are recognized in investment income immediately. Unrealized gains and losses on
FVOCI debt investments are recorded in OCI, except for unrealized gains and losses on foreign currency translation which are included in income.
Investments in public and private equities which are accounted for as financial instruments are not subject to the SPPI test and are classified as FVTPL.
Valuation methods for the Company’s invested assets are described above in note 1 (c). All fair value valuations are performed in accordance with IFRS 13 “Fair Value Measurement”. Disclosure of financial instruments carried at fair value within the three levels of the fair value hierarchy and disclosure of the fair value for financial instruments not carried at fair value on the
Consolidated Statements of Financial Position are presented in note 3. Fair value valuations are performed by the Company and by third-party service providers. When third-party service providers are engaged, the Company performs a variety of procedures to corroborate their pricing information. These procedures may include, but are not limited to, inquiry and review of valuation techniques, and of inputs to the valuation and vendor controls reports.
Cash and short-term securities comprise cash, current operating accounts, overnight bank and term deposits, and debt instruments held for meeting short-term cash commitments. Short-term securities are carried at fair value or at cost. Short-term securities comprise investments due to mature within one year of the date of purchase. Short-term securities are classified as
Level 2 for fair value purposes because these instruments are typically not actively traded. Net payments in transit and overdraft bank balances are included in other liabilities.
Debt securities are carried at fair value or amortized cost. Debt securities are generally valued by third-party pricing vendors using proprietary pricing models incorporating current market inputs for similar investments with comparable terms and credit quality (matrix pricing). The significant inputs include, but are not limited to, yield curves, credit risks and spreads, prepayment rates and volatility of these inputs. Debt securities are classified as Level 2 but can be Level 3 if significant inputs are not market observable.
Public equities comprise of common and preferred equities and shares or units of mutual funds and are carried at fair value.
Public equities are generally classified as Level 1, as fair values are normally based on quoted market prices. Realized and unrealized gains and losses on equities designated as FVTPL are recognized in investment income immediately.
Mortgages are classified as Level 3 for fair value disclosure purposes due to the lack of market observability of certain significant valuation inputs.
The Company accounts for insured and uninsured mortgage securitizations as secured financing transactions since the criteria for sale accounting of securitized mortgages are not met. For these transactions, the Company continues to recognize the mortgages and records a liability in other liabilities for the amounts owed at maturity. Interest income from these mortgages and interest expense on the borrowings are recorded using the effective interest rate (“EIR”) method.
Private placements, which include corporate loans for which there is no active market, are generally classified as Level 2 for fair value disclosure purposes or as Level 3 if significant inputs are not market observable.
Loans to Manulife Bank of Canada (“Manulife Bank” or “Bank”) clients are carried at amortized cost and are classified as Level 2 for fair value disclosure purposes.
Interest income is recognized on all debt instruments including securities, private placements, mortgages, and loans to Bank clients as it accrues and is calculated using the EIR method. Premiums, discounts and transaction costs are amortized over the life of the underlying investment using the effective yield method for all debt securities as well as private placements and mortgages.

19	2025 Annual Report	Consolidated Financial Statements
The Company records purchases and sales of invested assets on a trade date basis. Loans originated by the Company are recognized on a settlement date basis.
Real estate consists of both own use and investment properties. Own use real estate properties which are underlying items for insurance contracts with direct participating features are measured at fair value as if they were investment properties, as permitted by International Accounting Standards (“IAS”) 16 “Property, Plant and Equipment” which was amended by IFRS 17
“Insurance Contracts” (“IFRS 17”). Other own use property is carried at cost less accumulated depreciation and any accumulated impairment losses, or at revalued amount which is the fair value as at the most recent revaluation date minus accumulated amortization and any accumulated impairment losses. Depreciation is calculated based on the cost of an asset less its residual value and is recognized in income on a straight-line basis over the estimated useful life ranging from 30 to 60 years. Impairment losses are recorded in income to the extent the recoverable amount is less than the carrying amount. All own use real estate property is classified as Level 3 for fair value disclosure purposes.
An investment property is a property held to earn rental income, for capital appreciation, or both. Investment properties are measured at fair value, with changes in fair value recognized in income. Fair value of own use properties and investment properties is determined using the same processes. Fair value for all properties is determined using external appraisals that are based on the highest and best use of the property. The valuation techniques include discounted cash flows, the direct capitalization method as well as comparable sales analysis and employ both observable and unobservable inputs. Inputs include existing and assumed tenancies, market data from recent comparable transactions, future economic outlook and market risk assumptions, capitalization rates and internal rates of return. Investment properties are classified as Level 3 for fair value disclosure purposes.
When a property transfers from own use property to investment property, any gain or loss arising on the re-measurement of the property and any associated leases to fair value as at the date of change in use is recognized in OCI, to the extent that it is not reversing a previous impairment loss. Reversals of impairment losses are recognized in income. When a property changes from investment property to own use property, the property’s deemed cost for subsequent accounting is its fair value as at the date of change in use.
Other invested assets include private equity and debt investments and properties held in infrastructure, timber, agriculture and energy sectors. Private equity investments which are associates or joint ventures are accounted for using the equity method (as described in note 1 (d) above) or are classified as FVTPL and carried at fair value. Timber and agriculture properties which are own use properties are carried at cost less accumulated depreciation and any accumulated impairment losses, except for their biological assets which are measured at fair value. Timber and agriculture properties which are investment properties are measured at fair value with changes in fair value recognized in income. The fair value of other invested assets is determined using a variety of valuation techniques as described in note 3. Other invested assets that are measured or disclosed at fair value are primarily classified as Level 3 for fair value disclosure purposes.
Other invested assets also include investments in leveraged leases, which are accounted for using the equity method. The carrying value under the equity method reflects the amortized cost of the unconsolidated lease entities’ lease receivables and related non-recourse debt using the effective yield method.
Expected Credit Loss Impairment
The expected credit loss (“ECL”) impairment allowance model applies to invested assets which are debt instruments and measured at FVOCI or amortized cost. ECL allowances are measured under four probability-weighted macroeconomic scenarios, which measure the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original EIR. This process includes consideration of past events, current market conditions and reasonable supportable information about future economic conditions. Forward-looking macroeconomic variables used within the estimation models represent variables that are the most closely related with credit losses in the relevant portfolio.
The estimation and measurement of impairment losses requires significant judgement. These estimates are driven by many elements, changes in which can result in different levels of allowances. Elements include the estimation of the amount and timing of future cash flows, the Company’s criteria for assessing if there has been a significant increase in credit risk (“SICR”), the selection of forward-looking macroeconomic scenarios and their probability weights, the application of expert credit judgment in the development of the models, inputs and, when applicable, overlay adjustments. It is the Company’s practice to regularly review its models in the context of actual loss experience and adjust when necessary. The Company has implemented formal policies, procedures, and controls over all significant impairment processes.
The Company’s definitions of default and credit-impaired are based on quantitative and qualitative factors. A financial instrument is considered to be in default when significant payments of interest, principal or fees are past due for more than 90 days, unless remedial arrangements with the issuer are in place. A financial instrument may be credit-impaired as a result of one or more loss events that occurred after the date of initial recognition of the instrument and the loss event has a negative impact on the estimated future cash flows of the instrument. This includes events that indicate or include: significant financial difficulty of the counterparty; a breach of contract; for economic or contractual reasons relating to the counterparty’s financial difficulty, concessions are granted that would not otherwise be considered; it is becoming probable that the counterparty will enter bankruptcy or other financial reorganization; the disappearance of an active market for that financial asset because of the

20
counterparty’s financial difficulties; or the counterparty is considered to be in default by any of the major rating agencies such as
Standard and Poor’s (“S&P”), Moody’s and Fitch.
The ECL calculations include the following elements:
•Probability of default (“PD”) is an estimate of the likelihood of default over a given time horizon.
•Loss given default (“LGD”) is an estimate of the loss arising on a future default. This is based on the difference between the contractual cash flows due and those that the Company expects to receive, including from collateral. It is based on credit default studies performed based on internal credit experience.
•Exposure at default (“EAD”), is an estimate of the exposure at a future default date, considering both the period of exposure and the amount of exposure at a given reporting date. The EADs are determined by modelling the range of possible exposure outcomes at various points in time, corresponding to the multiple economic scenarios. The probabilities are then assigned to each economic scenario based on the outcome of the models.
The Company measures ECLs using a three-stage approach:
•Stage 1 comprise all performing financial instruments that have not experienced a SICR since initial recognition. The determination of SICR varies by instrument and considers the relative change in the risk of default since origination. 12-
month ECLs are recognized for all Stage 1 financial instruments. 12-month ECLs represent the portion of lifetime ECLs that result from default events possible within 12 months of the reporting date. These expected 12-month default probabilities are applied to a forecast EAD, multiplied by the expected LGD, and discounted by the original EIR. This calculation is made for each of four macroeconomic scenarios.
•Stage 2 comprise all performing financial instruments that have experienced a SICR since original recognition or have become 30 days in arrears for principal or interest payments, whichever happens first. When assets move to Stage 2, full lifetime ECLs are recognized, which represent ECLs that result from all possible default events over the remaining lifetime of the financial instrument. The mechanics are consistent with Stage 1, except PDs and LGDs are estimated over the remaining lifetime of the instrument instead of over the coming year. In subsequent reporting periods, if the credit risk of a financial instrument improves such that there is no longer a SICR compared to credit risk at initial recognition, the financial instrument will migrate back to Stage 1 and 12-month ECLs will be recognized.
•Stage 3 comprise financial instruments identified as credit-impaired. Similar to Stage 2 assets, full lifetime ECLs are recognized for Stage 3 financial instruments, but the PD is set at 100%. A Stage 3 ECL is calculated using the unpaid principal balance multiplied by LGD which reflects the difference between the asset’s carrying amount and its discounted expected future cash flows.
Interest income is calculated based on the gross carrying amount for both Stage 1 and 2 exposures. Interest income on Stage 3 financial instruments is determined by applying the EIR to the amortized cost of the instrument, which represents the gross carrying amount adjusted for the credit loss allowance.
For Stage 1 and Stage 2 exposures, an ECL is generated for each individual exposure; however, the relevant parameters are modelled on a collective basis with all collective parameters captured by the individual security level. The exposures are grouped into smaller homogeneous portfolios, based on a combination of internal and external characteristics, such as origination details, balance history, sector, geographic location, and credit history. Stage 3 ECLs are either individually or collectively assessed, depending on the nature of the instrument and impairment.
In assessing whether credit risk has increased significantly, the risk of default occurring is compared over the remaining expected life from the reporting date and as at the date of initial recognition. The assessment varies by instrument and risk segment. The assessment incorporates internal credit risk ratings and a combination of security-specific and portfolio-level assessments, including the incorporation of forward-looking macroeconomic data. The assessment of SICR considers both absolute and relative thresholds. If contractual payments are more than 30 days past due, the credit risk is automatically deemed to have increased significantly since initial recognition.
When estimating ECLs, the four probability-weighted macroeconomic scenarios are considered. Economic forward-looking inputs vary by market. Depending on their usage in the models, macroeconomic inputs are projected at the country, province, or more granular level. Each macroeconomic scenario used includes a projection of all relevant macroeconomic variables for a five-
year period, subsequently reverting to long-run averages. In order to achieve an unbiased estimate, economic data used in the models is supplied by an external source. This information is compared to other publicly available forecasts, and the scenarios are assigned a probability weighting based on statistical analysis and management judgment. Refer to note 8 (c).
The inputs and models used for calculating ECLs may not always capture all characteristics of the market at the date of the
Consolidated Financial Statements.
Changes in the required ECL allowance are recorded in the provision for credit losses within Investment income in the
Consolidated Statements of Income. Invested assets are written off, either partially or in full, against the related allowance for credit losses when there is no realistic prospect of recovery in respect of those amounts. This is considered a partial or full derecognition of the financial asset. In subsequent periods, any recoveries of amounts previously written off are credited to the allowance for credit losses.

21	2025 Annual Report	Consolidated Financial Statements
(f)Goodwill and Intangible Assets
Goodwill represents the difference between the fair value of purchase consideration of an acquired business and the Company’s proportionate share of the net identifiable assets acquired. It is initially recorded at cost and subsequently measured at cost less any accumulated impairment.
Goodwill is tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable at the cash generating unit (“CGU”) or group of CGUs level. The Company allocates goodwill to
CGUs or group of CGUs for impairment testing at the lowest level within the Company where the goodwill is monitored for internal management purposes. The allocation is made to those CGUs or group of CGUs that are expected to benefit from the business combination in which the goodwill arose. Any potential impairment of goodwill is identified by comparing the recoverable amount with the carrying value of a CGU or group of CGUs. Goodwill is reduced by the amount of deficiency, if any.
If the deficiency exceeds the carrying amount of goodwill, the carrying values of the remaining assets in the CGU or group of
CGUs are subject to being reduced by the remaining deficiency on a pro-rata basis.
The recoverable amount of a CGU or group of CGUs is the higher of the estimated fair value less costs to sell or the value-in-use of the CGU or group of CGUs. In assessing value-in-use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU or group of CGUs. In some cases, the most recent detailed calculation made in a prior period of a recoverable amount is used in the current period impairment testing. This is the case only if there are no significant changes to the CGU or group of CGUs, the likelihood of impairment is remote based on the analysis of current events and circumstances, and the most recently calculated recoverable amount substantially exceeded the current carrying amount of the CGU or group of CGUs.
Intangible assets with indefinite useful lives include the John Hancock brand name, certain investment management contracts and certain agricultural water rights. The indefinite useful life assessment for the John Hancock brand name is based on the brand name being protected by indefinitely renewable trademarks in markets where branded products are sold, and for certain investment management contracts based on the ability to renew these contracts indefinitely. In addition, there are no legal, regulatory or contractual provisions that limit the useful lives of these intangible assets. Certain agricultural water rights are held in perpetuity. An intangible asset with an indefinite useful life is not amortized but is subject to an annual impairment test which is performed more frequently if an indication that it is not recoverable arises.
Intangible assets with finite useful lives include acquired distribution networks, customer relationships, capitalized software, and certain investment management contracts and other contractual rights. Distribution networks, customer relationships, and other finite life intangible assets are amortized over their estimated useful lives, six to 68 years, either based on the passage of time or in relation to asset consumption metrics. Software intangible assets are amortized on a straight-line basis over their estimated useful lives of three to 10 years. Amortization expense is recorded in General expenses. Finite life intangible assets are assessed for indicators of impairment at each reporting period. If an indication of impairment arises, these assets are tested for impairment.
(g)Miscellaneous Assets
Miscellaneous assets include company owned life insurance policies (“COLI”) assets with respect to unfunded defined benefit obligations, defined benefit assets and capital assets. COLI assets are carried at their cash surrender value. Defined benefit assets’ carrying value is explained in note 1 (o). Capital assets are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from two to 10 years.
(h)Segregated Funds
The Company manages segregated funds on behalf of policyholders, which are presented as segregated funds net assets with offsetting insurance and investment contract liabilities for account of segregated fund holders in the amount of their account balances. The investment returns on these funds are passed directly to policyholders. In some cases, the Company has provided guarantees associated with these funds. Amounts invested by the Company in segregated funds for seed purposes are presented within invested asset categories based on the nature of the underlying investments.
Segregated funds net assets are measured at fair value and include investments in mutual funds, debt securities, equities, cash, short-term investments and other investments. With respect to the consolidation requirement of IFRS, in assessing the
Company’s degree of control over the underlying investments, the Company considers the scope of its decision-making rights, the rights held by other parties, its remuneration as an investment manager and its exposure to variability of returns from the investments. The Company has determined that it does not have control over the underlying investments as it acts as an agent on behalf of segregated fund policyholders.
The methodology applied to determine the fair value of investments held in segregated funds is consistent with that applied to invested assets held by the general fund, as described above in note 1 (e). Segregated funds liabilities are measured based on the value of the segregated funds net assets. Investment returns on segregated funds assets are passed directly to policyholders and the Company does not bear the risk associated with these assets outside of guarantees offered on certain variable life and annuity products, for which the underlying investments are held within segregated funds.
Some of the Company’s liabilities for account of segregated fund holders arise from insurance contracts that it issues. These are reported as Insurance contract liabilities for account of segregated fund holders, representing the Company’s obligation to pay

22
the policyholder an amount equal to the fair value of the underlying items, and are measured at the aggregate of policyholder account balances. Changes in fair value of these liabilities are reported as Financial changes related to insurance and investment contract liabilities for account of segregated fund holders in the Consolidated Statements of Income. Other liabilities associated with these insurance contracts, such as those associated with guarantees provided by the Company as a result of certain variable life and annuity contracts, are included in Insurance contract assets or Insurance contract liabilities, excluding those for account of segregated fund holders on the Consolidated Statements of Financial Position. The Company holds assets supporting these guarantees in the general fund, which are included in invested assets according to their investment type.
The remaining liabilities for account of segregated fund holders do not arise from insurance contracts that the Company issues.
These are reported as Investment contract liabilities for account of segregated fund holders on the Consolidated Statements of
Financial Position. These are also measured at the aggregate of policyholder account balances and changes in fair value of these liabilities are reported as Financial changes related to insurance and investment contract liabilities for account of segregated fund holders in the Consolidated Statements of Income.
(i)Insurance Contract Liabilities and Reinsurance Contract Assets
Scope and Classification
Contracts issued by the Company are classified as insurance, investment, or service contracts at initial recognition. Insurance contracts are contracts under which the Company accepts significant insurance risk from a policyholder. A contract is considered to have significant insurance risk if an insured event could cause the Company to pay significant additional amounts in any single scenario with commercial substance. The additional amounts refer to the present value of amounts that exceed those that would be payable if no insured event had occurred.
Reinsurance contracts held are contracts held by the Company under which it transfers significant insurance risk related to underlying insurance contracts to other parties, along with the associated premiums. The purpose of the reinsurance contracts held is to mitigate the significant insurance risk that the Company may have from the underlying insurance contracts.
Both insurance and reinsurance contracts are accounted for in accordance with IFRS 17. Contracts under which the Company does not accept significant insurance risk are either classified as investment contracts or considered service contracts and are accounted for in accordance with IFRS 9 “Financial Instruments” (“IFRS 9”) or IFRS 15 “Revenue from Contracts with
Customers” (“IFRS 15”), respectively.
Insurance contracts are classified as direct participation contracts or contracts without direct participation features based on specific criteria. Insurance contracts with direct participation features are insurance contracts that are substantially investment-
related service contracts under which the Company promises an investment return based on underlying items. They are viewed as creating an obligation to pay policyholders an amount that is equal to the fair value of the underlying items, less a variable fee for service.
Separation of components
At inception of insurance and reinsurance contracts held, the Company analyses whether they contain the following components that are separated and accounted for under other IFRS standards:
•Derivatives embedded within insurance contracts which contain risks and characteristics that are not closely related to those of the host contract unless the embedded derivative itself meets the definition of an insurance contract;
•Distinct investment components which represent cash flows paid (received) in all circumstances regardless of whether an insured event has occurred or not. Investment components are distinct if they are not highly interrelated with insurance component cash flows and if they could be issued on a stand-alone basis; and
•Distinct service components which are promises to transfer goods or non-insurance services if the policyholder can benefit from them and either on its own or with other resources that are readily available to the policyholder. The service components are distinct if they are not highly interrelated with the insurance components and the Company provides no significant service in integrating the service component with the insurance component.
The Company applies IFRS 17 to all remaining components of the insurance and reinsurance contracts held.
Level of aggregation
Insurance contracts are aggregated into portfolios of insurance contracts which are managed together and are subject to similar risks. The Company has defined portfolios by considering various factors such as the issuing subsidiary, measurement model, major product line and type of insurance risk. The portfolios of insurance contracts are further grouped by:
•Date of issue: the period cannot be longer than one year. Most of the Company’s insurance contracts are aggregated into annual cohorts; and
•Expected profitability at inception into one of three categories: onerous contracts, contracts with no significant risk of becoming onerous and other remaining contracts. Onerous contracts are those contracts that at initial inception, the
Company expects to generate net outflow, without considering investment returns or the benefit of any reinsurance contracts held.
The Company establishes the groups at initial recognition and may add contracts to the groups after the end of a reporting period, however, the Company does not subsequently reassess the composition of the groups.

23	2025 Annual Report	Consolidated Financial Statements
For reinsurance contracts held, the portfolios align with the direct insurance contract portfolios. Groups of reinsurance contracts typically comprise a single reinsurance contract, and similar to direct groups they do not contain contracts issued more than one year apart.
Cash flows within the contract boundaries
The Company includes in the measurement of a group of insurance contracts and reinsurance contracts held, all future cash flows within the boundary of the contracts in the group. Cash flows are within the boundary of an insurance contract (and a reinsurance contract held) if they arise from substantive rights and obligations that exist in which the Company can compel the policyholder to pay the premiums (or is compelled to pay amounts to a reinsurer) or has a substantive obligation to provide services to the policyholder (or a substantive right to receive services from a reinsurer).
For insurance contracts, a substantive obligation to provide services ends when the Company has the practical ability to reassess the risks and as a result, can set a new price or level of benefits that fully reflects those risks.
For reinsurance contracts held, a substantive right to receive services ends when the reinsurer has the practical ability to reassess the risk transferred to it and can set a new price or level of benefits that fully reflects those risks, or the reinsurer can terminate the coverage.
Measurement models
There are three measurement models for insurance contracts:
•Variable fee approach (“VFA”): The Company applies this approach to insurance contracts with direct participation features such as participating life insurance contracts, unit-linked contracts and variable annuity contracts. The direct participating feature is identified at inception, where the Company has the obligation to pay the policyholder an amount equal to the fair value of the underlying items less a variable fee in exchange for investment services provided.
•Premium allocation approach (“PAA”): The Company applies this simplified approach for certain insurance contracts and reinsurance contracts with a duration of typically one year or less, such as Canadian Group Benefit products, some
Canadian Affinity products, and some Asia short-term individual and group products.
•General measurement model (“GMM”): The Company applies this model to the remaining insurance contracts and reinsurance contracts not measured using the VFA or the PAA.
Recognition of insurance contracts
The Company recognizes groups of insurance contracts that it issues from the earliest of the following:
•The beginning of the coverage period of the group of contracts,
•The date when the first payment from a policyholder in the group is due or when the first payment is received if there is no due date, and
•For a group of onerous contracts, as soon as facts and circumstances indicate that the group is onerous.
Insurance contracts measured under the GMM and the VFA measurement model
Initial measurement
The measurement of insurance contracts at initial recognition is the same for GMM or VFA. At initial recognition, the Company measures a group of insurance contracts as the total of: (a) fulfilment cash flows, and (b) a contractual service margin (“CSM”).
Fulfilment cash flows comprise estimates of future cash flows, adjusted to reflect the time value of money and financial risks, and a risk adjustment for non-financial risk. In determining the fulfilment cash flows, the Company uses estimates and assumptions considering a range of scenarios which have commercial substance and give a fair representation of possible outcomes.
If fulfilment cash flows generate a total of net cash inflows at initial recognition, a CSM is set up to fully offset the fulfilment cash flows, and results in no impact on income at initial recognition. The CSM represents the unearned profit the Company will recognize as it provides services under the insurance contracts. However, if fulfilment cash flows generate a total of net cash outflows at initial recognition, a loss is recognized in Insurance service expenses immediately and the group of contracts is considered to be onerous.
For contracts with fulfilment cash flows in multiple foreign currencies, the group of insurance contracts, including the CSM, is considered to be denominated in a single currency. If a group of insurance contracts has cash flows in more than one currency, on initial recognition the Company determines a single currency in which the multicurrency group of contracts is denominated.
The Company determines the single currency to be the currency of the predominant cash flows.
The unit of account for CSM or loss is on a group of contracts basis consistent with the level of aggregation specified above.

24
Subsequent measurement of fulfilment cash flows
The fulfilment cash flows at each reporting date are measured using the current estimates of expected cash flows and current discount rates. In the subsequent periods, the carrying amount of a group of insurance contracts at each reporting date is the sum of:
•The liability for remaining coverage (“LRC”), which comprises the fulfilment cash flows that relate to services to be provided in the future and any remaining CSM at that date; and
•The liability for incurred claims (“LIC”), which comprises the fulfilment cash flows for incurred claims and expenses that have not yet been paid.
For onerous contracts, the LRC is further divided into a loss component, which represents the remaining net outflow for the group of insurance contracts; and the LRC excluding the loss component, which represents the amount of liability with offsetting inflows.
Premiums received increases the LRC. Where a third-party administrator is involved in the collection and remittance of premiums, amounts receivable from the third party are included in the measurement of insurance contract liabilities until actual cash is remitted to the Company.
Subsequent measurement of the CSM under the GMM measurement model
For contracts without direct participation features, when applying the GMM measurement model, the carrying amount of the CSM at the end of reporting period is adjusted to reflect the following changes:
(a)effect of new contracts added to the group;
(b)interest accreted on the carrying amount of CSM, measured at the locked-in discount rate. The locked-in discount rate is the weighted average of the rates applicable at the date of initial recognition of contracts that joined a group over a
12-month period, and is determined using the bottom up approach;
(c)changes in fulfilment cash flows that relate to future services such as:
•Experience differences between actual and expected premiums and related cash flows at the beginning of the period measured at the locked-in rate.
•Non-financial changes in estimates of the present value of future cash flows measured at the locked-in rate.
•Changes in the risk adjustment for non-financial risk that relate to future service measured at the locked-in rate.
•Differences between actual and expected investment component that becomes payable in the period. The same applies to a policyholder loan that becomes repayable;
(d)effect of any currency exchange differences on the CSM;
(e)CSM amortization, which is the recognition of unearned profit into Insurance revenue for services provided in the period.
The CSM is recognized into insurance revenue over the duration of the group of insurance contracts based on the respective coverage units as insurance services are provided. The number of coverage units is the quantity of services provided by the contracts in the group, determined by considering the quantity of benefits provided and its expected coverage period. The coverage units are reviewed and updated at each reporting date. The Company allocates the
CSM equally to each coverage unit and recognizes the amount allocated to coverage units provided and expected to be provided in each period.
When measuring the fulfilment cash flows, changes that relate to future services are measured using the current discount rate;
however, the CSM is adjusted for these changes using the locked-in rate at initial recognition. The application of the two different discount rates gives rise to a gain or loss that is recognized as part of insurance finance income or expense.
Subsequent measurement of the CSM under the VFA measurement model
For contracts with direct participation features applying the VFA measurement model, subsequent measurement of the CSM is similar to the GMM model with the following exceptions or modifications:
For changes in fulfilment cash flows that do not vary with the underlying items:
•Non-financial changes adjust the CSM at the current discount rate, there is no interest accretion on CSM at the locked-in rate,
•Changes in the effect of time value of money and financial risks such as the effect of financial guarantees adjust the CSM, however, income or expenses would be impacted if the risk mitigation option is elected.

25	2025 Annual Report	Consolidated Financial Statements
For changes in fulfilment cash flows that vary with the fair value of the underlying items:
•Changes in the shareholders’ share adjust the CSM, however, income or expenses would be impacted if the risk mitigation option is elected,
•Changes in the policyholders’ share are recognized in income or expenses or OCI.
The Company uses derivatives, non-derivative financial instruments measured at fair value through profit or loss, and reinsurance contracts to mitigate the financial risk arising from direct participation contracts applying the VFA measurement model. The Company may elect the risk mitigation option to recognize some or all changes of financial guarantees and shareholders’ share of the underlying items in income or expenses instead of adjusting CSM.
Groups of GMM or VFA insurance contracts with a CSM at initial recognition can subsequently become onerous when increases in fulfilment cash flows that do not vary with the underlying items or declines in the shareholder’s share of the underlying items exceed the carrying amount of the CSM. The excess establishes a loss which is recognized in Insurance service expenses immediately, and the LRC is then divided into the loss component and the LRC excluding the loss component.
Subsequent measurement of the loss component
The loss component represents the net outflow attributable to each group of onerous insurance contracts (or contracts profitable at inception that have subsequently become onerous), any subsequent decrease relating to future service in estimates of future cash flows and risk adjustment for non-financial risk or any subsequent increase in the shareholders’ share of the fair value of underlying items will reverse the loss component. Any remaining loss component will be reversed systematically as actual cash flows are incurred.
When actual cash flows are incurred, the LIC is recognized and the LRC is derecognized accordingly. The Company uses the proportion on initial recognition to determine the systematic allocation of LRC release between the loss component and the LRC excluding the loss component, resulting in both components being equal to zero by the end of the coverage period.
Insurance contracts measured under the PAA measurement
The Company applies the PAA to all insurance contracts it issues if the coverage period of the contract is one year or less; or the coverage period is longer than one year and the measurement of the LRC for the contracts under the PAA does not differ materially from the measurement that would be produced applying the GMM approach under possible future scenarios.
The LRC is initially measured as the premium received at initial recognition minus any insurance acquisition cash flows at that date. There is generally no allowance for the time value of money as the premiums are mostly received within one year of the coverage period.
For acquisition cash flows allocated to recognized groups of contracts applying the PAA, the Company is permitted to defer and amortize the amount over the coverage period or recognize the amount as an expense as incurred provided that the coverage period of the contracts in the group is no more than one year. This election can be made at the level of each group of insurance contracts. For the majority of the Company’s insurance contracts applying the PAA, such as Canadian Group Benefit products, some Canadian Affinity products, and some Asia short-term individual and group products, the Company has elected to defer directly attributable acquisition costs and recognize them in net income over the coverage period in a systematic way based on the passage of time.
In these lines of business, directly attributable insurance acquisition cash flows paid are to acquire the current contract with an expectation of a number of renewals over future years. As such, directly attributable insurance acquisition cash flows are allocated to the group in which the current contract belongs to, as well as to future groups that will include expected renewals applying a systematic methodology. If facts and circumstances indicate that there is an onerous group of contracts at initial measurement, a loss is immediately recognized in the Insurance service expenses for the net outflow and a loss component of the LRC is created for the group.
Subsequent measurement
Subsequently, the Company measures the carrying amount of the LRC at the end of each reporting period as:
•The LRC at the beginning of the period; plus
•Premium received in the period; minus
•Directly attributable acquisition costs net of related amortization (unless expensed as incurred); minus
•Amount recognized as insurance revenue for the period; minus
•Investment component paid or transferred to the LIC.
The amount recognized as insurance revenue for the period is typically based on the passage of time. For the Company’s property and casualty reinsurance business, the expected pattern of release of risk during the coverage period differs significantly from the passage of time, and as such the amount recognized as insurance revenue is on the basis of the expected timing of incurred service expenses.
If at any time during the coverage period, facts and circumstances indicate that a group of contracts is onerous, the Company will recognize a loss in Insurance service expenses and an increase in the LRC to the extent that the current estimate of the

26
fulfilment cash flows that relate to remaining coverage (including the risk adjustment for non-financial risk) exceed the carrying amount of the LRC.
The Company estimates the LIC as the fulfilment cash flows related to incurred claims. The Company does not adjust the future cash flows for the time value of money, except when claims are expected to settle more than one year after the actual claim occurs.
Assets for insurance acquisition cash flows
Insurance acquisition cash flows arise from the costs of selling, underwriting and starting a group of insurance contracts (issued or expected to be issued) that are directly attributable to the portfolio of insurance contracts to which the group belongs.
Insurance acquisition cash flows paid or incurred before the recognition of the related group of contracts are recognized as an asset within the portfolio of insurance contract liabilities in which the group of contracts is expected to be included. The Company applies a systematic basis to allocate these costs, which includes:
•Insurance acquisition cash flows directly attributable to a group of contracts that will include future expected renewals of in-
force contracts; and
•Insurance acquisition cash flows directly attributable to a portfolio of insurance contracts, which will include future new business.
When facts and circumstances indicate the assets for insurance acquisition cash flows might be impaired, the Company conducts impairment tests. If an asset is impaired, an impairment loss will be recognized in Insurance service expenses, which can be subsequently reversed when the impairment condition no longer exists.
Recognition of reinsurance contracts held
The Company recognizes a group of reinsurance contracts held from the earliest of the following:
•The beginning of the coverage period of the group of reinsurance contracts held. However, the Company delays the recognition of a group of reinsurance contracts held that provide proportionate coverage until the date when any underlying insurance contract is initially recognized, if that date is later than the beginning of the coverage period of the group of reinsurance contracts held; and
•The date the Company recognizes an onerous group of underlying insurance contracts if the Company entered into the related reinsurance contract held in the group of reinsurance contracts held at or before that date.
Reinsurance contracts held measured under the GMM model
Initial measurement
The measurement of reinsurance contracts held follows the same principles as the GMM for insurance contracts issued, with the following exceptions or modifications specified in this section below. Reinsurance contracts held and assumed cannot use the
VFA measurement model.
At initial recognition, the Company recognizes any net gain or net cost as a CSM in the consolidated statement of financial position, with some exceptions. If any net cost of obtaining reinsurance contracts held relates to insured events that occurred before initial recognition of any insurance contracts, it is recognized immediately in Insurance service expenses. In addition, if the underlying insurance contracts are in an onerous position, the Company is required to recognize a reinsurance gain immediately in income for the portion of claims that the Company expects to recover from the reinsurance, if the reinsurance contract held was entered into prior to or at the same time as the onerous contracts.
For contracts with fulfilment cash flows in multiple foreign currencies, the group is denominated in a single currency as defined by the predominant cash flows.
Measurement of reinsurance contract cash flows is consistent with the underlying insurance contracts, but with an adjustment for any risk of non-performance by the reinsurer. The risk adjustment for non-financial risk represents the amount of risk being transferred by the Company to the reinsurer.
Subsequent measurement
Subsequently, the carrying amount of a group of reinsurance contracts held at each reporting date is the sum of:
•The asset for remaining coverage (“ARC”), which comprises the fulfilment cash flows that relate to services to be received under the contracts in future periods, and any remaining CSM at that date; and
•The asset for incurred claims (“AIC”), which comprises the fulfilment cash flows for incurred claims and expenses that have not yet been received.
If the underlying insurance contracts are onerous at inception and a reinsurance gain is recognized in income as described above, the ARC is made up of a loss-recovery component and the ARC excluding the loss-recovery component. The loss-
recovery component reflects changes in the loss component of the underlying onerous insurance contracts and determines the amounts that are subsequently presented in income or expenses as reversals of recoveries of losses from the reinsurance contracts held and are excluded from the allocation of reinsurance premiums paid.

27	2025 Annual Report	Consolidated Financial Statements
The Company adjusts the carrying amount of the CSM of a group of reinsurance contracts held to reflect changes in the fulfilment cash flows applying the same approach as for insurance contracts issued, except:
•Income recognized to cover the losses from onerous underlying contracts also adjusts the carrying amount of CSM;
•Reversals of the loss-recovery component, to the extent that those reversals are not changes in fulfilment cash flows of the group of reinsurance contracts held, also adjust the carrying amount of CSM; and
•Changes in fulfilment cash flows related to future services also adjust the carrying amount of CSM provided that changes in fulfilment cash flows related to the group of underlying insurance contracts also adjust the CSM.
Where a loss component has been set up subsequent to initial recognition of a group of underlying insurance contracts, the reinsurance gain that has been recognized adjusts the loss-recovery component of the reinsurance asset for remaining coverage. The carrying amount of the loss-recovery component must not exceed the portion of the carrying amount of the loss component of the onerous group of underlying insurance contracts that the Company expects to recover from the group of reinsurance contracts. On this basis, the loss-recovery component is reduced to zero when the loss component of underlying insurance contracts is reduced to zero.
Reinsurance contracts held measured under the PAA model
Reinsurance contracts held may be classified and measured under the PAA model if they meet the eligibility requirements, which are similar to the PAA requirements for direct insurance contracts.
For reinsurance contracts held applying the PAA model, the Company measures them on the same basis as insurance contracts that it issues, adapted to reflect the features of reinsurance contracts held that differ from insurance contracts issued.
If a loss-recovery is created for a group of reinsurance contracts measured under the PAA model, the Company adjusts the carrying amount of the ARC as there is no CSM to adjust under PAA.
Derecognition of insurance contracts
The Company derecognizes insurance contracts when the rights and obligations relating to the contract are extinguished (i.e., discharged, cancelled, or expired) or the contract is modified such that the modification results in a change in the measurement model, or the applicable standard for measuring a component of the contract. In the case of modification, the Company derecognizes the initial contract and recognizes the modified contract as a new contract.
Presentation and Disclosure
The Company has presented the carrying amount of portfolios of insurance contracts that are in a net asset or liability position, and portfolios of reinsurance contracts that are in a net asset or liability position separately in the Consolidated Statements of
Financial Position.
The Company separately presents the insurance service result, which comprises insurance revenue and insurance service expenses, from the investment result, which comprises insurance finance income or expenses in the Consolidated Statements of
Income. IFRS 17 provides an option to disaggregate the changes in risk adjustment between insurance service results and insurance finance income. The Company disaggregates the change in risk adjustment for non-financial risk between the insurance service expenses and insurance finance income or expenses.
Net insurance service result
The insurance revenue depicts the performance of insurance services and excludes investment components. For the GMM and the VFA contracts, the insurance revenue represents the change in the LRC relating to insurance services for which the
Company expects to receive consideration. This insurance revenue comprises: (a) expected claims and other insurance expenses including policyholder taxes where applicable; (b) changes in risk adjustment for non-financial risk; (c) release of CSM based on coverage units; and (d) portion of premiums that relate to recovery of insurance acquisition cash flows. For contracts measured under the PAA, the insurance revenue for each period is the amount of expected premium receipts for providing insurance services in the period.
The insurance service expenses arising from insurance contracts are recognized in income or expenses generally as they are incurred and exclude repayment of investment components. The insurance service expenses comprise: (a) incurred claims and other insurance service expenses; (b) losses on onerous contracts and reversal of such losses; (c) adjustments to LIC; (d)
amortization of insurance acquisition cash flows; and (e) impairment losses on assets for insurance acquisition cash flows, if any, and reversals of such impairment losses.
The amortization of insurance acquisition cash flows within insurance service expense is equal to the recovery of insurance acquisition cash flows in insurance revenue for contracts measured under the GMM and VFA. For contracts measured under the
PAA with deferred acquisition cash flows, the Company amortizes insurance acquisition cash flows over the duration of the group of insurance contracts based on the respective coverage units.
Net expenses from reinsurance contracts held comprise allocation of reinsurance premiums paid and the amounts expected to be recovered from reinsurers. Reinsurance cash flows that are contingent on claims on the underlying contracts are treated as part of the claims expected to be recovered from reinsurers, whereas reinsurance cash flows that are not contingent on claims on the underlying contracts (for example, some types of ceding commissions) are treated as a reduction in reinsurance premiums paid. For reinsurance contracts measured under the GMM, the allocation of reinsurance premiums paid represents the

28
total of the changes in the asset for remaining coverage that relate to services for which the Company expects to pay consideration. For reinsurance contracts measured under the PAA, the allocation of reinsurance premiums paid is the amount of expected premium payments for receiving services in the period.
Insurance finance income or expenses
Insurance finance income or expenses comprise the change in the carrying amount of the group of insurance contracts arising from: (a) the effect of the time value of money and changes in the time value of money; and (b) the effect of financial risk and changes in financial risk.
The Company disaggregates insurance finance income or expenses on insurance contracts issued for most of its groups of insurance contracts between income or expenses and OCI. The impact of changes in market interest rates on the value of the life insurance and related reinsurance assets and liabilities are reflected in OCI in order to minimize accounting mismatches between the accounting for insurance assets and liabilities and the supporting financial assets. The impacts from differences between current period rates and locked-in rates are presented in OCI.
The Company’s invested assets which are debt instruments (including bonds, private placements, mortgages, and loans) are predominantly measured at FVOCI. As a result, the effect of the time value of money for the groups of insurance contracts and supporting fixed maturity assets is reflected in income or expenses and the effect of financial risk and changes in financial risk is reflected in OCI.
The systematic allocation of expected total insurance finance income or expenses depends on whether changes in assumptions that relate to financial risk have a substantial effect on the expected amounts paid to the policyholders.
•For groups of insurance contracts for which changes in assumptions that relate to financial risk do not have a substantial effect on the amounts paid to the policyholders, the Company systematically allocates expected total insurance finance income or expenses over the duration of the group of contracts to income or expenses using discount rates determined on initial recognition of the group of contracts.
•For groups of insurance contracts for which changes in assumptions that relate to financial risk have a substantial effect on the amounts paid to the policyholders, the Company systematically allocates expected total insurance finance income or expenses over the duration of the group of contracts to income or expenses using either a constant rate, or an allocation that is based on the amounts credited in the period and expected to be credited in future periods for fulfilment cash flows.
The CSM accretion rate would use the discount rates determined on initial recognition of the group of contracts for CSM.
In the event of a transfer of a group of insurance contracts or derecognition of an insurance contract, the Company reclassifies any amounts that were previously recognized in OCI to income or expenses as insurance finance income or expense. There are no changes in the basis of disaggregation of insurance finance income or expenses between income or expenses and OCI in the period.
Transition methods
IFRS 17 became effective for years beginning on January 1, 2023. The Company has applied the full retrospective approach to most contracts issued on or after January 1, 2021, except for participating insurance contracts and variable annuity contracts for which the fair value approach was used. The Company has applied the fair value approach to all insurance contracts issued prior to January 1, 2021, as obtaining reasonable and supportable information to apply the full retrospective approach was deemed impracticable.
Under the fair value approach, the Company has determined the CSM of the GMM and VFA liabilities for remaining coverage at the transition date as the difference between the fair value of the groups of insurance contracts and the fulfilment cash flows measured at that date. In determining the fair value, the Company has applied the requirements of IFRS 13 “Fair Value
Measurement”, except for the demand deposit floor requirement. The Company used the income approach to determine the fair value of the insurance contracts at the transition date, in which future cash flows are discounted to a single amount that reflects current market expectations about those future amounts.
(j)Investment Contract Liabilities
Investment contract liabilities include contracts issued to retail and institutional investors that do not contain significant insurance risk. Investment contract liabilities and deposits are measured at amortized cost or at fair value by election. The FVTPL election is made when these liabilities, as well as the related assets are managed, and their performance is evaluated, on a fair value basis or when doing so reduces the accounting mismatches between assets supporting these contracts and the related policy liabilities. Investment contract liabilities are derecognized when the contracts expire, are discharged or are cancelled.
(k)Other Financial Instruments Accounted for as Liabilities
The Company issues a variety of other financial instruments classified as liabilities, including senior notes, subordinated notes and surplus notes. These financial liabilities are measured at amortized cost, with issuance costs deferred and amortized using the effective interest rate method.

29	2025 Annual Report	Consolidated Financial Statements
(l)Income Taxes
The provision for income taxes is calculated based on income tax laws and income tax rates substantively enacted as at the date of the Consolidated Statements of Financial Position. The income tax provision is comprised of current income taxes and deferred income taxes. Current and deferred income taxes relating to items recognized in OCI and directly in equity are similarly recognized in OCI and directly in equity, respectively.
Current income taxes are amounts expected to be receivable or payable for the current year and any adjustments to taxes payable in respect of previous years.
Deferred income taxes are provided for using the liability method and result from temporary differences between the carrying values of assets and liabilities and their respective tax bases. Deferred income taxes are measured at the substantively enacted tax rates that are expected to be applied to temporary differences when they reverse.
A deferred tax asset is recognized to the extent that future realization of the tax benefit is probable. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the tax benefit will be realized.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity.
Deferred tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
The Company records liabilities for uncertain tax positions if it is probable that the Company will make a payment on tax positions due to examinations by tax authorities. These provisions are measured at the Company’s best estimate of the amount expected to be paid. Provisions are reversed to income in the period in which management assesses they are no longer required or determined by statute.
The Company is subject to income tax laws in various jurisdictions. Tax laws are complex and potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for current income taxes and deferred income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the year. The Company may be required to change its provision for income taxes or deferred income tax balances when the ultimate deductibility of certain items is successfully challenged by taxing authorities, or if estimates used in determining the amount of deferred tax balances to recognize change significantly, or when receipt of new information indicates the need for adjustment in the amount of deferred income taxes to be recognized. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income taxes, deferred tax balances and the effective tax rate. Any such changes could materially affect the amounts reported in the Consolidated Financial Statements in the period these changes occur.
(m) Foreign Currency Translation
Items included in the financial statements of each of the Company’s subsidiaries, joint ventures and associates are measured by each entity using the currency of the primary economic environment in which the entity operates (the “functional currency”). If their functional currency is other than the Canadian dollar, these entities are foreign operations of the Company.
Transactions in a foreign currency are translated to the functional currency at the exchange rate prevailing at the date of the transaction. Assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate in effect at the reporting date. Revenue and expenses denominated in foreign currencies are translated at the average exchange rate prevailing during the period reported. Exchange gains and losses are recognized in income except for translation of net investments in foreign operations and the results of hedging these positions, and for non-monetary items designated as amortized cost or FVOCI. These foreign exchange gains and losses are recognized in OCI until such time that the foreign operation or non-monetary item is disposed of or control or significant influence over it is lost, when they are reclassified to income.
The Consolidated Financial Statements are presented in Canadian dollars. The financial statements of the Company’s foreign operations are translated from their functional currencies to Canadian dollars; assets and liabilities are translated at the exchange rate at the reporting date, and revenue and expenses are translated using the average exchange rates for the period.
(n)Stock-based Compensation
The Company provides stock-based compensation to certain employees and directors as described in note 14. Compensation expense of equity instruments granted is accrued based on the best estimate of the number of instruments expected to vest, with revisions made to that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial forfeiture estimates, unless forfeitures are due to market-based conditions.
Stock options are expensed with a corresponding increase in contributed surplus. Restricted share units and deferred share units are expensed with a corresponding liability accrued based on the market value of MFC’s common shares at the end of each quarter. Performance share units are expensed with a corresponding liability accrued based on specific performance conditions and the market value of MFC’s common shares at the end of each quarter. The change in the value of the awards resulting from

30
changes in the market value of MFC’s common shares or changes in the specific performance conditions and credited dividends is recognized in income, offset by the impact of total return swaps used to manage the variability of the related liabilities.
Stock-based compensation cost is recognized over the applicable vesting period, unless the employee is eligible to retire at the time of grant or will be eligible to retire during the vesting period. Compensation costs attributable to stock options, restricted share units, and performance share units granted to employees who are eligible to retire on the grant date or who will become eligible to retire during the vesting period, are recognized at the grant date or over the period from the grant date to the date of retirement eligibility, respectively.
The Company’s contributions to the Global Share Ownership Plan (“GSOP”) (refer to note 14 (d)), are expensed as incurred.
Under the GSOP, subject to certain conditions, the Company will match a percentage of an employee’s eligible contributions to certain maximums. All contributions are used by the plan’s trustee to purchase MFC common shares in the open market on behalf of participating employees.
(o)Employee Future Benefits
The Company maintains defined contribution and defined benefit pension plans and other post-employment plans for employees and agents including registered (tax qualified) pension plans that are typically funded as well as supplemental non-registered
(non-qualified) pension plans for executives, and retiree and disability welfare plans that are typically not funded.
The Company’s obligation in respect of defined benefit pension and other post-employment benefits is calculated for each plan as the estimated present value of future benefits that eligible employees have earned in return for their service up to the reporting date using the projected benefit method. The discount rate used is based on the yield, as at the reporting date, of high-
quality corporate debt securities that have approximately the same term as the benefit obligations and that are denominated in the same currency in which the benefits are expected to be paid.
To determine the Company’s net defined benefit asset or liability, the defined benefit obligations are deducted from the fair value of plan assets. When this calculation results in a surplus, the asset that can be recognized is limited to the present value of future economic benefit available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset limit). Defined benefit assets are included in miscellaneous assets and defined benefit liabilities are included in other liabilities.
Changes in the net defined benefit asset or liability due to re-measurement of pension and retiree welfare plans are recorded in
OCI in the period in which they occur and are not reclassified to income in subsequent periods. They consist of actuarial gains and losses, changes in the effect of the asset limit, if any, and the return on plan assets, excluding amounts included in net interest income or expense. Changes in the net defined benefit asset or liability due to re-measurement of disability welfare plans are recorded in income in the period in which they occur.
The cost of defined benefit pension plans is recognized over the employees’ years of service to retirement while the cost of retiree welfare plans is recognized over the employees’ years of service to their date of full eligibility. The net benefit cost for the year is recorded in income and is calculated as the sum of the service cost in respect of the fiscal year, the net interest income or expense and any applicable administration expenses, plus past service costs or credits resulting from plan amendments or curtailments. The net interest income or expense is determined by applying the discount rate to the net defined benefit asset or liability. The current year cost of disability welfare plans is the year-over-year change in the defined benefit obligation, including any actuarial gains or losses.
The cost of defined contribution plans is the contribution provided by the Company and is recorded in income in the periods during which services are rendered by employees.
(p)Derivative and Hedging Instruments
The Company uses derivative financial instruments (“derivatives”) including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate exposure to different types of investments. Derivatives embedded in other financial instruments are separately recorded as derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative and the host instrument itself is not recorded at FVTPL. Derivatives which are separate financial instruments are recorded at fair value, and those with unrealized gains are reported as derivative assets and those with unrealized losses are reported as derivative liabilities.
A determination is made for each derivative as to whether to apply hedge accounting. Where hedge accounting is not applied, changes in the fair value of derivatives are recorded in investment income.
Where the Company has elected to apply hedge accounting, a hedging relationship is designated and documented at inception.
Hedge effectiveness is evaluated at inception and throughout the term of the hedge. Hedge accounting is only applied when the
Company expects that the risk management objective will be met, and that the hedging relationship will qualify for hedge accounting requirements both at inception and throughout the hedging period. The assessment of hedge effectiveness is performed at the end of each reporting period prospectively. When it is determined that the risk management objective is no longer met, a hedging relationship is no longer effective, or the hedging instrument or the hedged item ceases to exist, the
Company discontinues hedge accounting prospectively. In such cases, if the derivatives are not sold or terminated, any subsequent changes in fair value of the derivatives are recognized in investment income.

31	2025 Annual Report	Consolidated Financial Statements
For derivatives that are designated as hedging instruments, changes in fair value are recorded according to the nature of the risks being hedged, as discussed below.
In a fair value hedging relationship, changes in fair value of the hedging instruments are recorded in Total investment result, offsetting changes in fair value of the hedged items attributable to the hedged risk, which would otherwise not be carried at fair value through profit or loss. Hedge ineffectiveness is recognized in total investment result and arises from differences between changes in the fair values of hedging instruments and hedged items. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments are amortized to total investment result over the remaining term of the hedged item unless the hedged item ceases to exist, at which time the balance is recognized immediately in total investment result.
In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging instrument is recorded in
OCI while the ineffective portion is recognized in total investment result. Gains and losses in AOCI are recognized in income during the same periods that the variability in the hedged cash flows or the hedged forecasted transactions are recognized in income. The reclassifications from AOCI are made to total investment result, except for total return swaps that hedge stock-
based compensation awards, which are reclassified to general expenses.
Gains and losses on cash flow hedges in AOCI are reclassified immediately to total investment result when the hedged item ceases to exist or the forecasted transaction is no longer expected to occur. When a hedge is discontinued, but the hedged forecasted transaction is expected to occur, the amounts in AOCI are reclassified to total investment result in the periods during which variability in the cash flows hedged or the hedged forecasted transaction is recognized in income.
In a net investment in foreign operation hedging relationship, gains and losses relating to the effective portion of the hedge are recorded in OCI. Gains and losses in AOCI are recognized in income during the periods when gains or losses on the underlying hedged net investment in foreign operation are recognized in income upon disposal of the foreign operation or upon loss of control or significant influence over it.
(q)Revenue from Service Contracts
The Company recognizes revenue from service contracts in accordance with IFRS 15. The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer. Revenue is recorded as performance obligations are satisfied over time because the customers simultaneously receive and consume the benefits of the services rendered, measured using an output method. Revenue for variable consideration is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved. Refer to note 13.
Note 2  Accounting and Reporting Changes
(a)Future Accounting and Reporting Changes
(I)Annual Improvements to IFRS Accounting Standards – Volume 11
Annual Improvements to IFRS Accounting Standards – Volume 11 was issued in July 2024 and is effective on or after January 1,
2026. The IASB issued eight minor amendments to different standards as part of the Annual Improvements process, to be applied retrospectively except for amendments to IFRS 1 “First-Time Adoption of International Financial Reporting Standards” for
first time adopters and to IFRS 9 “Financial Instruments” (“IFRS 9”) for derecognition of lease liabilities. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.
(II)Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS
7)
Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 “Financial Instruments”
and IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7”)) were issued in May 2024 to be effective for years beginning on
January 2026 and to be applied retrospectively. The amendments clarify guidance on timing of derecognition of financial liabilities, on the assessment of cash flow characteristics and resulting classification and disclosure of financial assets with terms referencing contingent events including environmental, social and corporate governance events, and of the treatment of non-
recourse assets and contractually linked instruments. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

32
(III)IFRS 18 “Presentation and Disclosure in the Financial Statements”
IFRS 18 “Presentation and Disclosure in Financial Statements” (“IFRS 18”) was issued in April 2024 to be effective for years beginning on January 1, 2027 and to be applied retrospectively. The standard replaces IAS 1 “Presentation of Financial
Statements” (“IAS 1”) while carrying forward many elements of IAS 1 unchanged. IFRS 18 introduces three sets of new requirements for presentation of financial statements and disclosures within financial statements:
•Introduction of five defined categories of income and expenses: operating, investing, financing, income taxes and discontinued operations, with defined subtotals and totals for “operating income (loss)”, “income or loss before financing and income taxes” and “income (loss)”,
•disclosure within a note to financial statements of management-defined performance measures (“MPMs”) with a reconciliation between MPMs and IFRS performance measures. MPMs are defined as subtotals of income and expenses not specified by IFRS Accounting Standards, which are used in public communications outside financial statements to communicate management’s view of the Company’s financial performance, and
•enhanced guidance on organizing information and determining whether to provide the information in the financial statements or in the notes. IFRS 18 also requires enhanced disclosure of operating expenses based on their characteristics, including their nature, function or both.
The Company is assessing the impact of this standard on the Company’s Consolidated Financial Statements.
(IV)Amendments to IAS 12 “Income Taxes”
Amendments to IAS 12 “Income Taxes” were issued in May 2023. The amendments relate to the Organization for Economic Co-
operation and Development’s International Pillar Two tax reform, which seeks to establish a global minimum income tax rate of
15% and addresses inter-jurisdictional base erosion and profit shifting, targeting larger international companies. Most jurisdictions have agreed to participate and effective dates for Global Minimum Taxes (“GMT”) vary by jurisdiction based on local legislation.
The amendments require that, effective for years beginning on or after January 1, 2023, disclosure of current tax expense or recovery related to GMT is required along with, to the extent that GMT legislation is enacted or substantively enacted but not yet in effect, disclosure of known or reasonably estimable information that helps users of financial statements understand the
Company’s exposure to GMT arising from that legislation.
The Company expects to pay GMT of $222 for the year ended December 31, 2025 arising from its operations in Barbados and
Hong Kong (2024 – $231).
The amendments also provide a temporary mandatory exception in IAS 12 from recognizing and disclosing deferred tax assets and liabilities related to GMT. The Company has applied the temporary exception from accounting for deferred taxes in respect of
GMT.

33	2025 Annual Report	Consolidated Financial Statements
Note 3    Invested Assets and Investment Income
(a)Carrying Values and Fair Values of Invested Assets

As at December 31, 2025	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$-	$20,827	$5,876	$26,703	$26,703
Debt securities(6)
Canadian government and agency	966	17,708	-	18,674	18,674
U.S. government and agency	39	26,595	632	27,266	26,999
Other government and agency	63	37,419	-	37,482	37,482
Corporate	2,742	125,184	504	128,430	128,248
Mortgage / asset-backed securities	270	1,992	-	2,262	2,262
Public equities (FVTPL mandatory)	40,971	-	-	40,971	40,971
Mortgages	1,351	28,589	27,179	57,119	57,600
Private placements	953	50,829	-	51,782	51,782
Loans to Bank clients	-	-	2,735	2,735	2,699
Real estate
Own use property(7),(8)	-	-	2,631	2,631	2,762
Investment property	-	-	10,051	10,051	10,051
Other invested assets
Alternative long-duration assets(9)	35,101	383	13,545	49,029	50,132
Various other(10)	145	-	4,648	4,793	4,793
Total invested assets	$82,601	$309,526	$67,801	$459,928	$461,158
(1)FVTPL classification was elected for debt instruments backing certain insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets, or changes in the carrying value of the related insurance contract liabilities.
(2)FVOCI classification for debt instruments backing certain insurance contract liabilities inherently reduces any accounting mismatch arising from changes in the fair value of these assets, or changes in the carrying value of the related insurance contract liabilities.
(3)Other includes mortgages and loans to Bank clients held at amortized cost, own use properties held at fair value or cost, investment properties held at fair value, and equity method accounted investments (including leveraged leases). Also includes debt securities, which qualify as having SPPI, are held to collect contractual cash flows and are carried at amortized cost.
(4)Invested assets above include debt securities, mortgages, private placements and approximately $383 (2024 – $389) of other invested assets, which primarily qualify as having SPPI qualifying cash flows. Invested assets which do not have SPPI qualifying cash flows as at December 31, 2025 include debt securities, private placements and other invested assets with fair values of $nil, $98 and $552, respectively (2024 – $nil, $132 and $547, respectively). The change in the fair value of these non-SPPI invested assets for the year ended December 31, 2025 was a decrease of $29 (2024 – an increase of $25). The methodologies used in determining fair values of invested assets are described in note 1 (c) and note 3 (g).
(5)Includes short-term securities with maturities of less than one year at acquisition amounting to $11,791 (2024 – $10,121), cash equivalents with maturities of less than 90 days at acquisition amounting to $9,135 (2024 – $9,813) and cash of $5,777 (2024 – $5,855).
(6)Debt securities include securities which were acquired with remaining maturities of less than one year and less than 90 days of $1,842 and $236, respectively
(2024 – $1,266 and $145, respectively).
(7)Includes accumulated depreciation of $66 (2024 – $65).
(8)Own use property of $2,466 as at December 31, 2025 (December 31, 2024 – $2,500), are underlying items for insurance contracts with direct participating features and are measured at fair value as if they were investment properties, as permitted by IAS 16. Own use property of $165 (December 31, 2024 – $174) is carried at cost less accumulated depreciation and any accumulated impairment losses.
(9)ALDA include investments in private equity of $18,466, infrastructure of $18,629, timber and agriculture of $6,012, energy of $1,658 and various other ALDA of
$4,264 (2024 – $18,343, $17,804, $5,917, $1,916 and $3,883, respectively).
(10)Includes $4,266 (2024 – $4,300) of leveraged leases. Refer to note 1 (e).

34

As at December 31, 2024	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$25	$19,909	$5,855	$25,789	$25,789
Debt securities(6)
Canadian government and agency	1,056	18,671	-	19,727	19,727
U.S. government and agency	58	27,628	968	28,654	28,366
Other government and agency	68	35,402	-	35,470	35,470
Corporate	2,761	121,674	527	124,962	124,762
Mortgage / asset-backed securities	17	1,791	-	1,808	1,808
Public equities (FVTPL mandatory)	33,725	-	-	33,725	33,725
Mortgages	1,239	28,792	24,416	54,447	54,812
Private placements	866	48,802	-	49,668	49,668
Loans to Bank clients	-	-	2,310	2,310	2,285
Real estate
Own use property(7),(8)	-	-	2,674	2,674	2,798
Investment property	-	-	10,589	10,589	10,589
Other invested assets
Alternative long-duration assets(9)	34,334	389	13,140	47,863	48,875
Various other(10)	140	-	4,671	4,811	4,811
Total invested assets	$74,289	$303,058	$65,150	$442,497	$443,485
Note: For footnotes (1) to (10), refer to the “Carrying Values and Fair Values of Invested Assets” table for the year ended December 31, 2025 above.

35	2025 Annual Report	Consolidated Financial Statements
(b)Investment Income

For the year ended December 31, 2025	FVTPL	FVOCI	Other(1)	Total
Cash and short-term securities
Interest income	$-	$896	$-	$896
Gains (losses)(2)	-	(25)	-	(25)
Debt securities
Interest income	165	8,160	28	8,353
Gains (losses)(2)	(12)	230	-	218
Impairment (loss) / recovery, net	-	(4)	-	(4)
Public equities
Dividend income	853	-	-	853
Gains (losses)(2)	5,425	-	-	5,425
Mortgages
Interest income	54	1,222	1,102	2,378
Gains (losses)(2)	24	30	7	61
Impairment (loss) / recovery, net	-	(1)	(1)	(2)
Private placements
Interest income	40	2,575	-	2,615
Gains (losses)(2)	12	151	-	163
Impairment (loss) / recovery, net	-	(87)	-	(87)
Loans to Bank clients
Interest income	-	-	141	141
Impairment (loss) / recovery, net	-	-	(2)	(2)
Real estate
Rental income, net of depreciation(3)	-	-	471	471
Gains (losses)(2)	-	-	(38)	(38)
Impairment (loss) / recovery, net	-	-	-	-
Derivatives
Interest income, net	(201)	-	-	(201)
Gains (losses)(2)	258	-	-	258
Other invested assets
Interest income	21	7	-	28
Timber, agriculture and other income	2,538	-	1,008	3,546
Gains (losses)(2)	345	-	(92)	253
Impairment (loss) / recovery, net	-	1	(12)	(11)
Total investment income (loss)	$9,522	$13,155	$2,612	$25,289
Investment income
Interest income	$79	$12,860	$1,271	$14,210
Dividends, rental income and other income	3,391	-	1,479	4,870
Impairment (loss) / recovery, net	-	(91)	(15)	(106)
Other	62	(16)	(6)	40
	3,532	12,753	2,729	19,014
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities
Debt securities	(12)	238	-	226
Public equities	5,231	-	-	5,231
Mortgages	24	30	7	61
Private placements	12	149	-	161
Real estate	-	-	(29)	(29)
Other invested assets	365	(15)	(95)	255
Derivatives	370	-	-	370
	5,990	402	(117)	6,275
Total investment income (loss)	$9,522	$13,155	$2,612	$25,289
Investment expenses				(1,342)
Net investment income (loss)				$23,947
(1)Includes investment income on debt securities, mortgages and loans carried at amortized cost, own use real estate properties, investment real estate properties, equity method accounted investments, energy investments and leveraged leases.
(2)Includes net realized and unrealized gains (losses) for financial instruments at FVTPL, investment real estate properties, and other invested assets measured at fair value. Also includes net realized gains (losses) for financial instruments at FVOCI and other invested assets carried at amortized cost.
(3)Rental income from investment real estate properties is net of direct operating expenses.

36

For the year ended December 31, 2024	FVTPL	FVOCI	Other(1)	Total
Cash and short-term securities
Interest income	$1	$978	$-	$979
Gains (losses)(2)	-	72	-	72
Debt securities
Interest income	156	7,914	29	8,099
Gains (losses)(2)	(44)	(1,621)	-	(1,665)
Impairment (loss) / recovery, net	-	92	-	92
Public equities
Dividend income	814	-	-	814
Gains (losses)(2)	4,324	-	-	4,324
Mortgages
Interest income	47	1,203	1,154	2,404
Gains (losses)(2)	32	(165)	5	(128)
Impairment (loss) / recovery, net	-	104	1	105
Private placements
Interest income	36	2,473	-	2,509
Gains (losses)(2)	25	284	-	309
Impairment (loss) / recovery, net	-	(47)	-	(47)
Loans to Bank clients
Interest income	-	-	176	176
Impairment (loss) / recovery, net	-	-	(3)	(3)
Real estate
Rental income, net of depreciation(3)	-	-	460	460
Gains (losses)(2)	-	-	(596)	(596)
Impairment (loss) / recovery, net	-	-	-	-
Derivatives
Interest income, net	(438)	-	-	(438)
Gains (losses)(2)	(675)	-	-	(675)
Other invested assets
Interest income	20	12	-	32
Timber, agriculture and other income	1,675	-	770	2,445
Gains (losses)(2)	1,098	8	123	1,229
Impairment (loss) / recovery, net	-	(8)	(30)	(38)
Total investment income (loss)	$7,071	$11,299	$2,089	$20,459
Investment income
Interest income	$(178)	$12,580	$1,359	$13,761
Dividends, rental income and other income	2,489	-	1,230	3,719
Impairment (loss) / recovery, net	-	141	(32)	109
Other	354	309	(3)	660
	2,665	13,030	2,554	18,249
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities
Debt securities	(45)	(1,812)	-	(1,857)
Public equities	4,178	-	-	4,178
Mortgages	32	(188)	5	(151)
Private placements	25	210	-	235
Real estate	-	-	(592)	(592)
Other invested assets	1,075	59	122	1,256
Derivatives	(859)	-	-	(859)
	4,406	(1,731)	(465)	2,210
Total investment income (loss)	$7,071	$11,299	$2,089	$20,459
Investment expenses				(1,348)
Net investment income (loss)				$19,111
Note: For footnotes (1) to (3), refer to the “Investment Income” table for the year ended December 31, 2025 above.

37	2025 Annual Report	Consolidated Financial Statements
(c)Equity Method Accounted Invested Assets
Other invested assets include investments in associates and joint ventures which are accounted for using the equity method of accounting as presented in the following table.

	2025		2024
As at December 31,	Carrying value	% of total	Carrying value	% of total
Leveraged leases	$4,266	33%	$4,300	34%
Infrastructure	5,132	39%	4,848	38%
Timber and agriculture	847	6%	837	7%
Real estate	2,168	17%	2,098	16%
Other	644	5%	673	5%
Total	$13,057	100%	$12,756	100%
The Company recorded income of $738 (2024 – $398) for these equity method accounted invested assets for the year ended
December 31, 2025.
(d)Investment Expenses
The following table presents total investment expenses.

For the years ended December 31,	2025	2024
Related to invested assets	$841	$731
Related to segregated, mutual and other funds	501	617
Total investment expenses	$1,342	$1,348
(e)Investment Properties Rental Income
The following table presents the rental income and direct operating expenses of investment properties.

For the years ended December 31,	2025	2024
Rental income from investment properties	$845	$859
Direct operating expenses of rental investment properties	(474)	(483)
Total	$371	$376
(f)Mortgage Securitization
The Company securitizes uninsured Home Equity Lines of Credit (“HELOC”) mortgages through the Platinum Canadian
Mortgage Trust II (“PCMT”) program and participates in two Canada Housing and Mortgage Corporation (“CMHC”) residential mortgage securitization programs: the National Housing Act Mortgage-Backed Securities (“NHA MBS”) program and the
Canadian Mortgage Bond (“CMB”) program.
HELOCs sold to Platinum Trust II, and securitized single family residential mortgages remain on the Company’s balance sheet because prepayment and interest rate risk is retained, and notes payable are recognized, accounted for at amortized cost. 3rd party originated multi-unit residential mortgages transferred to the NHA MBS program remain on the Company’s balance sheet onto to the extent of the retained interests with gains or losses recognized on transfer. NHA MBS are also sold directly to the market.
Benefits received from these securitizations include a source of fixed rate funding and interest spread between the securitized assets and related secured borrowing liabilities. There is no credit exposure from securitized mortgages under the Canada
Mortgage and Housing Corporation (“CMHC”) sponsored CMB securitization program as they are insured by CMHC and other third-party insurance programs against borrowers’ default.
Cash flows received from the underlying securitized mortgages are used to settle the related secured borrowing liabilities. For
CMB transactions, receipts of mortgage principal are deposited into a trust account for settlement of the related liabilities at time of maturity. These securitized assets and their related cash flows cannot be further transferred or used for other purposes by the
Company. For HELOC transactions, investors are entitled to periodic interest payments, and the remaining cash receipts of mortgage principal are allocated to the Company (the “Seller”) during the revolving periods of the transactions and are accumulated for settlement during accumulation periods or repaid to the investors monthly during reduction periods, based on the terms of the notes.

38
Securitized assets and secured borrowing liabilities

As at December 31, 2025	Securitized assets
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities(1)	Net
HELOC securitization(2)	$3,664	$9	$3,673	$3,500	$173
CMB securitization(3)	3,358	-	3,358	3,366	(8)
Total	$7,022	$9	$7,031	$6,866	$165

As at December 31, 2024	Securitized assets
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities(1)	Net
HELOC securitization(2)	$3,141	$22	$3,163	$3,000	$163
CMB securitization(3)	3,274	-	3,274	3,217	57
Total	$6,415	$22	$6,437	$6,217	$220
(1)The PCMT II notes payable have floating rates of interest and are secured by the PCMT II assets. Under the terms of the agreements, principal of $nil is expected to be repaid within one year, $2,453 within 1-3 years, $1,047 within 3-5 years and $nil beyond 5 years (2024 – $nil, $1,036, $1,964 and $nil, respectively). There is no specific maturity date for the contractual agreements. Under the terms of the notes, additional collateral must be provided to the series as added credit protection and the Series Purchase Agreements govern the amount of over-collateralization for each of the term notes outstanding.
(2)Manulife Bank securitizes a portion of its HELOC receivables through PCMT II. PCMT II funds the purchase of the co-ownership interests from Manulife Bank by issuing term notes collateralized by an underlying pool of uninsured HELOCs to institutional investors. The restricted cash balance for the HELOC securitization reflects a cash reserve fund established in relation to the transactions. The reserve will be drawn upon only in the event of insufficient cash flows from the underlying HELOCs to satisfy the secured borrowing liabilities.
(3)Manulife Bank also securitizes insured amortizing mortgages under the NHA MBS program sponsored by CMHC. Manulife Bank participates in CMB programs by selling NHA MBS securities to Canada Housing Trust (“CHT”) as well as to market, as a source of fixed-rate funding. CMB securitization included sales to CHT of
$2,984 in securitized assets and $2,989 in securitized borrowing liabilities (2024 – $3,274 and $3,217, respectively); and sales to the market of $374 in securitized assets and $377 in secured borrowing liabilities (2024 – $nil and $nil, respectively).
As at December 31, 2025, the fair values of securitized assets and related liabilities were $7,137 and $6,855, respectively (2024
– $6,521 and $6,182, respectively).

39	2025 Annual Report	Consolidated Financial Statements
(g)Fair Value Measurement
The following tables present fair values and the fair value hierarchy of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.

As at December 31, 2025	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$20,827	$-	$20,827	$-
FVTPL	-	-	-	-
Other	5,777	5,777	-	-
Debt securities
FVOCI
Canadian government and agency	17,708	-	17,708	-
U.S. government and agency	26,595	-	26,595	-
Other government and agency	37,419	-	37,405	14
Corporate	125,184	-	125,090	94
Residential mortgage-backed securities	1	-	1	-
Commercial mortgage-backed securities	781	-	781	-
Other asset-backed securities	1,210	-	1,210	-
FVTPL
Canadian government and agency	966	-	966	-
U.S. government and agency	39	-	39	-
Other government and agency	63	-	63	-
Corporate	2,742	-	2,742	-
Commercial mortgage-backed securities	5	-	5	-
Other asset-backed securities	265	-	255	10
Private placements(1)
FVOCI	50,829	-	40,502	10,327
FVTPL	953	-	799	154
Mortgages
FVOCI	28,589	-	-	28,589
FVTPL	1,351	-	-	1,351
Public equities
FVTPL	40,971	40,900	71	-
Real estate(2)
Investment property	10,051	-	-	10,051
Own use property	2,466	-	-	2,466
Other invested assets(3)	39,405	70	-	39,335
Segregated funds net assets(4)	461,254	423,407	34,949	2,898
Total	$875,451	$470,154	$310,008	$95,289
(1)Fair value of private placements is determined through an internal valuation methodology using both observable and unobservable inputs. Unobservable inputs include credit assumptions and liquidity spread adjustments. Private placements are classified within Level 2 unless the liquidity spread adjustment constitutes a significant price impact, in which case they are classified as Level 3.
(2)For real estate properties, the significant unobservable inputs are capitalization rates ranging from 3.20% to 11.00% during the year ended December 31, 2025
(2024 – ranging from 3.10% to 9.50%), terminal capitalization rates ranging from 3.25% to 10.00% during the year ended December 31, 2025 (2024 – ranging from 3.10% to 10.00%) and discount rates ranging from 3.60% to 13.75% during the year ended December 31, 2025 (2024 – ranging from 3.60% to 13.75%).
Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.
(3)Other invested assets measured at fair value are held in infrastructure and timberland sectors and include fund investments of $32,804 (2024 – $31,435) recorded at net asset value. The significant inputs used in the valuation of the Company’s infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of an infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the year ended December 31, 2025 ranged from 7.87% to 20.00% (2024 – ranged from 7.42% to 20.00%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland properties are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the year ended December 31, 2025 ranged from 3.25% to 6.25% (2024 – ranged from
3.25% to 6.25%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.
(4)Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds underlying assets are predominantly investment properties and timberland properties valued as described above.

40

As at December 31, 2024	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$19,909	$-	$19,909	$-
FVTPL	25	-	25	-
Other	5,855	5,855	-	-
Debt securities
FVOCI
Canadian government and agency	18,671	-	18,671	-
U.S. government and agency	27,628	-	27,628	-
Other government and agency	35,402	-	35,392	10
Corporate	121,674	-	121,630	44
Residential mortgage-backed securities	5	-	5	-
Commercial mortgage-backed securities	270	-	270	-
Other asset-backed securities	1,516	-	1,516	-
FVTPL
Canadian government and agency	1,056	-	1,056	-
U.S. government and agency	58	-	58	-
Other government and agency	68	-	68	-
Corporate	2,761	-	2,761	-
Commercial mortgage-backed securities	2	-	2	-
Other asset-backed securities	15	-	15	-
Private placements(1)
FVOCI	48,802	-	40,038	8,764
FVTPL	866	-	730	136
Mortgages
FVOCI	28,792	-	-	28,792
FVTPL	1,239	-	-	1,239
Public equities
FVTPL	33,725	33,650	75	-
Real estate(2)
Investment property	10,589	-	-	10,589
Own use property	2,500	-	-	2,500
Other invested assets(3)	38,543	77	-	38,466
Segregated funds net assets(4)	435,988	399,043	33,611	3,334
Total	$835,959	$438,625	$303,460	$93,874
Note: For footnotes (1) to (4), refer to the “Fair Value Measurement” table as at December 31, 2025 above.

41	2025 Annual Report	Consolidated Financial Statements
The following tables present fair value of invested assets not measured at fair value by the fair value hierarchy.

As at December 31, 2025	Carrying value	Total fair value	Level 1	Level 2	Level 3
Short-term securities	$99	$99	$-	$-	$99
Mortgages(1)	27,179	27,660	-	-	27,660
Loans to Bank clients(2)	2,735	2,699	-	2,699	-
Real estate - own use property(3)	165	296	-	-	296
Public bonds held at amortized cost	1,136	687	-	687	-
Other invested assets(4)	14,417	15,520	564	-	14,956
Total invested assets disclosed at fair value	$45,731	$46,961	$564	$3,386	$43,011

As at December 31, 2024	Carrying value	Total fair value	Level 1	Level 2	Level 3
Short-term securities	$-	$-	$-	$-	$-
Mortgages(1)	24,416	24,781	-	-	24,781
Loans to Bank clients(2)	2,310	2,285	-	2,285	-
Real estate - own use property(3)	174	298	-	-	298
Public bonds held at amortized cost	1,495	1,007	-	1,007	-
Other invested assets(4)	14,131	15,143	542	-	14,601
Total invested assets disclosed at fair value	$42,526	$43,514	$542	$3,292	$39,680
(1)Fair value of commercial mortgages is determined through an internal valuation methodology using both observable and unobservable inputs. Unobservable inputs include credit assumptions and liquidity spread adjustments. Fair value of fixed-rate residential mortgages is determined using the discounted cash flow method. Inputs used for valuation are primarily comprised of prevailing interest rates and prepayment rates, if applicable. Fair value of variable-rate residential mortgages is assumed to be their carrying value.
(2)Fair value of fixed-rate loans to Bank clients is determined using the discounted cash flow method. Inputs used for valuation are primarily comprised of current interest rates. Fair value of variable-rate loans is assumed to be their carrying value.
(3)Fair value of own use real estate and the fair value hierarchy are determined in accordance with the methodologies described for real estate – investment property in note 1 (e).
(4)The carrying value of other invested assets includes leveraged leases of $4,266 (2024 – $4,300), other equity method accounted investments and other invested assets of $10,151 (2024 – $9,831). Fair value of leveraged leases is disclosed at its carrying value as fair value is not routinely calculated on these investments.
Fair value of equity method accounted investments and other invested assets is determined using a variety of valuation techniques including discounted cash flows and market comparable approaches. Inputs vary based on the specific investment.
Transfers between Level 1 and Level 2
The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to
Level 1 when transaction volume and frequency are indicative of an active market. During the year ended December 31, 2025, the Company had $nil transfers between Level 1 and Level 2 (2024 – $nil).
For segregated funds net assets, during the year ended December 31, 2025, the Company had $nil transfers from Level 1 to
Level 2 (2024 – $nil). During the year ended December 31, 2025, the Company had $nil transfers from Level 2 to Level 1 (2024
– $nil).

42
Invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3)
The Company classifies fair values of invested assets and segregated funds net assets as Level 3 if there are no observable market inputs for these assets, or in the presence of active markets significant unobservable inputs are used to determine fair value. The Company prioritizes the use of market-based inputs over unobservable inputs in determining Level 3 fair values. The gains and losses in the table below include the changes in fair value due to both observable and unobservable factors.
The following tables present the movement in invested assets, net derivatives and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31, 2025 and 2024.

For the year ended December 31, 2025	Balance, January 1, 2025	Total gains (losses) included in net income(1)	Total gains (losses) included in OCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)(4)	Currency movement	Balance, December 31, 2025	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$10	$-	$5	$4	$-	$(4)	$-	$-	$(1)	$14	$-
Corporate	44	-	(1)	-	-	(3)	57	-	(3)	94	-
FVTPL
Other securitized assets	-	-	-	10	-	-	-	-	-	10	-
Private placements
FVOCI	8,764	(74)	(181)	3,405	(370)	(1,046)	382	(277)	(276)	10,327	-
FVTPL	136	-	-	74	-	(43)	74	(89)	2	154	-
Mortgages
FVOCI	28,792	34	858	2,779	(2,187)	(776)	-	-	(911)	28,589	-
FVTPL	1,239	14	-	205	(54)	(51)	-	-	(2)	1,351	-
Investment property	10,589	(91)	-	140	(330)	-	-	-	(257)	10,051	(105)
Own use property	2,500	(25)	-	25	(3)	-	-	-	(31)	2,466	(25)
Other invested assets	38,466	619	16	5,143	(1,539)	(2,138)	-	-	(1,232)	39,335	376
Total invested assets	90,540	477	697	11,785	(4,483)	(4,061)	513	(366)	(2,711)	92,391	246
Derivatives, net	(3,235)	54	(2)	-	-	(105)	-	3,233	59	4	(30)
Segregated funds net assets	3,334	214	(292)	48	(381)	50	-	-	(75)	2,898	26
Total	$90,639	$745	$403	$11,833	$(4,864)	$(4,116)	$513	$2,867	$(2,727)	$95,293	$242
(1)These amounts are included in Net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in Investment income related to segregated funds net assets. Refer to note 1 (h).
(2)These amounts are included in OCI on the Consolidated Statements of Comprehensive Income.
(3)The Company uses fair value of the assets at the beginning of the year for assets transferred into and out of Level 3 except for derivatives, where the Company uses fair value at the end of the year and at the beginning of the year, respectively.
(4)The derivatives transferred from Level 3 to Level 2 amounting to $3,233 in the current period are related to derivative contracts that no longer have unobservable inputs for determining fair values. Forward contracts and other derivatives which continue to have unobservable inputs are still classified as Level 3.

43	2025 Annual Report	Consolidated Financial Statements

For the year ended December 31, 2024	Balance, January 1, 2024	Total gains (losses) included in net income(1)	Total gains (losses) included in OCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, December 31, 2024	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$10	$-	$-	$-	$-	$(5)	$4	$-	$1	$10	$-
Corporate	231	-	(33)	-	-	(7)	-	(151)	4	44	-
Other securitized assets	21	-	33	-	-	(22)	-	(33)	1	-	-
Public equities
FVTPL	41	(3)	-	-	(1)	-	-	(36)	(1)	-	(3)
Private placements
FVOCI	7,682	(47)	50	3,039	(1,115)	(1,040)	254	(624)	565	8,764	-
FVTPL	79	1	-	49	-	(13)	29	(14)	5	136	1
Mortgages
FVOCI	28,473	(73)	109	2,243	(2,834)	(763)	-	-	1,637	28,792	-
FVTPL	1,055	32	-	339	(152)	(38)	-	-	3	1,239	-
Investment property	10,458	(504)	-	222	(66)	-	-	-	479	10,589	(514)
Own use property	2,430	(82)	-	19	-	-	-	-	133	2,500	(82)
Other invested assets	33,585	1,502	14	4,308	(2,007)	(1,187)	-	-	2,251	38,466	1,251
Total invested assets	84,065	826	173	10,219	(6,175)	(3,075)	287	(858)	5,078	90,540	653
Derivatives, net	(2,166)	(2,248)	-	-	-	(166)	-	1,509	(164)	(3,235)	(2,065)
Segregated funds net assets	3,492	119	(67)	148	(527)	17	-	-	152	3,334	(76)
Total	$85,391	$(1,303)	$106	$10,367	$(6,702)	$(3,224)	$287	$651	$5,066	$90,639	$(1,488)
(1)These amounts are included in Net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in Investment income related to segregated funds net assets. Refer to note 1 (h).
(2)These amounts are included in OCI on the Consolidated Statements of Comprehensive Income.
(3)The Company uses fair value of the assets at the beginning of the year for assets transferred into and out of Level 3 except for derivatives, where the Company uses fair value at the end of the year and at the beginning of the year, respectively.
Transfers into Level 3 primarily result where a lack of observable market data (versus the previous period) arises. Transfers from
Level 3 primarily result from observable market data becoming available for derivatives, or for the entire term structure of the private placements.

44
(h)Remaining Term to Maturity
The following tables present remaining term to maturity for invested assets.

	Remaining term to maturity(1)
As at December 31, 2025	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$26,703	$-	$-	$-	$-	$-	$26,703
Debt securities
Canadian government and agency	1,349	1,082	779	3,888	11,576	-	18,674
U.S. government and agency	160	798	1,619	2,625	22,064	-	27,266
Other government and agency	349	1,054	804	3,155	32,120	-	37,482
Corporate	8,522	15,619	16,387	36,055	51,847	-	128,430
Mortgage / asset-backed securities	121	212	215	388	1,326	-	2,262
Public equities	-	-	-	-	-	40,971	40,971
Mortgages	6,572	12,099	9,922	6,825	10,288	11,413	57,119
Private placements	2,030	6,001	5,197	10,796	27,718	40	51,782
Loans to Bank clients	46	9	4	-	-	2,676	2,735
Real estate
Own use property	-	-	-	-	-	2,631	2,631
Investment property	-	-	-	-	-	10,051	10,051
Other invested assets
Alternative long-duration assets	-	18	104	287	504	48,116	49,029
Various other	20	-	-	3,725	521	527	4,793
Total invested assets	$45,872	$36,892	$35,031	$67,744	$157,964	$116,425	$459,928

	Remaining term to maturity(1)
As at December 31, 2024	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$25,789	$-	$-	$-	$-	$-	$25,789
Debt securities
Canadian government and agency	543	2,282	678	3,339	12,885	-	19,727
U.S. government and agency	644	640	1,473	4,699	21,198	-	28,654
Other government and agency	372	1,208	1,056	3,566	29,268	-	35,470
Corporate	7,810	15,763	15,817	33,818	51,754	-	124,962
Mortgage / asset-backed securities	60	260	213	450	825	-	1,808
Public equities	-	-	-	-	-	33,725	33,725
Mortgages	4,741	11,944	10,478	7,617	9,876	9,791	54,447
Private placements	1,534	5,093	4,986	10,463	27,500	92	49,668
Loans to Bank clients	47	13	3	-	-	2,247	2,310
Real estate
Own use property	-	-	-	-	-	2,674	2,674
Investment property	-	-	-	-	-	10,589	10,589
Other invested assets
Alternative long-duration assets	67	-	85	276	524	46,911	47,863
Various other	-	20	-	3,623	657	511	4,811
Total invested assets	$41,607	$37,223	$34,789	$67,851	$154,487	$106,540	$442,497
(1)Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

45	2025 Annual Report	Consolidated Financial Statements
Note 4  Derivative and Hedging Instruments
Derivatives are financial contracts whose value is derived from various factors described in note 4 (a). The Company uses derivatives including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate exposure to different types of investments.
Swaps are contractual agreements between the Company and a third party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross-currency swaps involve the exchange of principal amounts between parties, as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency.
Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.
Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a predetermined future date at a specified price. Forward contracts are over-the-counter (“OTC”)
contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.
Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument at a predetermined price/rate within a specified time.
See variable annuity dynamic hedging strategy in note 8 (a) for an explanation of the Company’s dynamic hedging strategy for its variable annuity product guarantees.
(a)Fair Value of Derivatives
The pricing models used to value derivatives are based on market-standard valuation methodologies, and the inputs to these models are consistent with what a market participant would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign exchange rates, financial indices, commodity prices or indices, credit spreads, default risk (including the counterparties to the contract), and market volatility.
The significant inputs to the pricing models for most derivatives are inputs that are observable or can be corroborated by observable market data and are classified as Level 2. Inputs that are observable generally include interest rates, foreign exchange rates and interest rate curves. However, certain derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data and these derivatives are classified as Level 3. Inputs that are unobservable generally include broker quoted prices, volatilities and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures, such as repurchase rates.
These unobservable inputs may involve significant management judgment or estimation. Even though these inputs are unobservable, they are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The credit risk of both the counterparty and the Company are considered in determining the fair value for all derivatives after considering the effects of netting agreements and collateral arrangements.

46
The following table presents gross notional amount and fair value of derivative instruments by the underlying risk exposure.

As at December 31,		2025			2024
		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$196,158	$2,793	$3,826	$206,181	$2,734	$3,533
	Foreign currency swaps	16,383	71	2,385	14,121	145	2,114
	Forward contracts	25,324	30	2,730	25,692	74	3,420
Cash flow hedges	Interest rate swaps	10,946	31	63	9,036	24	48
	Foreign currency swaps	650	-	190	650	-	216
	Forward contracts	-	-	-	-	-	-
	Equity contracts	298	-	-	324	6	-
Net investment hedges	Forward contracts	587	3	6	602	18	-
Total derivatives in qualifying hedge accounting relationships		250,346	2,928	9,200	256,606	3,001	9,331
Derivatives not designated in qualifying hedge accounting relationships
	Interest rate swaps	112,633	2,403	3,050	110,114	2,188	2,906
	Interest rate futures	21,483	-	-	9,054	-	-
	Interest rate options	4,876	8	-	5,633	16	-
	Foreign currency swaps	36,417	2,434	558	33,924	1,854	272
	Currency rate futures	2,242	-	-	2,238	-	-
	Forward contracts	55,555	848	1,511	52,044	882	1,675
	Equity contracts	23,995	1,006	28	25,290	724	63
	Credit default swaps	109	1	-	114	2	-
	Equity futures	5,354	-	-	4,004	-	-
Total derivatives not designated in qualifying hedge accounting relationships		262,664	6,700	5,147	242,415	5,666	4,916
Total derivatives		$513,010	$9,628	$14,347	$499,021	$8,667	$14,247
The following tables present the fair values of the derivative instruments by the remaining term to maturity. Fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 8 (g)).

	Remaining term to maturity
As at December 31, 2025	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$970	$842	$809	$7,007	$9,628
Derivative liabilities	2,270	1,746	875	9,456	14,347
	Remaining term to maturity
As at December 31, 2024	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$1,171	$578	$635	$6,283	$8,667
Derivative liabilities	2,320	2,304	1,244	8,379	14,247

47	2025 Annual Report	Consolidated Financial Statements
The following tables present gross notional amount by the remaining term to maturity, total fair value (including accrued interest), credit equivalent amount and capital requirement by contract type.

	Remaining term to maturity (notional amounts)				Fair value
As at December 31, 2025	Less than 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net	Credit equivalent amount(1)	Capital requirement(2)
Interest rate contracts
OTC swap contracts	$5,558	$29,751	$115,594	$150,903	$5,336	$(7,275)	$(1,939)	$331	$9
Cleared swap contracts	9,337	29,166	130,331	168,834	251	(222)	29	-	-
Forward contracts	18,825	23,142	-	41,967	168	(3,427)	(3,259)	44	1
Futures	21,483	-	-	21,483	-	-	-	-	-
Options purchased	453	1,206	3,217	4,876	8	-	8	15	-
Subtotal	55,656	83,265	249,142	388,063	5,763	(10,924)	(5,161)	390	10
Foreign exchange
Swap contracts	2,554	14,023	36,873	53,450	2,473	(3,253)	(780)	1,172	19
Forward contracts	32,894	1,051	5,554	39,499	713	(819)	(106)	821	20
Futures	2,242	-	-	2,242	-	-	-	-	-
Subtotal	37,690	15,074	42,427	95,191	3,186	(4,072)	(886)	1,993	39
Credit derivatives	17	92	-	109	1	-	1	-	-
Equity contracts
Swap contracts	1,435	704	-	2,139	5	(15)	(10)	19	-
Futures	5,354	-	-	5,354	-	-	-	-	-
Options purchased	18,246	3,908	-	22,154	1,000	(13)	987	252	2
Subtotal	25,052	4,704	-	29,756	1,006	(28)	978	271	2
Subtotal including accrued interest	118,398	103,043	291,569	513,010	9,955	(15,024)	(5,069)	2,654	51
Less accrued interest	-	-	-	-	327	(677)	(350)	-	-
Total	$118,398	$103,043	$291,569	$513,010	$9,628	$(14,347)	$(4,719)	$2,654	$51

	Remaining term to maturity (notional amounts)				Fair value
As at December 31, 2024	Less than 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net	Credit equivalent amount(1)	Capital requirement(2)
Interest rate contracts
OTC swap contracts	$6,999	$25,019	$112,685	$144,703	$5,103	$(6,976)	$(1,873)	$323	$9
Cleared swap contracts	9,507	31,033	140,088	180,628	240	(189)	51	-	-
Forward contracts	20,661	21,028	-	41,689	231	(4,467)	(4,236)	36	1
Futures	9,054	-	-	9,054	-	-	-	-	-
Options purchased	863	1,086	3,684	5,633	16	-	16	17	-
Subtotal	47,084	78,166	256,457	381,707	5,590	(11,632)	(6,042)	376	10
Foreign exchange
Swap contracts	2,044	13,733	32,918	48,695	1,983	(2,709)	(726)	1,028	19
Forward contracts	29,423	1,105	6,121	36,649	743	(628)	115	698	17
Futures	2,238	-	-	2,238	-	-	-	-	-
Subtotal	33,705	14,838	39,039	87,582	2,726	(3,337)	(611)	1,726	36
Credit derivatives	-	114	-	114	2	-	2	-	-
Equity contracts
Swap contracts	1,926	762	-	2,688	31	(14)	17	27	-
Futures	4,004	-	-	4,004	-	-	-	-	-
Options purchased	19,437	3,489	-	22,926	699	(43)	656	375	3
Subtotal	25,367	4,365	-	29,732	732	(57)	675	402	3
Subtotal including accrued interest	106,156	97,369	295,496	499,021	9,048	(15,026)	(5,978)	2,504	49
Less accrued interest	-	-	-	-	381	(779)	(398)	-	-
Total	$106,156	$97,369	$295,496	$499,021	$8,667	$(14,247)	$(5,580)	$2,504	$49
(1)Credit equivalent amount is the sum of replacement cost and the potential future credit exposure less any collateral held. Replacement cost represents the current cost of replacing all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure is calculated based on a formula prescribed by the Office of the Superintendent of Financial Institutions (“OSFI”).
(2)Capital requirement represents the credit equivalent amount, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.

48
The total notional amount of $513 billion (2024 – $499 billion) includes $94 billion (2024 – $90 billion) related to derivatives utilized in the Company’s variable annuity guarantee dynamic hedging. Due to the Company’s variable annuity hedging practices, many trades are in offsetting positions, resulting in materially lower net fair value exposure for the Company than what the gross notional amount would suggest.
The following tables present the average rate of the hedging instruments in key hedge relationships that do not frequently reset.

As at December 31, 2025			Remaining term to maturity (notional amounts)				Fair value
Hedged item	Hedging instrument	Average rate	Less than 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Inflation risk
Inflation linked insurance liabilities	Interest rate swaps	CPI rate: 297.02	$107	$606	$10,233	$10,946	$31	$(63)	$(32)
Foreign exchange risk
Foreign currency assets	Foreign currency swaps	CAD/EUR: 0.66285	-	213	1,463	1,676	-	(80)	(80)
Foreign currency assets	Foreign currency swaps	CAD/GBP: 0.55972	-	115	515	630	-	(14)	(14)
Foreign currency assets	Foreign currency swaps	CAD/USD: 0.72856	20	352	1,100	1,472	14	(4)	10
Foreign currency assets	Foreign currency swaps	JPY/EUR: 0.00603	-	281	481	762	-	(100)	(100)
Foreign exchange and interest rate risk
Floating rate foreign currency liabilities	Foreign currency swaps	CAD/USD: 0.86655	-	-	650	650	-	(190)	(190)
Debt securities at fair value through OCI	Foreign currency swaps	CAD/USD: 1.23451	8	-	-	8	1	-	1
Equity risk
Stock-based compensation	Equity contracts	MFC price: $38.39	26	272	-	298	-	-	-
Total			$161	$1,839	$14,442	$16,442	$46	$(451)	$(405)
As at December 31, 2024			Remaining term to maturity (notional amounts)				Fair value
Hedged item	Hedging instrument	Average rate	Less than 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Inflation risk
Inflation linked insurance liabilities	Interest rate swaps	CPI rate: 290.22	$92	$568	$8,376	$9,036	$24	$(48)	$(24)
Foreign exchange risk
Foreign currency assets	Foreign currency swaps	CAD/EUR: 0.66703	-	160	1,311	1,471	16	-	16
Foreign currency assets	Foreign currency swaps	CAD/GBP: 0.56259	-	115	434	549	22	-	22
Foreign currency assets	Foreign currency swaps	CAD/USD: 0.73009	165	407	1,067	1,639	9	(27)	(18)
Foreign exchange and interest rate risk
Floating rate foreign currency liabilities	Foreign currency swaps	CAD/USD: 0.86655	-	-	650	650	-	(216)	(216)
Debt securities at fair value through OCI	Foreign currency swaps	CAD/USD: 1.22914	42	9	-	51	7	-	7
Equity risk
Stock-based compensation	Equity contracts	MFC price: $30.12	20	304	-	324	6	-	6
Total			$319	$1,563	$11,838	$13,720	$84	$(291)	$(207)

49	2025 Annual Report	Consolidated Financial Statements
Fair value and the fair value hierarchy of derivative instruments

As at December 31, 2025	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,403	$-	$5,380	$23
Foreign exchange contracts	3,218	-	3,218	-
Equity contracts	1,006	-	956	50
Credit default swaps	1	-	1	-
Total derivative assets	$9,628	$-	$9,555	$73
Derivative liabilities
Interest rate contracts	$10,367	$-	$10,307	$60
Foreign exchange contracts	3,952	-	3,949	3
Equity contracts	28	-	22	6
Total derivative liabilities	$14,347	$-	$14,278	$69
As at December 31, 2024	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,193	$-	$5,026	$167
Foreign exchange contracts	2,742	-	2,742	-
Equity contracts	730	-	730	-
Credit default swaps	2	-	2	-
Total derivative assets	$8,667	$-	$8,500	$167
Derivative liabilities
Interest rate contracts	$10,954	$-	$7,571	$3,383
Foreign exchange contracts	3,230	-	3,227	3
Equity contracts	63	-	47	16
Total derivative liabilities	$14,247	$-	$10,845	$3,402
Movement in net derivatives measured at fair value using significant unobservable inputs (Level 3) is presented in note 3 (g).
(b)Hedging Relationships
The Company uses derivatives for economic hedging purposes. In certain circumstances, these derivatives meet the requirements of hedge accounting and designating them in qualifying hedge accounting relationships achieves the desired IFRS presentation. Risk management strategies eligible for hedge accounting are designated as fair value hedges, cash flow hedges or net investment hedges.
At the inception of a hedge accounting relationship, the Company documents the relationship between the hedging instrument and hedged item, its risk management objective, and its strategy for undertaking the hedge. At hedge inception and on an ongoing basis, an assessment is performed and documented to demonstrate that the hedging relationship qualifies or continues to qualify for hedge accounting. In order to qualify for hedge accounting, there has to be an economic relationship between the hedging instrument and the hedged item, an assessment that the effect of credit risk does not dominate the economic relationship, and the hedge ratio between the hedging instrument and the hedged item will be based on the approach used by risk management, unless the hedge ratio used by risk management results in an imbalance that would create hedge ineffectiveness that is inconsistent with the purpose of hedge accounting.
•The Company designates a specific risk component or a combination of risk components as the hedged risk, including benchmark interest rate, foreign exchange rate, equity price and consumer price index components. All these risk components are observable in the relevant market environment and the changes in fair value or variability in cash flows attributable to these risk components can be reliably measured for hedged items. The hedged risk is generally the most significant risk component of the overall changes in fair value or in cash flows. The Company acquires derivatives for economic hedging purposes with underlying characteristics that offset the hedged risk based on the risk management strategy.
•The Company executes hedging derivatives with counterparties with high credit quality and monitors the creditworthiness of the counterparties to ensure they are expected to meet cash flow obligations on the hedging instruments as they come due, and that the probability of counterparty default is remote. Further, changes in the Company’s own credit risk are immaterial and have insignificant impact to the hedging relationships.

50
•A hedge ratio is calculated as the ratio between the quantity of the hedged item that the Company hedges and the quantity of the hedging instrument the Company uses to hedge that quantity of hedged item.
◦For group fair value hedges of foreign exchange and interest rate risk of insurance liabilities and group fair value hedges of foreign exchange and interest rate risk of debt instruments, the Company constructs the hedge relationship by comparing interest rate sensitivities of the group of hedging derivatives and the group of hedged items in the same currency. Interest rate sensitivities are compared by estimating the change in the present value of cash flows of hedged items and of hedging derivatives from an instantaneous shock to interest rates, assuming no rebalancing actions are undertaken.
◦For the rest of the Company’s hedge accounting relationships, the Company generally constructs the hedge relationships by comparing the notional amounts of the hedging derivatives with that of the hedged items.
Hedge ineffectiveness in various hedging relationships may still exist and potential sources of hedge ineffectiveness by risk category are summarized below:

	Interest rate risk	Foreign currency risk	Equity risk	Consumer price index risk
Mismatches in some critical terms of hedging instrument and hedged item	✓	✓	✓	✓
Differences in valuation methodologies including discounting factor	✓	✓		✓
Changes in timing and amount of forecasted hedged items		✓		✓
Differences due to the use of non-zero fair value hedging instruments	✓	✓
Hedging relationships that frequently reset
The Company uses a portfolio of derivatives as a fair value hedge of foreign exchange rate and interest rate fluctuations of fixed-
rate debt instruments denominated in non-functional currencies, as well as interest rate fluctuations of guaranteed insurance liabilities. The risk management objective is to hedge these foreign exchange and interest rate fluctuations with a hedge horizon of three months. At the end of each hedge horizon, the hedging relationships mature; and new fair value hedging relationships are designated with a newly designated pool of hedging instruments and hedged items.

51	2025 Annual Report	Consolidated Financial Statements
Fair value hedges
The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed-rate financial instruments and guaranteed insurance liabilities due to changes in interest rates. The Company also uses cross-currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.
The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in total investment result. These investment gains (losses) are shown in the following tables.

For the year ended December 31, 2025	Change in value of the hedged item for ineffectiveness measurement	Change in value of the hedging instrument for ineffectiveness measurement	Ineffectiveness recognized in Total investment result	Carrying amount for hedged items(1)	Accumulated fair value adjustments on hedged items	Accumulated fair value adjustments on de-designated hedged items
Assets
Interest rate risk
Debt securities and others(2) at FVOCI	$269	$917	$1,186	$51,430	$(405)	$174
Foreign currency risk
Debt securities and others at FVOCI	(321)	321	-	6,370	-	-
Foreign currency and interest rate risk
Debt securities and others at FVOCI	390	(483)	(93)	10,715	(106)	(109)
Total assets	$338	$755	$1,093	$68,515	$(511)	$65
Liabilities
Interest rate risk
Insurance contract liabilities and others(3)	$1,304	$(2,392)	$(1,088)	$51,642	$1,025	$3,591
Foreign currency and interest rate risk
Insurance contract liabilities and others	(124)	298	174	4,580	29	51
Total liabilities	$1,180	$(2,094)	$(914)	$56,222	$1,054	$3,642
For the year ended December 31, 2024	Change in value of the hedged item for ineffectiveness measurement	Change in value of the hedging instrument for ineffectiveness measurement	Ineffectiveness recognized in Total investment result	Carrying amount for hedged items(1)	Accumulated fair value adjustments on hedged items	Accumulated fair value adjustments on de-designated hedged items
Assets
Interest rate risk
Debt securities at FVOCI	$(833)	$812	$(21)	$117,538	$(1)	$(601)
Foreign currency risk
Debt securities at FVOCI	(80)	80	-	3,561	-	-
Foreign currency and interest rate risk
Debt securities at FVOCI	451	(559)	(108)	11,130	(367)	196
Total assets	$(462)	$333	$(129)	$132,229	$(368)	$(405)
Liabilities
Interest rate risk
Insurance contract liabilities	$3,591	$(3,329)	$262	$47,747	$3,386	$237
Foreign currency and interest rate risk
Insurance contract liabilities	55	(17)	38	3,167	137	-
Total liabilities	$3,646	$(3,346)	$300	$50,914	$3,523	$237
(1)The carrying amounts for hedged items presented are related to hedged items in active hedging relationships as at the reporting date.
(2)Includes hedge accounting results for a new hedge strategy designated in 2025 for hedging interest rate risk related to fixed rate residential mortgage with carrying amount of $386 as at the reporting date with ineffectiveness during the year ended December 31, 2025 of $1.
(3)Includes hedge accounting results for a new hedge strategy designated in 2025 for hedging interest rate risk related to fixed rate term deposits with carrying amount of $100 as at the reporting date with no ineffectiveness during the year ended December 31, 2025.

52
Cash flow hedges
The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and from forecasted transactions. The Company also uses cross-currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses. Total return swaps are used to hedge the variability in cash flows associated with certain stock-based compensation awards. Inflation swaps are used to reduce inflation risk generated from inflation-indexed liabilities.
The effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Income and the Consolidated
Statements of Comprehensive Income are shown in the following tables. The effective portion of the change in fair value of hedging instruments associated with the Consumer Price Index (“CPI”) cash flow hedge accounting program is presented in
AOCI – Insurance finance income (expenses), in the same line as the hedged item. The accumulated other comprehensive income (loss) balances of $(54) as at December 31, 2025 (2024 – $10) were all related to continuing cash flow hedges, of which
$(60) (December 31, 2024 – $(42) related to CPI cash flow hedges that were reported in AOCI – Insurance finance income
(expenses). There was $nil balance in AOCI related to de-designated hedges as at December 31, 2025 (2024 – $nil).

For the year ended December 31, 2025	Hedged items in qualifying cash flow hedging relationships	Change in fair value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into Total investment result	Ineffectiveness recognized in Total investment result
Interest rate risk
Treasury locks	Forecasted liability issuance	$-	$-	$-	$-	$-
Foreign exchange risk
Foreign currency swaps	Fixed rate liabilities	-	-	-	-	-
Interest and foreign exchange risk
Foreign currency swaps	Floating rate liabilities	(8)	8	8	17	-
Equity price risk
Equity contracts	Stock-based compensation	(50)	50	50	87	-
CPI risk
Interest rate swaps(1)	Inflation linked insurance liabilities	(5)	5	5	23	-
Total		$(63)	$63	$63	$127	$-

For the year ended December 31, 2024	Hedged items in qualifying cash flow hedging relationships	Change in fair value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into Total investment result	Ineffectiveness recognized in Total investment result
Interest rate risk
Treasury locks	Forecasted liability issuance	$3	$(3)	$(3)	$-	$-
Foreign exchange risk
Foreign currency swaps	Fixed rate liabilities	(23)	23	23	26	-
Interest and foreign exchange risk
Foreign currency swaps	Floating rate liabilities	32	(32)	(32)	(75)	-
Equity price risk
Equity contracts	Stock-based compensation	(145)	145	145	66	-
CPI risk
Interest rate swaps(1)	Inflation linked insurance liabilities	(60)	60	60	17	-
Total		$(193)	$193	$193	$34	$-
(1)Gains (losses) deferred in AOCI on derivatives are presented in AOCI under Insurance finance income (expenses).
The Company anticipates that net losses of approximately $11 will be reclassified from AOCI to net income within the next 12 months. The maximum time frame for which variable cash flows are hedged is 11 years with exception to CPI hedge relationships where the maximum time frame for which variable cash flows are hedged is 30 years.
The table below details the balances in the Company’s cash flow hedge reserve.

As at December 31,	2025	2024
Balances in the cash flow hedge reserve for continuing hedges	$(54)	$10
Balances remaining in the cash flow hedge reserve on de-designated hedges	-	-
Total	$(54)	$10

53	2025 Annual Report	Consolidated Financial Statements
Hedges of net investments in foreign operations
The Company uses non-functional currency denominated long-term debt (refer to note 9) and forward currency contracts to mitigate the foreign exchange translation risk of net investments in foreign operations.
The effects of net investment hedging relationships on the Consolidated Statements of Income and the Consolidated Statements
of Other Comprehensive Income are shown in the following tables.

For the year ended December 31, 2025	Change in fair value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Gains (losses) deferred in AOCI	Gains (losses) reclassified from AOCI into Total investment result	Ineffectiveness recognized in Total investment result
Non-functional currency denominated debt	$(368)	$368	$368	$-	$-
Forward currency contracts	7	(7)	(7)	-	-
Total	$(361)	$361	$361	$-	$-

For the year ended December 31, 2024	Change in fair value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Gains (losses) deferred in AOCI	Gains (losses) reclassified from AOCI into Total investment result	Ineffectiveness recognized in Total investment result
Non-functional currency denominated debt	$665	$(665)	$(665)	$-	$-
Forward currency contracts	(45)	45	45	-	-
Total	$620	$(620)	$(620)	$-	$-
The table below details the balances in the Company’s net investment hedge reserve.

As at December 31,	2025	2024
Balances in the foreign currency translation reserve for continuing hedges	$(200)	$(561)
Balances remaining in the net investment hedge reserve on de-designated hedges	-	-
Total	$(200)	$(561)
Reconciliation of accumulated other comprehensive income (loss) related to cash flow hedges

For the year ended December 31, 2025	Accumulated other comprehensive income (loss), beginning of year	Hedging gains (losses) recognized in AOCI during the year	Reclassification from AOCI to income	Accumulated other comprehensive income (loss), end of year	Reclassification adjustment related to de-designated hedges as hedged item affects income	Reclassification adjustment related to items for which the hedged future cash flows are no longer expected to occur
Interest rate risk	$(2)	$-	$-	$(2)	$-	$-
Interest rate and foreign exchange risk	(64)	8	17	(73)	-	-
Foreign exchange translation risk	-	-	-	-	-	-
CPI risk	(42)	5	23	(60)	-	-
Equity price risk	118	50	87	81	-	-
Total	$10	$63	$127	$(54)	$-	$-

For the year ended December 31, 2024	Accumulated other comprehensive income (loss), beginning of year	Hedging gains (losses) recognized in AOCI during the year	Reclassification from AOCI to income	Accumulated other comprehensive income (loss), end of year	Reclassification adjustment related to de-designated hedges as hedged item affects income	Reclassification adjustment related to items for which the hedged future cash flows are no longer expected to occur
Interest rate risk	$1	$(3)	$-	$(2)	$-	$-
Interest rate and foreign exchange risk	(107)	(32)	(75)	(64)	-	-
Foreign exchange translation risk	3	23	26	-	-	-
CPI risk	(85)	60	17	(42)	-	-
Equity price risk	39	145	66	118	-	-
Total	$(149)	$193	$34	$10	$-	$-

54
Reconciliation of accumulated other comprehensive income (loss) related to net investment hedges

For the year ended December 31, 2025	Accumulated other comprehensive income (loss), beginning of year	Hedging gains (losses) recognized in AOCI during the year	Reclassification from AOCI to income	Accumulated other comprehensive income (loss), end of year	Reclassification adjustment related to de-designated hedges as hedged item affects income	Reclassification adjustment related to items for which the hedged future cash flows are no longer expected to occur
Foreign exchange translation risk	$(561)	$361	$-	$(200)	$-	$-

For the year ended December 31, 2024	Accumulated other comprehensive income (loss), beginning of year	Hedging gains (losses) recognized in AOCI during the year	Reclassification from AOCI to income	Accumulated other comprehensive income (loss), end of year	Reclassification adjustment related to de-designated hedges as hedged item affects income	Reclassification adjustment related to items for which the hedged future cash flows are no longer expected to occur
Foreign exchange translation risk	$59	$(620)	$-	$(561)	$-	$-
Cost of hedging
The Company has elected to apply IFRS 9’s cost of hedging guidance for certain hedging relationships. The excluded components from hedging relationships related to forward elements and foreign currency basis spreads on time-period related hedged items, are presented in AOCI as cost of hedging. The following table provides details of the movement in the cost of hedging by hedged risk category.

For the year ended December 31,	2025	2024
Foreign exchange risk
Balance, beginning of year	$111	$-
Changes in fair value	(143)	111
Amount reclassified to profit or loss	(37)	-
Balance, end of year	$5	$111
Foreign exchange and interest rate risk
Balance, beginning of year	$8	$18
Changes in fair value	(3)	(10)
Amount reclassified to profit or loss	-	-
Balance, end of year	$5	$8
(c)Derivatives Not Designated in Qualifying Hedge Accounting Relationships
The Company uses derivatives to economically hedge various financial risks, however, not all derivatives qualify for hedge accounting and in some cases, the Company has not elected to apply hedge accounting. Below are the investment income impacts of derivatives not designated in qualifying hedge accounting relationships.
Investment income (loss) on derivatives not designated in qualifying hedge accounting relationships

For the years ended December 31,	2025	2024
Interest rate swaps	$4	$(116)
Interest rate futures	114	52
Interest rate options	(9)	(20)
Foreign currency swaps	144	108
Currency rate futures	15	(137)
Forward contracts	(423)	(626)
Equity futures	(477)	(423)
Equity contracts	766	437
Credit default swaps	(1)	(1)
Total	$133	$(726)
(d)Embedded Derivatives
Certain insurance contracts contain features that are classified as embedded derivatives and are measured separately at
FVTPL, including reinsurance contracts related to guaranteed minimum income benefits and contracts containing certain credit and interest rate features.
Certain reinsurance contracts with guaranteed minimum income benefits contain embedded derivatives requiring separate measurement at FVTPL as the financial components contained in the reinsurance contracts do not contain significant insurance risk. Claims expenses and claims paid on the reinsurance assumed offset claims recovered under reinsured contracts.
Reinsured contracts with guaranteed minimum income benefits had a fair value of $221 (2024 – $281) and reinsurance assumed with guaranteed minimum income benefits had a fair value of $nil (2024 – $nil).

55	2025 Annual Report	Consolidated Financial Statements
The Company’s credit and interest rate embedded derivatives promise to pay the returns on a portfolio of assets to the contract holder. These embedded derivatives contain credit and interest rate risks that are financial risks embedded in the underlying insurance and investment contract. As at December 31, 2025, these embedded derivative liabilities had a fair value of $277
(2024 – $265).
Other insurance contract features which are classified as embedded derivatives but are exempt from separate measurement at fair value include variable universal life and variable life products’ minimum guaranteed credited rates, no lapse guarantees, guaranteed annuitization options, Consumer Price Index (“CPI”) indexing of benefits, and segregated fund minimum guarantees other than reinsurance ceded/assumed guaranteed minimum income benefits. These embedded derivatives are measured and reported within insurance contract liabilities and are exempt from separate fair value measurement as they contain insurance risk and / or are closely related to the insurance host contract.
Note 5    Goodwill and Intangible Assets
(a)Change in the Carrying Value of Goodwill and Intangible Assets
The following tables present the changes in carrying value of goodwill and intangible assets.

For the year ended December 31, 2025	Balance, January 1, 2025	Net additions/ (disposals)(1),(3)	Amortization expense	Effect of changes in foreign exchange rates	Balance, December 31, 2025
Goodwill	$6,275	$739	$ n/a	$(137)	$6,877
Indefinite life intangible assets
Brand	866	21	n/a	(43)	844
Fund management contracts and other(4)	1,258	175	n/a	(34)	1,399
	2,124	196	n/a	(77)	2,243
Finite life intangible assets(5)
Distribution networks	840	59	(69)	(38)	792
Customer relationships	542	280	(34)	(14)	774
Software	1,212	385	(254)	(32)	1,311
Fund management contracts and other	59	277	(7)	(2)	327
	2,653	1,001	(364)	(86)	3,204
Total intangible assets	4,777	1,197	(364)	(163)	5,447
Total goodwill and intangible assets	$11,052	$1,936	$(364)	$(300)	$12,324

For the year ended December 31, 2024	Balance, January 1, 2024	Net additions/ (disposals)(2)	Amortization expense	Effect of changes in foreign exchange rates	Balance, December 31, 2024
Goodwill	$5,919	$150	$ n/a	$206	$6,275
Indefinite life intangible assets
Brand	791	3	n/a	72	866
Fund management contracts and other(4)	1,034	156	n/a	68	1,258
	1,825	159	n/a	140	2,124
Finite life intangible assets(5)
Distribution networks	834	13	(56)	49	840
Customer relationships	582	-	(52)	12	542
Software	1,102	329	(257)	38	1,212
Fund management contracts and other	48	7	(9)	13	59
	2,566	349	(374)	112	2,653
Total intangible assets	4,391	508	(374)	252	4,777
Total goodwill and intangible assets	$10,310	$658	$(374)	$458	$11,052
(1)In November 2025, the Company completed the acquisition of a 75% interest in Comvest Credit Partners. Goodwill, brand, indefinite life fund management contracts, finite lived customer relationships and finite life fund management contracts and other of $739, $21, $144, $280 and $290, respectively, were recognized. Refer to note 24.
(2)In April 2024, the Company acquired control of CQS Management Limited, the London-based alternative credit investment manager, through purchase of 100% of its shares outstanding. The transaction included cash consideration of $334 and contingent consideration of $8. Goodwill, brand, indefinite lived and definite lived management contracts of $150, $3, $153 and $7 were recognized.
(3)In August 2025, the Company acquired $15 of insurance licenses to operate across multiple U.S. states.
(4)Fund management contracts are primarily allocated to Canada WAM and U.S. WAM CGUs with carrying values of $273 (2024 – $273) and $545 (2024 – $421), respectively.
(5)Gross carrying amount of finite life intangible assets was $3,703 for software, $1,611 for distribution networks, $1,417 for customer relationships and $434 for fund management contracts and other (2024 – $3,408, $1,617, $1,156 and $156), respectively.

56
(b)Goodwill Impairment Testing
The Company completed its annual goodwill impairment testing in the fourth quarter of 2025 by determining the recoverable amounts of its CGUs using valuation techniques discussed below (refer to notes 1 (f) and 5 (c)). The testing resulted in $nil impairment of goodwill in 2025 (2024 – $nil).
The following tables present the carrying value of goodwill by CGU or group of CGUs.

For the year ended December 31, 2025	Balance, January 1, 2025	Net additions/ (disposals)	Effect of changes in foreign exchange rates	Balance, December 31, 2025	Test method
CGU or group of CGUs
Asia
Asia Insurance (excluding Japan)	$170	$-	$(4)	$166	FVLCS
Japan Insurance	321	-	(14)	307	VIU
Canada Insurance	1,966	-	(5)	1,961	FVLCS
U.S. Insurance	382	-	(18)	364	FVLCS
Global Wealth and Asset Management
Asia WAM	479	-	(23)	456	FVLCS, VIU
Canada WAM	1,436	-	-	1,436	VIU
U.S. WAM	1,521	739	(73)	2,187	VIU
Total	$6,275	$739	$(137)	$6,877

For the year ended December 31, 2024	Balance, January 1, 2024	Net additions/ (disposals)	Effect of changes in foreign exchange rates	Balance, December 31, 2024	Test method
CGU or group of CGUs
Asia
Asia Insurance (excluding Japan)	$159	$-	$11	$170	FVLCS
Japan Insurance	328	-	(7)	321	VIU
Canada Insurance	1,958	-	8	1,966	VIU
U.S. Insurance	350	-	32	382	VIU
Global Wealth and Asset Management
Asia WAM	438	-	41	479	FVLCS, VIU
Canada WAM	1,436	-	-	1,436	VIU
U.S. WAM	1,250	150	121	1,521	VIU
Total	$5,919	$150	$206	$6,275
The valuation techniques, significant assumptions and sensitivities, where applicable, applied in the goodwill impairment testing are described below.
(c)Valuation Techniques
When determining if a CGU is impaired, the Company determines whether its recoverable amount is greater than its carrying value. Capital levels used are aligned with the Company’s internal reporting practices.
Fair value less costs to sell (FVLCS)
Under the FVLCS approach, the Company determines the fair value of the CGU or group of CGUs using an approach which incorporates forecasted earnings, excluding interest and equity market impacts and normalized new business expenses multiplied by an earnings multiple derived from the observable price-to-earnings multiples of comparable financial institutions.
Value-in-use (VIU)
VIU recoverable value for insurance CGUs is determined with a projection of future distributable earnings derived from both the in-force business and future business, reflecting the economic value for the CGUs’ profit potential. This approach uses assumptions including sales and revenue growth rates, capital requirements, interest rates, equity returns, mortality, morbidity, policyholder behaviour, tax rates and discount rates.
For other CGUs, VIU recoverable value is determined based on discounted cash flow analysis which incorporates relevant aspects of the embedded appraisal value approach.

57	2025 Annual Report	Consolidated Financial Statements
(d)Significant Assumptions
For FVLCS valuations, earnings multiples ranged from 5.9 to 16.7 (2024 – 6.7 to 13.6). The resulting valuations are categorized as Level 3 of the fair value hierarchy (2024 – Level 3).
For VIU valuations based on future distributable earnings, projections are based on discounted projected earnings from in-force contracts and the value of 80 years of new business, reflecting the long-duration nature of insurance businesses (2024 – Japan
Insurance, Canada Insurance and U.S. Insurance, 80 years). In arriving at its projections, the Company considered past experience, economic trends such as interest rates, equity returns and product mix, as well as industry and market trends. For
VIU valuations based on discounted cash flow analysis, cash flow projections are based on the most recent budgets and forecasts and generally cover a period of five years; a long-term growth rate is applied to project cash flows beyond the forecast period. Long-term growth rates used for these extrapolations ranged from approximately 1.7 per cent to 4.5 per cent (2024 –
approximately 1.7 per cent to 8.0 per cent).
Interest rate assumptions are based on prevailing market rates at the valuation date. These interest rate assumptions are used to estimate items such as investment yields and reinvestment returns within the cash flow projections. Discount rates assumed were 9.8 per cent on an after-tax basis or 10.1 per cent on a pre-tax basis (2024 – 10.0 per cent to 13.0 per cent on an after-tax basis or 12.5 per cent to 16.3 per cent on a pre-tax basis).
Tax rates applied to the projections include the impact of internal reinsurance treaties where applicable and were 28.0 per cent,
27.8 per cent and 21.0 per cent for the Japan, Canada and U.S. jurisdictions, respectively (2024 – 28.0 per cent, 27.8 per cent and 21.0 per cent, respectively). Tax assumptions are sensitive to changes in tax laws as well as assumptions about the jurisdictions in which profits are earned. It is possible that effective tax rates could differ from those assumed.
Key assumptions may change as economic and market conditions change, which could result in future impairment charges.
These changes could include adverse changes in discount rates (for example, due to changes in interest rates), changes in growth-rate assumptions used in cash flow projections, or reductions in market-based earnings multiples.

58
Note 6    Insurance and Reinsurance Contract Assets and Liabilities
(a)Composition
Portfolios of insurance contracts that are assets and those that are liabilities, and portfolios of reinsurance contracts that are assets and those that are liabilities, are presented separately in the Consolidated Statements of Financial Position. The
components of net insurance and reinsurance contract liabilities are shown below. The composition of insurance contract assets and liabilities, and reinsurance contract held assets and liabilities by the reporting segment is as follows.
Insurance contract assets and liabilities

	2025				2024
As at December 31,	Insurance contract assets	Insurance contract liabilities	Insurance contract liabilities for account of segregated fund holders	Net insurance contract liabilities	Insurance contract assets	Insurance contract liabilities	Insurance contract liabilities for account of segregated fund holders	Net insurance contract liabilities
Asia	$(161)	$170,754	$29,895	$200,488	$(53)	$154,222	$26,367	$180,536
Canada	(33)	84,517	38,218	122,702	(32)	82,459	38,099	120,526
U.S.	-	157,867	60,893	218,760	-	161,484	62,079	223,563
Corporate and Other	-	(908)	-	(908)	(6)	(897)	-	(903)
Insurance contract balances	(194)	412,230	129,006	541,042	(91)	397,268	126,545	523,722
Assets for insurance acquisition cash flows	-	(698)	-	(698)	(11)	(867)	-	(878)
Total	$(194)	$411,532	$129,006	$540,344	$(102)	$396,401	$126,545	$522,844
Reinsurance contract held assets and liabilities

	2025			2024
As at December 31,	Assets	Liabilities	Net reinsurance contract held assets	Assets	Liabilities	Net reinsurance contract held assets
Asia	$8,959	$(2,986)	$5,973	$9,204	$(2,394)	$6,810
Canada	6,626	(263)	6,363	7,021	(262)	6,759
U.S.	45,559	(25)	45,534	43,043	(13)	43,030
Corporate and Other	(263)	1	(262)	(253)	-	(253)
Total	$60,881	$(3,273)	$57,608	$59,015	$(2,669)	$56,346

As at December 31,	2025	2024
Net insurance contract held liabilities	$540,344	$522,844
Net reinsurance contract held assets	(57,608)	(56,346)
Net insurance and reinsurance contract held liabilities	$482,736	$466,498
(b)Movements in Carrying Amounts of Insurance and Reinsurance Contracts
The following tables present the movements in the net carrying amounts of insurance contracts issued and reinsurance contracts held during the year for the Company and for each reporting segment. The changes include amounts that are recognized in income and OCI, and movements due to cash flows.
There are two types of tables presented:
•Tables which analyze movements in the net assets or liabilities for remaining coverage and for incurred claims separately and reconcile them to the relevant Consolidated Statements of Income and Consolidated Statements of Comprehensive
Income line items.
•Tables which analyze movements of contracts by measurement components including estimates of the present value of future cash flows, risk adjustment and CSM.

59	2025 Annual Report	Consolidated Financial Statements
(I)Total
Insurance contracts – Analysis by remaining coverage and incurred claims
The following tables present the movements in the net assets or liabilities for insurance contracts issued, showing the amounts for remaining coverage and the amounts for incurred claims and assets for insurance acquisition cash flows for the years ended
December 31, 2025 and 2024.

	Liabilities for remaining coverage		Liabilities for incurred claims
	Excluding loss component	Loss component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non- financial risk	Assets for insurance acquisition cash flows	Total
Opening insurance contract assets	$(153)	$5	$56	$1	$-	$(11)	$(102)
Opening insurance contract liabilities	377,600	2,023	5,698	11,256	691	(867)	396,401
Opening insurance contract liabilities for account of segregated fund holders	126,545	-	-	-	-	-	126,545
Net opening balance, January 1, 2025	503,992	2,028	5,754	11,257	691	(878)	522,844
Insurance revenue
Expected incurred claims and other insurance service expenses	(15,284)	-	-	-	-	-	(15,284)
Change in risk adjustment for non-financial risk expired	(1,401)	-	-	-	-	-	(1,401)
CSM recognized for services provided	(3,130)	-	-	-	-	-	(3,130)
Recovery of insurance acquisition cash flows	(1,907)	-	-	-	-	-	(1,907)
Contracts under PAA	(7,166)	-	-	-	-	-	(7,166)
	(28,888)	-	-	-	-	-	(28,888)
Insurance service expense
Incurred claims and other insurance service expenses	-	(137)	14,823	7,565	227	-	22,478
Losses and reversal of losses on onerous contracts (future service)	-	393	-	-	-	-	393
Changes to liabilities for incurred claims (past service)	-	-	67	(2,595)	(155)	-	(2,683)
Amortization of insurance acquisition cash flows	2,903	-	-	-	-	-	2,903
Net impairment of assets for insurance acquisition cash flows	-	-	-	-	-	-	-
	2,903	256	14,890	4,970	72	-	23,091
Investment components and premium refunds	(20,812)	-	18,071	2,741	-	-	-
Insurance service result	(46,797)	256	32,961	7,711	72	-	(5,797)
Insurance finance (income) expenses	22,608	58	176	546	24	-	23,412
Effects of movements in foreign exchange rates	(13,914)	(85)	(185)	(32)	-	14	(14,202)
Total changes in income and OCI	(38,103)	229	32,952	8,225	96	14	3,413
Cash flows
Premiums and premium tax received	61,722	-	-	-	-	-	61,722
Claims and other insurance service expenses paid, including investment components	-	-	(32,582)	(7,794)	-	-	(40,376)
Insurance acquisition cash flows	(9,749)	-	-	-	-	-	(9,749)
Total cash flows	51,973	-	(32,582)	(7,794)	-	-	11,597
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(137)	-	-	-	-	137	-
Acquisition cash flows incurred in the year	-	-	-	-	-	29	29
Movements related to insurance contract liabilities for account of segregated fund holders	2,461	-	-	-	-	-	2,461
Net closing balance	520,186	2,257	6,124	11,688	787	(698)	540,344
Closing insurance contract assets	(259)	9	56	-	-	-	(194)
Closing insurance contract liabilities	391,439	2,248	6,068	11,688	787	(698)	411,532
Closing insurance contract liabilities for account of segregated fund holders	129,006	-	-	-	-	-	129,006
Net closing balance, December 31, 2025	$520,186	$2,257	$6,124	$11,688	$787	$(698)	$540,344

Insurance finance (income) expenses (“IFIE”)
Insurance finance (income) expenses, per disclosure above	$23,412
Reclassification of derivative OCI to IFIE – cash flow hedges	(9)
Reclassification of derivative (income) loss changes to IFIE – fair value hedge	2,093
Insurance finance (income) expenses, per disclosure in note 6 (f)	$25,496

60
Insurance contracts – Analysis by remaining coverage and incurred claims (continued)

	Liabilities for remaining coverage		Liabilities for incurred claims
	Excluding loss component	Loss component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non- financial risk	Assets for insurance acquisition cash flows	Total
Opening insurance contract assets	$(201)	$-	$56	$-	$-	$-	$(145)
Opening insurance contract liabilities	351,045	1,092	5,609	10,445	625	(820)	367,996
Opening insurance contract liabilities for account of segregated fund holders	114,143	-	-	-	-	-	114,143
Net opening balance, January 1, 2024	464,987	1,092	5,665	10,445	625	(820)	481,994
Insurance revenue
Expected incurred claims and other insurance service expenses	(14,340)	-	-	-	-	-	(14,340)
Change in risk adjustment for non-financial risk expired	(1,414)	-	-	-	-	-	(1,414)
CSM recognized for services provided	(2,697)	-	-	-	-	-	(2,697)
Recovery of insurance acquisition cash flows	(1,351)	-	-	-	-	-	(1,351)
Contracts under PAA	(6,790)	-	-	-	-	-	(6,790)
	(26,592)	-	-	-	-	-	(26,592)
Insurance service expense
Incurred claims and other insurance service expenses	-	(105)	13,855	7,423	224	-	21,397
Losses and reversal of losses on onerous contracts (future service)	-	882	-	-	-	-	882
Changes to liabilities for incurred claims (past service)	-	-	(12)	(2,391)	(202)	-	(2,605)
Amortization of insurance acquisition cash flows	2,148	-	-	-	-	-	2,148
Net impairment of assets for insurance acquisition cash flows	-	-	-	-	-	-	-
	2,148	777	13,843	5,032	22	-	21,822
Investment components and premium refunds	(23,554)	-	20,835	2,719	-	-	-
Insurance service result	(47,998)	777	34,678	7,751	22	-	(4,770)
Insurance finance (income) expenses	2,645	44	(85)	689	44	-	3,337
Effects of movements in foreign exchange rates	24,962	115	272	29	-	(21)	25,357
Total changes in income and OCI	(20,391)	936	34,865	8,469	66	(21)	23,924
Cash flows
Premiums and premium tax received	55,437	-	-	-	-	-	55,437
Claims and other insurance service expenses paid, including investment components	-	-	(34,776)	(7,657)	-	-	(42,433)
Insurance acquisition cash flows	(8,287)	-	-	-	-	-	(8,287)
Total cash flows	47,150	-	(34,776)	(7,657)	-	-	4,717
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(156)	-	-	-	-	156	-
Acquisition cash flows incurred in the year	-	-	-	-	-	(193)	(193)
Movements related to insurance contract liabilities for account of segregated fund holders	12,402	-	-	-	-	-	12,402
Net closing balance	503,992	2,028	5,754	11,257	691	(878)	522,844
Closing insurance contract assets	(153)	5	56	1	-	(11)	(102)
Closing insurance contract liabilities	377,600	2,023	5,698	11,256	691	(867)	396,401
Closing insurance contract liabilities for account of segregated fund holders	126,545	-	-	-	-	-	126,545
Net closing balance, December 31, 2024	$503,992	$2,028	$5,754	$11,257	$691	$(878)	$522,844

Insurance finance (income) expenses
Insurance finance (income) expenses, per disclosure above	$3,337
Reclassification of derivative OCI to IFIE – cash flow hedges	(52)
Reclassification of derivative (income) loss changes to IFIE – fair value hedge	3,346
Insurance finance (income) expenses, per disclosure in note 6 (f)	$6,631

61	2025 Annual Report	Consolidated Financial Statements
Insurance contracts – Analysis by measurement components
The following tables present the movements in the net assets or liabilities for insurance contracts issued, showing estimates of the present value of future cash flows, risk adjustment, CSM and assets for insurance acquisition cash flows for the years ended
December 31, 2025 and 2024.

			CSM
	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	Fair value	Other	Assets for insurance acquisition cash flows	Total
Opening GMM and VFA insurance contract assets	$(490)	$144	$100	$148	$-	$(98)
Opening GMM and VFA insurance contract liabilities	334,706	22,160	18,907	7,610	(61)	383,322
Opening PAA insurance contract net liabilities	13,201	691	-	-	(817)	13,075
Opening insurance contract liabilities for account of segregated fund holders	126,545	-	-	-	-	126,545
Net opening balance, January 1, 2025	473,962	22,995	19,007	7,758	(878)	522,844
CSM recognized for services provided	-	-	(2,175)	(955)	-	(3,130)
Change in risk adjustment for non-financial risk for risk expired	-	(1,418)	-	-	-	(1,418)
Experience adjustments	(551)	-	-	-	-	(551)
Changes that relate to current services	(551)	(1,418)	(2,175)	(955)	-	(5,099)
Contracts initially recognized during the year	(5,322)	1,102	3	4,298	-	81
Changes in estimates that adjust the CSM	(3,412)	867	1,432	1,113	-	-
Changes in estimates that relate to losses and reversal of losses on onerous contracts	329	3	-	-	-	332
Changes that relate to future services	(8,405)	1,972	1,435	5,411	-	413
Adjustments to liabilities for incurred claims	81	(15)	-	-	-	66
Changes that relate to past services	81	(15)	-	-	-	66
Insurance service result	(8,875)	539	(740)	4,456	-	(4,620)
Insurance finance (income) expenses	21,158	1,238	241	193	-	22,830
Effects of movements in foreign exchange rates	(12,220)	(1,054)	(579)	(274)	-	(14,127)
Total changes in income and OCI	63	723	(1,078)	4,375	-	4,083
Total cash flows	10,436	-	-	-	-	10,436
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(6)	-	-	-	6	-
Acquisition cash flows incurred in the year	-	-	-	-	(5)	(5)
Change in PAA balance	245	101	-	-	179	525
Movements related to insurance contract liabilities for account of segregated fund holders	2,461	-	-	-	-	2,461
Net closing balance	487,161	23,819	17,929	12,133	(698)	540,344
Closing GMM and VFA insurance contract assets	(474)	92	87	100	1	(194)
Closing GMM and VFA insurance contract liabilities	345,183	22,935	17,842	12,033	(61)	397,932
Closing PAA insurance contract net liabilities	13,446	792	-	-	(638)	13,600
Closing insurance contract liabilities for account of segregated fund insurance holders	129,006	-	-	-	-	129,006
Net closing balance, December 31, 2025	$487,161	$23,819	$17,929	$12,133	$(698)	$540,344

Insurance finance (income) expenses
Insurance finance (income) expenses, per disclosure above	$22,830
Reclassification of derivative OCI to IFIE – cash flow hedges	(9)
Reclassification of derivative (income) loss changes to IFIE – fair value hedge	1,908
PAA items:
PAA IFIE	582
PAA Reclassification of derivative OCI to IFIE – cash flow hedges	-
PAA Reclassification of derivative (income) loss changes to IFIE – fair value hedge	185
Insurance finance (income) expenses, per disclosure in note 6 (f)	$25,496

62
Insurance contracts – Analysis by measurement components (continued)

			CSM
	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	Fair value	Other	Assets for insurance acquisition cash flows	Total
Opening GMM and VFA insurance contract assets	$(416)	$141	$32	$99	$-	$(144)
Opening GMM and VFA insurance contract liabilities	310,807	22,697	17,381	4,592	(59)	355,418
Opening PAA insurance contract net liabilities	12,712	626	-	-	(761)	12,577
Opening insurance contract liabilities for account of segregated fund holders	114,143	-	-	-	-	114,143
Net opening balance, January 1, 2024	437,246	23,464	17,413	4,691	(820)	481,994
CSM recognized for services provided	-	-	(2,097)	(600)	-	(2,697)
Change in risk adjustment for non-financial risk for risk expired	-	(1,430)	-	-	-	(1,430)
Experience adjustments	(532)	-	-	-	-	(532)
Changes that relate to current services	(532)	(1,430)	(2,097)	(600)	-	(4,659)
Contracts initially recognized during the year	(4,043)	952	2	3,193	-	104
Changes in estimates that adjust the CSM	(459)	(1,866)	2,388	(63)	-	-
Changes in estimates that relate to losses and reversal of losses on onerous contracts	770	7	-	-	-	777
Changes that relate to future services	(3,732)	(907)	2,390	3,130	-	881
Adjustments to liabilities for incurred claims	(8)	(4)	-	-	-	(12)
Changes that relate to past services	(8)	(4)	-	-	-	(12)
Insurance service result	(4,272)	(2,341)	293	2,530	-	(3,790)
Insurance finance (income) expenses	2,317	(59)	233	121	-	2,612
Effects of movements in foreign exchange rates	21,946	1,866	1,068	416	-	25,296
Total changes in income and OCI	19,991	(534)	1,594	3,067	-	24,118
Total cash flows	3,840	-	-	-	-	3,840
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(6)	-	-	-	6	-
Acquisition cash flows incurred in the year	-	-	-	-	(8)	(8)
Change in PAA balance	489	65	-	-	(56)	498
Movements related to insurance contract liabilities for account of segregated fund holders	12,402	-	-	-	-	12,402
Net closing balance	473,962	22,995	19,007	7,758	(878)	522,844
Closing GMM and VFA insurance contract assets	(490)	144	100	148	-	(98)
Closing GMM and VFA insurance contract liabilities	334,706	22,160	18,907	7,610	(61)	383,322
Closing PAA insurance contract net liabilities	13,201	691	-	-	(817)	13,075
Closing insurance contract liabilities for account of segregated fund insurance holders	126,545	-	-	-	-	126,545
Net closing balance, December 31, 2024	$473,962	$22,995	$19,007	$7,758	$(878)	$522,844

Insurance finance (income) expenses
Insurance finance (income) expenses, per disclosure above	$2,612
Reclassification of derivative OCI to IFIE – cash flow hedges	(52)
Reclassification of derivative (income) loss changes to IFIE – fair value hedge	3,333
PAA items:
PAA IFIE	725
PAA Reclassification of derivative OCI to IFIE – cash flow hedges	-
PAA Reclassification of derivative (income) loss changes to IFIE – fair value hedge	13
Insurance finance (income) expenses, per disclosure in note 6 (f)	$6,631

63	2025 Annual Report	Consolidated Financial Statements
Reinsurance contracts held – Analysis by remaining coverage and incurred claims
The following tables present the movements in the net assets or liabilities for reinsurance contracts held, showing assets for remaining coverage and amounts recoverable on incurred claims arising from business ceded to reinsurers for the years ended
December 31, 2025 and 2024.

	Assets (liabilities) for remaining coverage		Assets (liabilities) for incurred claims
	Excluding loss recovery component	Loss recovery component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non-financial risk	Total
Opening reinsurance contract held assets	$50,723	$631	$7,395	$252	$14	$59,015
Opening reinsurance contract held liabilities	(2,692)	5	44	(26)	-	(2,669)
Net opening balance, January 1, 2025	48,031	636	7,439	226	14	56,346
Changes in income and OCI
Allocation of reinsurance premium paid	(8,451)	-	-	-	-	(8,451)
Amounts recoverable from reinsurers
Recoveries of incurred claims and other insurance service expenses	-	(41)	6,397	623	-	6,979
Recoveries and reversals of recoveries of losses on onerous underlying contracts	-	187	-	-	-	187
Adjustments to assets for incurred claims	-	-	31	(16)	(1)	14
Insurance service result	(8,451)	146	6,428	607	(1)	(1,271)
Investment components and premium refunds	(1,815)	-	1,815	-	-	-
Net expenses from reinsurance contracts	(10,266)	146	8,243	607	(1)	(1,271)
Net finance (income) expenses from reinsurance contracts	2,912	22	(183)	3	1	2,755
Effect of changes in non-performance risk of reinsurers	12	-	-	-	-	12
Effects of movements in foreign exchange rates	(2,650)	(31)	(312)	-	-	(2,993)
Contracts measured under PAA	-	-	-	-	-	-
Total changes in income and OCI	(9,992)	137	7,748	610	-	(1,497)
Cash flows
Premiums paid(1)	11,915	-	-	-	-	11,915
Amounts received	-	-	(8,538)	(618)	-	(9,156)
Total cash flows	11,915	-	(8,538)	(618)	-	2,759
Net closing balance	49,954	773	6,649	218	14	57,608
Closing reinsurance contract held assets	53,327	765	6,522	253	14	60,881
Closing reinsurance contract held liabilities	(3,373)	8	127	(35)	-	(3,273)
Net closing balance, December 31, 2025	$49,954	$773	$6,649	$218	$14	$57,608
(1)The Company recorded $5.2 billion (2024 – $18.6 billion) reinsurance contract held assets from reinsurance transactions which closed during the year. Refer to note 6 (m).

64

	Assets (liabilities) for remaining coverage		Assets (liabilities) for incurred claims
	Excluding loss recovery component	Loss recovery component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non-financial risk	Total
Opening reinsurance contract held assets	$35,079	$246	$7,035	$275	$16	$42,651
Opening reinsurance contract held liabilities	(2,634)	2	(136)	(63)	-	(2,831)
Net opening balance, January 1, 2024	32,445	248	6,899	212	16	39,820
Changes in income and OCI
Allocation of reinsurance premium paid	(7,709)	-	-	-	-	(7,709)
Amounts recoverable from reinsurers
Recoveries of incurred claims and other insurance service expenses	-	(32)	6,002	607	1	6,578
Recoveries and reversals of recoveries of losses on onerous underlying contracts	-	372	-	-	-	372
Adjustments to assets for incurred claims	-	-	11	(14)	(7)	(10)
Insurance service result	(7,709)	340	6,013	593	(6)	(769)
Investment components and premium refunds	(1,939)	-	1,939	-	-	-
Net expenses from reinsurance contracts	(9,648)	340	7,952	593	(6)	(769)
Net finance (income) expenses from reinsurance contracts	(1,859)	12	4	3	4	(1,836)
Effect of changes in non-performance risk of reinsurers	(58)	-	-	-	-	(58)
Effects of movements in foreign exchange rates	4,021	36	575	-	-	4,632
Contracts measured under PAA	-	-	-	-	-	-
Total changes in income and OCI	(7,544)	388	8,531	596	(2)	1,969
Cash flows
Premiums paid(1)	23,130	-	-	-	-	23,130
Amounts received	-	-	(7,991)	(582)	-	(8,573)
Total cash flows	23,130	-	(7,991)	(582)	-	14,557
Net closing balance	48,031	636	7,439	226	14	56,346
Closing reinsurance contract held assets	50,723	631	7,395	252	14	59,015
Closing reinsurance contract held liabilities	(2,692)	5	44	(26)	-	(2,669)
Net closing balance, December 31, 2024	$48,031	$636	$7,439	$226	$14	$56,346
(1)The Company recorded $5.2 billion (2024 – $18.6 billion) reinsurance contract held assets from reinsurance transactions which closed during the year. Refer to note 6 (m).

65	2025 Annual Report	Consolidated Financial Statements
Reinsurance contracts held – Analysis by measurement components
The following tables present the movements in the net assets or liabilities for reinsurance contracts held, showing estimates of the present value of future cash flows, risk adjustment and CSM for the years ended December 31, 2025 and 2024.

			CSM
	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	Fair value	Other	Total
Opening reinsurance contract held assets	$50,275	$5,442	$2,619	$389	$58,725
Opening reinsurance contract held liabilities	(3,308)	333	(112)	445	(2,642)
Opening PAA reinsurance contract net assets	249	14	-	-	263
Net opening balance, January 1, 2025	47,216	5,789	2,507	834	56,346
CSM recognized for services received	-	-	(216)	(208)	(424)
Change in risk adjustment for non-financial risk for risk expired	-	(515)	-	-	(515)
Experience adjustments	(497)	-	-	-	(497)
Changes that relate to current services	(497)	(515)	(216)	(208)	(1,436)
Contracts initially recognized during the year	(1,080)	825	(2)	305	48
Changes in recoveries of losses on onerous underlying contracts that adjust the CSM	-	-	(9)	(19)	(28)
Changes in estimates that adjust the CSM	(253)	(26)	(201)	480	-
Changes in estimates that relate to losses and reversal of losses on onerous contracts	166	-	-	-	166
Changes that relate to future services	(1,167)	799	(212)	766	186
Adjustments to liabilities for incurred claims	31	-	-	-	31
Changes that relate to past services	31	-	-	-	31
Insurance service result	(1,633)	284	(428)	558	(1,219)
Insurance finance (income) expenses from reinsurance contracts	2,176	447	69	59	2,751
Effects of changes in non-performance risk of reinsurers	11	-	-	-	11
Effects of movements in foreign exchange rates	(2,630)	(257)	(85)	(20)	(2,992)
Total changes in income and OCI	(2,076)	474	(444)	597	(1,449)
Total cash flows	2,732	-	-	-	2,732
Change in PAA balance	(21)	-	-	-	(21)
Net closing balance	47,851	6,263	2,063	1,431	57,608
Closing reinsurance contract held assets	51,618	5,902	2,223	863	60,606
Closing reinsurance contract held liabilities	(3,995)	347	(160)	568	(3,240)
Closing PAA reinsurance contract net assets	228	14	-	-	242
Net closing balance, December 31, 2025	$47,851	$6,263	$2,063	$1,431	$57,608

66

			CSM
	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	Fair value	Other	Total
Opening reinsurance contract held assets	$38,156	$3,685	$565	$(51)	$42,355
Opening reinsurance contract held liabilities	(4,384)	1,305	116	173	(2,790)
Opening PAA reinsurance contract net assets	239	16	-	-	255
Net opening balance, January 1, 2024	34,011	5,006	681	122	39,820
CSM recognized for services received	-	-	(62)	(259)	(321)
Change in risk adjustment for non-financial risk for risk expired	-	(536)	-	-	(536)
Experience adjustments	(265)	-	-	-	(265)
Changes that relate to current services	(265)	(536)	(62)	(259)	(1,122)
Contracts initially recognized during the year	(1,826)	1,261	2	620	57
Changes in recoveries of losses on onerous underlying contracts that adjust the CSM	-	-	110	32	142
Changes in estimates that adjust the CSM	(1,577)	(290)	1,657	210	-
Changes in estimates that relate to losses and reversal of losses on onerous contracts	171	1	-	-	172
Changes that relate to future services	(3,232)	972	1,769	862	371
Adjustments to liabilities for incurred claims	11	-	-	-	11
Changes that relate to past services	11	-	-	-	11
Insurance service result	(3,486)	436	1,707	603	(740)
Insurance finance (income) expenses from reinsurance contracts	(1,858)	(62)	16	62	(1,842)
Effects of changes in non-performance risk of reinsurers	(58)	-	-	-	(58)
Effects of movements in foreign exchange rates	4,069	411	103	47	4,630
Total changes in income and OCI	(1,333)	785	1,826	712	1,990
Total cash flows	14,528	-	-	-	14,528
Change in PAA balance	10	(2)	-	-	8
Net closing balance	47,216	5,789	2,507	834	56,346
Closing reinsurance contract held assets	50,275	5,442	2,619	389	58,725
Closing reinsurance contract held liabilities	(3,308)	333	(112)	445	(2,642)
Closing PAA reinsurance contract net assets	249	14	-	-	263
Net closing balance, December 31, 2024	$47,216	$5,789	$2,507	$834	$56,346

67	2025 Annual Report	Consolidated Financial Statements
(II)Segment
Carrying balance by measurement components
The following tables present the carrying balances of net assets or liabilities for insurance contracts issued and reinsurance contracts held by measurement components, by reporting segment for the years ended December 31, 2025 and 2024.
Insurance contracts issued

	Excluding contracts applying the PAA		Contracts applying the PAA		CSM
As at December 31, 2025	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	Fair value	Other	Assets for insurance acquisition cash flows	Total insurance contract liabilities (assets)
Asia	$169,388	$9,352	$1,295	$4	$10,892	$9,557	$(71)	$200,417
Canada	102,070	3,425	11,951	788	3,306	1,162	(627)	122,075
U.S.	203,209	10,263	-	-	3,874	1,414	-	218,760
Corporate and Other	(952)	(13)	200	-	(143)	-	-	(908)
	$473,715	$23,027	$13,446	$792	$17,929	$12,133	$(698)	$540,344

	Excluding contracts applying the PAA		Contracts applying the PAA		CSM
As at December 31, 2024	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	Fair value	Other	Assets for insurance acquisition cash flows	Total insurance contract liabilities (assets)
Asia	$153,801	$7,630	$1,497	$3	$11,338	$6,267	$(290)	$180,246
Canada	100,296	3,351	11,452	688	3,986	753	(588)	119,938
U.S.	207,665	11,337	-	-	3,823	738	-	223,563
Corporate and Other	(1,001)	(14)	252	-	(140)	-	-	(903)
	$460,761	$22,304	$13,201	$691	$19,007	$7,758	$(878)	$522,844
Reinsurance contracts held

	Excluding contracts applying the PAA		Contracts applying the PAA		CSM
As at December 31, 2025	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	Fair value	Other	Total reinsurance contract liabilities (assets)
Asia	$3,282	$1,598	$(8)	$-	$687	$414	$5,973
Canada	4,471	1,635	236	14	(193)	200	6,363
U.S.	39,983	3,023	-	-	1,711	817	45,534
Corporate and Other	(113)	(7)	-	-	(142)	-	(262)
	$47,623	$6,249	$228	$14	$2,063	$1,431	$57,608

	Excluding contracts applying the PAA		Contracts applying the PAA		CSM
As at December 31, 2024	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	Fair value	Other	Total reinsurance contract liabilities (assets)
Asia	$4,462	$1,580	$-	$-	$627	$141	$6,810
Canada	4,308	1,561	248	13	426	203	6,759
U.S.	38,295	2,641	-	1	1,603	490	43,030
Corporate and Other	(98)	(7)	1	-	(149)	-	(253)
	$46,967	$5,775	$249	$14	$2,507	$834	$56,346

68
(c)Insurance Revenue by Transition Method
The following tables provide information as a supplement to the insurance revenue disclosures in note 6 (b).

For the year ended December 31, 2025	Asia	Canada	U.S.	Other	Total
Contracts under the fair value method	$2,666	$3,343	$11,424	$(14)	$17,419
Contracts under the full retrospective method	490	62	158	-	710
Other contracts	3,809	6,420	430	100	10,759
Total	$6,965	$9,825	$12,012	$86	$28,888

For the year ended December 31, 2024	Asia	Canada	U.S.	Other	Total
Contracts under the fair value method	$2,629	$3,322	$10,975	$(14)	$16,912
Contracts under the full retrospective method	489	62	141	-	692
Other contracts	2,691	5,912	287	98	8,988
Total	$5,809	$9,296	$11,403	$84	$26,592
(d)Effect of New Business Recognized in the Year
The following tables present components of new business for insurance contracts issued for the years presented.

	Asia		Canada		U.S.		Total
As at December 31, 2025	Non- Onerous	Onerous	Non- Onerous	Onerous	Non- Onerous	Onerous	Non- Onerous	Onerous
New business insurance contracts
Estimates of present value of cash outflows	$32,414	$554	$7,075	$86	$5,181	$569	$44,670	$1,209
Insurance acquisition cash flows	5,951	117	1,080	20	1,018	121	8,049	258
Claims and other insurance service expenses payable	26,463	437	5,995	66	4,163	448	36,621	951
Estimates of present value of cash inflows	(36,561)	(540)	(7,675)	(88)	(5,769)	(568)	(50,005)	(1,196)
Risk adjustment for non-financial risk	741	26	147	14	146	28	1,034	68
Contractual service margin	3,406	-	453	-	442	-	4,301	-
Amount included in insurance contract liabilities for the year	$-	$40	$-	$12	$-	$29	$-	$81

	Asia		Canada		U.S.		Total
As at December 31, 2024	Non- Onerous	Onerous	Non- Onerous	Onerous	Non- Onerous	Onerous	Non- Onerous	Onerous
New business insurance contracts
Estimates of present value of cash outflows	$26,508	$1,019	$5,386	$193	$3,439	$958	$35,333	$2,170
Insurance acquisition cash flows	4,764	147	860	40	802	211	6,426	398
Claims and other insurance service expenses payable	21,744	872	4,526	153	2,637	747	28,907	1,772
Estimates of present value of cash inflows	(29,664)	(1,002)	(5,876)	(203)	(3,841)	(960)	(39,381)	(2,165)
Risk adjustment for non-financial risk	600	27	117	26	136	46	853	99
Contractual service margin	2,556	-	373	-	266	-	3,195	-
Amount included in insurance contract liabilities for the year	$-	$44	$-	$16	$-	$44	$-	$104
The following tables present components of new business for reinsurance contracts held portfolios for the years presented.

As at December 31, 2025	Asia	Canada	U.S.	Total
New business reinsurance contracts
Estimates of present value of cash outflows	$(2,316)	$(713)	$(6,373)	$(9,402)
Estimates of present value of cash inflows	2,032	626	5,664	8,322
Risk adjustment for non-financial risk	140	79	606	825
Contractual service margin	164	15	124	303
Amount included in reinsurance assets for the year	$20	$7	$21	$48

As at December 31, 2024	Asia	Canada	U.S.	Total
New business reinsurance contracts
Estimates of present value of cash outflows	$(7,144)	$(6,153)	$(7,519)	$(20,816)
Estimates of present value of cash inflows	6,950	5,876	6,164	18,990
Risk adjustment for non-financial risk	189	68	1,004	1,261
Contractual service margin	21	217	384	622
Amount included in reinsurance assets for the year	$16	$8	$33	$57

69	2025 Annual Report	Consolidated Financial Statements
(e)Expected Recognition of Contractual Service Margin
The following tables present expectations for the timing of recognition of CSM in income in future years.

As at December 31, 2025	Less than 1 year	1 to 5 years	5 to 10 years	10 to 20 years	More than 20 years	Total
Canada
Insurance contracts issued	$414	$1,301	$1,061	$1,031	$661	$4,468
Reinsurance contracts held	11	39	23	3	(83)	(7)
	425	1,340	1,084	1,034	578	4,461
U.S.
Insurance contracts issued	548	1,736	1,370	1,180	454	5,288
Reinsurance contracts held	(315)	(961)	(708)	(533)	(11)	(2,528)
	233	775	662	647	443	2,760
Asia
Insurance contracts issued	1,978	6,370	4,944	4,592	2,565	20,449
Reinsurance contracts held	(101)	(416)	(305)	(166)	(113)	(1,101)
	1,877	5,954	4,639	4,426	2,452	19,348
Corporate
Insurance contracts issued	(11)	(38)	(37)	(43)	(14)	(143)
Reinsurance contracts held	12	60	48	19	3	142
	1	22	11	(24)	(11)	(1)
Total	$2,536	$8,091	$6,396	$6,083	$3,462	$26,568

As at December 31, 2024	Less than 1 year	1 to 5 years	5 to 10 years	10 to 20 years	More than 20 years	Total
Canada
Insurance contracts issued	$426	$1,347	$1,116	$1,173	$677	$4,739
Reinsurance contracts held	(53)	(150)	(126)	(144)	(156)	(629)
	373	1,197	990	1,029	521	4,110
U.S.
Insurance contracts issued	474	1,510	1,194	1,023	360	4,561
Reinsurance contracts held	(278)	(835)	(569)	(381)	(30)	(2,093)
	196	675	625	642	330	2,468
Asia
Insurance contracts issued	1,527	5,006	2,861	2,815	5,396	17,605
Reinsurance contracts held	(72)	(295)	(194)	(58)	(149)	(768)
	1,455	4,711	2,667	2,757	5,247	16,837
Corporate
Insurance contracts issued	(10)	(36)	(35)	(42)	(17)	(140)
Reinsurance contracts held	13	67	59	11	(1)	149
	3	31	24	(31)	(18)	9
Total	$2,027	$6,614	$4,306	$4,397	$6,080	$23,424

70
(f)Investment Income and Insurance Finance Income and Expenses

For the year ended December 31, 2025	Insurance contracts	Non- insurance(1)	Total
Investment return
Investment-related income	$15,938	$3,134	$19,072
Net gains (losses) on financial assets at FVTPL	7,044	145	7,189
Unrealized gains (losses) on FVOCI assets	1,561	521	2,082
Impairment and recovery (loss) on financial assets	(80)	(26)	(106)
Investment expenses	(633)	(709)	(1,342)
Interest on required surplus	670	(670)	-
Total investment return	24,500	2,395	26,895
Portion recognized in income (expenses)	22,113	1,834	23,947
Portion recognized in OCI	2,387	561	2,948
Insurance finance income (expenses) from insurance contracts issued and effect of movement in exchange rates
Interest accreted to insurance contracts	(11,309)	31	(11,278)
Due to changes in interest rates and other financial assumptions	(3,596)	20	(3,576)
Changes in fair value of underlying items of direct participation contracts	(9,875)	-	(9,875)
Effects of risk mitigation option	1,199	-	1,199
Net foreign exchange income (expenses)	(147)	-	(147)
Hedge accounting offset from insurance contracts issued	149	-	149
Reclassification of derivative OCI to IFIE – cash flow hedges	9	-	9
Reclassification of derivative income (loss) changes to IFIE – fair value hedge	(2,093)	-	(2,093)
Other	116	-	116
Total insurance finance income (expenses) from insurance contracts issued	(25,547)	51	(25,496)
Effect of movements in foreign exchange rates	156	-	156
Total insurance finance income (expenses) from insurance contracts issued and effect of movement in foreign exchange rates	(25,391)	51	(25,340)
Portion recognized in income (expenses), including effects of exchange rates	(22,710)	29	(22,681)
Portion recognized in OCI, including effects of exchange rates	(2,681)	22	(2,659)
Reinsurance finance income (expenses) from reinsurance contracts held and effect of movement in foreign exchange rates
Interest accreted to insurance contracts	2,370	-	2,370
Due to changes in interest rates and other financial assumptions	620	(2)	618
Changes in risk of non-performance of reinsurers	12	-	12
Other	(234)	-	(234)
Total reinsurance finance income (expenses) from reinsurance contracts held	2,768	(2)	2,766
Effect of movements in foreign exchange rates	(422)	-	(422)
Total reinsurance finance income (expenses) from reinsurance contracts held and effect of movement in foreign exchange rates	2,346	(2)	2,344
Portion recognized in income (expenses), including effects of foreign exchange rates	1,694	-	1,694
Portion recognized in OCI, including effects of exchange rates	652	(2)	650
Decrease (increase) in investment contract liabilities	(2)	(549)	(551)
Total net investment income (loss), insurance finance income (expenses) and reinsurance finance income (expenses)	1,453	1,895	3,348
Amounts recognized in income (expenses)	1,095	1,314	2,409
Amounts recognized in OCI	358	581	939
(1)Non-insurance includes consolidations and eliminations of transactions between operating segments.

71	2025 Annual Report	Consolidated Financial Statements

For the year ended December 31, 2024	Insurance contracts	Non- insurance(1)	Total
Investment return
Investment-related income	$14,214	$3,268	$17,482
Net gains (losses) on financial assets at FVTPL	1,788	63	1,851
Unrealized gains (losses) on FVOCI assets	5,590	(6,803)	(1,213)
Impairment and recovery (loss) on financial assets	137	(28)	109
Investment expenses	(644)	(704)	(1,348)
Interest on required surplus	672	(672)	-
Total investment return	21,757	(4,876)	16,881
Portion recognized in income (expenses)	16,489	2,622	19,111
Portion recognized in OCI	5,268	(7,498)	(2,230)
Insurance finance income (expenses) from insurance contracts issued and effect of movement in exchange rates
Interest accreted to insurance contracts	(10,283)	26	(10,257)
Due to changes in interest rates and other financial assumptions	10,199	(67)	10,132
Changes in fair value of underlying items of direct participation contracts	(5,231)	-	(5,231)
Effects of risk mitigation option	1,755	-	1,755
Net foreign exchange income (expenses)	(2)	-	(2)
Hedge accounting offset from insurance contracts issued	(128)	-	(128)
Reclassification of derivative OCI to IFIE – cash flow hedges	52	-	52
Reclassification of derivative income (loss) changes to IFIE – fair value hedge	(3,346)	-	(3,346)
Other	394	-	394
Total insurance finance income (expenses) from insurance contracts issued	(6,590)	(41)	(6,631)
Effect of movements in foreign exchange rates	(1,417)	-	(1,417)
Total insurance finance income (expenses) from insurance contracts issued and effect of movement in foreign exchange rates	(8,007)	(41)	(8,048)
Portion recognized in income (expenses), including effects of exchange rates	(16,252)	33	(16,219)
Portion recognized in OCI, including effects of exchange rates	8,245	(74)	8,171
Reinsurance finance income (expenses) from reinsurance contracts held and effect of movement in foreign exchange rates
Interest accreted to insurance contracts	2,135	-	2,135
Due to changes in interest rates and other financial assumptions	(3,886)	4	(3,882)
Changes in risk of non-performance of reinsurers	(57)	-	(57)
Other	(88)	-	(88)
Total reinsurance finance income (expenses) from reinsurance contracts held	(1,896)	4	(1,892)
Effect of movements in foreign exchange rates	243	-	243
Total reinsurance finance income (expenses) from reinsurance contracts held and effect of movement in foreign exchange rates	(1,653)	4	(1,649)
Portion recognized in income (expenses), including effects of foreign exchange rates	1,133	-	1,133
Portion recognized in OCI, including effects of exchange rates	(2,786)	4	(2,782)
Decrease (increase) in investment contract liabilities	(6)	(498)	(504)
Total net investment income (loss), insurance finance income (expenses) and reinsurance finance income (expenses)	12,091	(5,411)	6,680
Amounts recognized in income (expenses)	1,364	2,157	3,521
Amounts recognized in OCI	10,727	(7,568)	3,159
(1)Non-insurance includes consolidations and eliminations of transactions between operating segments.

72
The following tables present Investment income and insurance finance income and expenses recognized in income or expenses or other comprehensive income, by reporting segments for the years ended December 31, 2025 and December 31, 2024.

	Insurance and reinsurance contracts
For the year ended December 31, 2025	Asia	Canada	U.S.	Corporate	Non- insurance(1)	Total
Total investment return
Portion recognized in income (expenses)	$11,551	$4,216	$6,319	$27	$1,834	$23,947
Portion recognized in OCI	(21)	(52)	2,461	(1)	561	2,948
	11,530	4,164	8,780	26	2,395	26,895
Total insurance finance income (expenses) from insurance contracts issued and effect of movement in foreign exchange rates
Portion recognized in income (expenses), including effects of exchange rates	(9,458)	(4,354)	(8,894)	(4)	29	(22,681)
Portion recognized in OCI, including effects of exchange rates	(168)	1,009	(3,522)	-	22	(2,659)
	(9,626)	(3,345)	(12,416)	(4)	51	(25,340)
Total reinsurance finance income (expenses) from reinsurance contracts held and effect of movement in foreign exchange rates
Portion recognized in income (expenses), including effects of foreign exchange rates	(104)	251	1,542	5	-	1,694
Portion recognized in OCI, including effects of exchange rates	(305)	(463)	1,420	-	(2)	650
	(409)	(212)	2,962	5	(2)	2,344
(1)Non-insurance includes consolidations and eliminations of transactions between operating segments.

	Insurance and reinsurance contracts
For the year ended December 31, 2024	Asia	Canada	U.S.	Corporate	Non- insurance(1)	Total
Total investment return
Portion recognized in income (expenses)	$7,994	$3,529	$4,943	$23	$2,622	$19,111
Portion recognized in OCI	801	5,876	(1,411)	2	(7,498)	(2,230)
	8,795	9,405	3,532	25	(4,876)	16,881
Total insurance finance income (expenses) from insurance contracts issued and effect of movement in foreign exchange rates
Portion recognized in income (expenses), including effects of exchange rates	(7,334)	(3,650)	(5,278)	10	33	(16,219)
Portion recognized in OCI, including effects of exchange rates	(977)	473	8,749	-	(74)	8,171
	(8,311)	(3,177)	3,471	10	(41)	(8,048)
Total reinsurance finance income (expenses) from reinsurance contracts held and effect of movement in foreign exchange rates
Portion recognized in income (expenses), including effects of foreign exchange rates	604	347	185	(3)	-	1,133
Portion recognized in OCI, including effects of exchange rates	(168)	59	(2,677)	-	4	(2,782)
	436	406	(2,492)	(3)	4	(1,649)
(1)Non-insurance includes consolidations and eliminations of transactions between operating segments.
(g)Significant Judgements and Estimates
(I)Fulfilment Cash Flows
Fulfilment cash flows have three major components:
•Estimate of future cash flows
•An adjustment to reflect the time value of money and the financial risk related to future cash flows if not included in the estimate of future cash flows
•A risk adjustment for non-financial risk
The determination of insurance fulfilment cash flows involves the use of estimates and assumptions. A comprehensive review of valuation assumptions and methods is performed annually. The review reduces the Company’s exposure to uncertainty by ensuring assumptions for liability risks remain appropriate. This is accomplished by monitoring experience and updating assumptions which represent a best estimate of expected future experience and margins that are appropriate for the risks assumed. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and the changes in the economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract liabilities.

73	2025 Annual Report	Consolidated Financial Statements
Method used to measure insurance and reinsurance contract fulfilment cash flows
The Company primarily uses deterministic projections using best estimate assumptions to determine the present value of future cash flows. For product features such as universal life minimum crediting rates guarantees, participating life zero dividend floor implicit guarantees and variable annuities guarantees, the Company developed a stochastic approach to capture the asymmetry of the risk.
Determination of assumptions used
For the deterministic projections, assumptions are made with respect to mortality, morbidity, rates of policy termination, operating expenses and certain taxes. Actual experience is monitored to ensure that assumptions remain appropriate and assumptions are changed as warranted. Assumptions are discussed in more detail in the following table.

Nature of factors and assumption methodology	Risk management

Mortality
Mortality relates to the occurrence of death. Mortality is
a key assumption for life insurance and certain forms of
annuities. Mortality assumptions are based on the
Company’s internal experience as well as past and
emerging industry experience. Assumptions are
differentiated by sex, underwriting class, policy type
and geographic market. Assumptions are made for
future mortality improvements.
The Company maintains underwriting standards to
determine the insurability of applicants. Claim trends are
monitored on an ongoing basis. Exposure to large claims is
managed by establishing policy retention limits, which vary
by market and geographic location. Policies in excess of
the limits are reinsured with other companies. Mortality is
monitored monthly, and the overall 2025 experience was
unfavourable (2024 – favourable) when compared to the
Company’s assumptions.
Morbidity relates to the occurrence of accidents and
sickness for insured risks. Morbidity is a key
assumption for long-term care insurance, disability
insurance, critical illness and other forms of individual
and group health benefits. Morbidity assumptions are
based on the Company’s internal experience as well as
past and emerging industry experience and are
established for each type of morbidity risk and
geographic market. Assumptions are made for future
morbidity improvements.
The Company maintains underwriting standards to
determine the insurability of applicants. Claim trends are
monitored on an ongoing basis. Exposure to large claims is
managed by establishing policy retention limits, which vary
by market and geographic location. Policies in excess of
the limits are reinsured with other companies. Morbidity is
also monitored monthly and the overall 2025 experience
was favourable (2024 – favourable) when compared to the
Company’s assumptions.
Morbidity
Policy
termination
and
premium
persistency
Policies are terminated through lapses and surrenders,
where lapses represent the termination of policies due
to non-payment of premiums and surrenders represent
the voluntary termination of policies by policyholders.
Premium persistency represents the level of ongoing
deposits on contracts where there is policyholder
discretion as to the amount and timing of deposits.
Policy termination and premium persistency
assumptions are primarily based on the Company’s
recent experience adjusted for expected future
conditions. Assumptions reflect differences by type of
contract within each geographic market.
The Company seeks to design products that minimize
financial exposure to lapse, surrender and premium
persistency risk. The Company monitors lapse, surrender
and persistency experience. In aggregate, 2025
policyholder termination and premium persistency
experience was unfavourable (2024 – unfavourable) when
compared to the Company’s assumptions used in the
computation of actuarial liabilities.
Directly
attributable
expenses
Directly attributable operating expense assumptions
reflect the projected costs of maintaining and servicing
in-force policies, including associated directly
attributable overhead expenses. The directly
attributable expenses are derived from internal cost
studies projected into the future with an allowance for
inflation. For some developing businesses, there is an
expectation that unit costs will decline as these
businesses grow. Directly attributable acquisitions
expenses are derived from internal cost studies.
The Company prices its products to cover the expected
costs of servicing and maintaining them. In addition, the
Company monitors expenses monthly, including
comparisons of actual expenses to expense levels allowed
for in pricing and valuation. Maintenance expenses for
2025 were unfavourable (2024 – unfavourable) when
compared to the Company’s assumptions used in the
computation of actuarial liabilities.

74

Nature of factors and assumption methodology	Risk management

Tax
Taxes reflect assumptions for future premium taxes and
other non-income related taxes.
The Company prices its products to cover the expected
cost of taxes.
Policyholder
dividends,
experience
rating
refunds, and
other
adjustable
policy
elements
The best estimate projections for policyholder dividends
and experience rating refunds, and other adjustable
elements of policy benefits are determined to be
consistent with management’s expectation of how these
elements will be managed should experience emerge
consistently with the best estimate assumptions.
The Company monitors policy experience and adjusts
policy benefits and other adjustable elements to reflect this experience. Policyholder dividends are reviewed annually
for all businesses under a framework of Board-approved
policyholder dividend policies.
The Company reviews actuarial methods and assumptions on an annual basis. If changes are made to non-economic assumptions, the impact based on locked-in economic assumptions would adjust the contractual service margin for general model and VFA contracts if there is any remaining contractual service margin for the group of policies where the change was made. This amount would then be recognized in income over the period of service provided. Changes could also impact net income and other comprehensive income to the extent that the contractual service margin has been depleted, or discount rates are different than the locked-in rates used to quantify changes to the contractual service margin.
(II)Determination of Discretionary Changes
The terms of some contracts measured under the GMM give the Company discretion over the cash flows to be paid to the policyholders, either in timing or amount. Changes in discretionary cash flows are regarded as relating to future service and accordingly adjust the CSM if there is any remaining CSM for the group of policies where the change was made. The Company determines how to identify a change in discretionary cash flows by specifying the basis on which it expects to determine its commitment under the contract; for example, based on a fixed interest rate or on returns that vary based on specified asset returns. This determination is specified at the inception of the contract.
(III)Discount Rates
Insurance contract cash flows for non-participating business are discounted using risk-free yield curves adjusted by an illiquidity premium to reflect the liquidity characteristics of the liabilities. Cash flows that vary based on returns of underlying items are adjusted to reflect their variability under these adjusted yield curves. Each yield curve is interpolated between the spot rate at the last observable market data point and an ultimate spot rate, which reflects the long-term real interest rate plus inflation expectations.
For participating business, insurance contract cash flows that vary based on the return of underlying items are discounted at rates reflecting that variability.
For insurance contracts with cash flows that vary with the return of underlying items and where the present value is measured by stochastic modelling, cash flows are both projected and discounted at scenario-specific rates, calibrated on average to be the risk-free yield curves adjusted for liquidity.

75	2025 Annual Report	Consolidated Financial Statements
The spot rates used for discounting liability cash flows are presented in the following tables and include illiquidity premiums determined with reference to net asset spreads indicative of the liquidity characteristics of the liabilities by geography.

					December 31, 2025
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	2.89%	3.85%	4.94%	5.36%	6.10%	4.40%
		Somewhat liquid(1)	30	70	2.87%	3.82%	4.85%	5.39%	6.05%	4.40%
U.S.	USD	Illiquid	30	70	3.74%	4.37%	5.65%	6.47%	6.41%	5.15%
		Somewhat liquid(1)	30	70	3.85%	4.42%	5.55%	6.47%	6.40%	5.03%
Japan	JPY	Somewhat liquid(1)	30	70	1.18%	1.93%	2.60%	3.59%	4.38%	1.60%
Hong Kong	HKD	Illiquid	15	55	2.39%	3.48%	4.57%	4.38%	4.02%	3.70%

					December 31, 2024
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	3.46%	3.93%	4.86%	5.00%	5.32%	4.40%
		Somewhat liquid(1)	30	70	3.44%	3.89%	4.76%	4.98%	5.21%	4.40%
U.S.	USD	Illiquid	30	70	4.48%	5.05%	6.01%	6.33%	6.15%	5.15%
		Somewhat liquid(1)	30	70	4.56%	5.09%	5.91%	6.33%	6.14%	5.03%
Japan	JPY	Somewhat liquid(1)	30	70	0.82%	1.17%	1.55%	2.33%	2.97%	1.60%
Hong Kong	HKD	Illiquid	15	55	3.73%	4.36%	5.23%	4.70%	4.17%	3.70%
(1)Somewhat liquid refers to liquidity level that is between liquid and illiquid. It is higher liquidity than illiquid and lower liquidity than liquid.
Amounts presented in income for policies where changes in assumptions that relate to financial risk do not have a substantial impact on amounts paid to policyholders reflect discount rates locked in beginning with the adoption of IFRS 17 or locked in at issue for later insurance contracts. These policies include term insurance, guaranteed whole life insurance, and health products including critical illness and long-term care. For policies where changes in assumptions to financial risk have a substantial impact on amounts paid to policyholders, discount rates are updated as future cash flows change due to changes in financial risk, so that the amount presented in income from future changes in financial variables is $nil. These policies include adjustable universal life contracts. Impacts from differences between current period rates and discount rates used to determine income are presented in other comprehensive income.
(IV)Risk Adjustment and Confidence Level used to determine Risk Adjustment
Risk adjustment for non-financial risk represents the compensation the Company requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk as the Company fulfils insurance contracts. The risk adjustment process considers insurance, lapse and expense risks, includes both favourable and unfavourable outcomes, and reflects diversification benefits from the insurance contracts issued.
The Company estimates the risk adjustment using a margin approach. This approach applies a margin for adverse deviation, typically in terms of a percentage of best estimate assumptions, where future cash flows are uncertain. The resulting cash flows are discounted at rates consistent with the best estimate cash flows to arrive at the total risk adjustment. The ranges for these margins are set by the Company and reviewed periodically.
The risk adjustment for non-financial risk for insurance contracts corresponds to a 90 – 95% confidence level for all segments.
(V)Investment Component, Investment-return Service and Investment-related Service
The Company identifies the investment component, investment-return service (contract without direct participation features) and investment-related service (contract with direct participation features) of a contract as part of the product governance process.
Investment components are amounts that are to be paid to the policyholder under all circumstances. Investment components are excluded from insurance revenue and insurance service expenses.
Investment-return services and investment-related services are investment services rendered as part of an insurance contract and are part of the insurance contract services provided to the policyholder.
(VI)Relative Weighting of the Benefit Provided by Insurance Coverage, Investment-return Service and Investment-
related Service
The contractual service margin is released into income, when insurance contract services are provided, by using coverage units.
Coverage units represent the quantity of service (insurance coverage, investment-return and investment-related services)
provided and are determined by considering the benefit provided under the contract and its expected coverage duration. When the relative size of the investment-related service coverage or the investment-return service coverage unit is disproportionate compared to the insurance service coverage unit, or vice versa, the Company must determine a relative weighting of the services to reflect the delivery of each of those services. The Company identifies the coverage units as part of the product governance process and did not identify contracts where such weighting was required.

76
(h)Sensitivity of Insurance Contract Liabilities to Changes in Non-economic Assumptions
The following tables present information on how reasonably possible changes in assumptions made by the Company on insurance contracts’ non-economic risk variables and certain economic risk variables impact contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. For non-economic risk variables, the impacts are shown separately gross and net of the impacts of reinsurance contracts held. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.
The analysis is based on a simultaneous change in assumptions across all businesses and holds all other assumptions constant.
In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are specifically made on a business and geographic basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, actual experience differing from the assumptions, changes in business mix, effective tax rates, and the general limitations of the Company’s internal models.
Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to non-
economic assumptions(1)

As at December 31, 2025	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders
(post-tax except CSM)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions
2% adverse change in future mortality rates(2),(3),(5)
Portfolios where an increase in rates increases insurance contract liabilities	$(700)	$(200)	$(700)	$(200)	$100	$-	$(600)	$(200)
Portfolios where a decrease in rates increases insurance contract liabilities	(300)	(400)	200	(100)	100	100	300	-
5% adverse change in future morbidity rates(4),(5),(6) (incidence and termination)	(2,200)	(1,800)	(3,000)	(2,500)	600	500	(2,400)	(2,000)
10% change in future policy termination rates(3),(5)
Portfolios where an increase in rates increases insurance contract liabilities	(900)	(800)	(100)	(100)	(200)	(200)	(300)	(300)
Portfolios where a decrease in rates increases insurance contract liabilities	(800)	(600)	(700)	(400)	500	300	(200)	(100)
5% increase in future expense levels	(600)	(600)	(100)	(100)	100	100	-	-

As at December 31, 2024	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders
(post-tax except CSM)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions
2% adverse change in future mortality rates(2),(3),(5)
Portfolios where an increase in rates increases insurance contract liabilities	$(700)	$(200)	$(700)	$(300)	$200	$100	$(500)	$(200)
Portfolios where a decrease in rates increases insurance contract liabilities	(100)	(600)	-	-	100	200	100	200
5% adverse change in future morbidity rates(4),(5),(6) (incidence and termination)	(2,200)	(1,800)	(3,000)	(2,700)	700	600	(2,300)	(2,100)
10% change in future policy termination rates(3),(5)
Portfolios where an increase in rates increases insurance contract liabilities	(700)	(600)	(100)	(100)	(200)	(200)	(300)	(300)
Portfolios where a decrease in rates increases insurance contract liabilities	(900)	(700)	(700)	(400)	400	300	(300)	(100)
5% increase in future expense levels	(600)	(600)	(100)	(100)	100	100	-	-
(1)The participating policy funds are largely self-supporting and experience gains or losses would generally result in changes to future dividends reducing the direct impact on the CSM and shareholder income.
(2)An increase in mortality rates will generally increase insurance contract liabilities for life insurance contracts, whereas a decrease in mortality rates will generally increase insurance contract liabilities for policies with longevity risk such as payout annuities.
(3)The sensitivity is measured for each direct insurance portfolio net of the impacts of any reinsurance held on the policies within that portfolio to determine if the overall insurance contract liabilities increased.
(4)No amounts related to morbidity risk are included for policies where the insurance contract liability provides only for claims costs expected over a short period, generally less than one year, such as Group Life and Health.
(5)The impacts of the sensitivities on LTC for morbidity, mortality and lapse do not assume any offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, the Company would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivity.
(6)This includes a 5% deterioration in incidence rates and a 5% deterioration in claim termination rates.

77	2025 Annual Report	Consolidated Financial Statements
Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to non-
economic assumptions on Long Term Care(1)

As at December 31, 2025	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders
(post-tax except CSM)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions
2% adverse change in future mortality rates(2),(3)	$(300)	$(300)	$-	$-	$-	$-	$-	$-
5% adverse change in future morbidity incidence rates(2),(3)	(1,500)	(1,300)	(400)	(300)	200	200	(200)	(100)
5% adverse change in future morbidity claims termination rates(2),(3)	(1,500)	(1,300)	(1,200)	(1,000)	400	400	(800)	(600)
10% adverse change in future policy termination rates(2),(3)	(400)	(300)	-	-	-	-	-	-
5% increase in future expense levels(3)	(100)	(100)	-	-	-	-	-	-
As at December 31, 2024	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders
(post-tax except CSM)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions
2% adverse change in future mortality rates(2),(3)	$(300)	$(300)	$-	$-	$-	$-	$-	$-
5% adverse change in future morbidity incidence rates(2),(3)	(1,400)	(1,300)	(500)	(400)	200	200	(300)	(200)
5% adverse change in future morbidity claims termination rates(2),(3)	(1,400)	(1,300)	(1,300)	(1,100)	500	400	(800)	(700)
10% adverse change in future policy termination rates(2),(3)	(400)	(400)	-	-	100	100	100	100
5% increase in future expense levels(3)	(100)	(100)	-	-	-	-	-	-
(1)The potential impacts on CSM were translated from US$ at 1.3707 (2024 – 1.4382) and the potential impacts on net income attributed to shareholders, OCI attributed to shareholders and total comprehensive income attributed to shareholders were translated from US$ at 1.3939 (2024 – 1.3987).
(2)The impacts of the sensitivities on LTC for morbidity, mortality and lapse do not assume any offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, the Company would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivities.
(3)The impact of favourable changes to all the sensitivities is relatively symmetrical.
Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to certain economic financial assumptions used in the determination of insurance contract liabilities(1)

As at December 31, 2025 (post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions
10 basis point reduction in ultimate spot rate	$(300)	$-	$(200)	$(200)
50 basis point increase in interest rate volatility(2)	(100)	-	-	-
50 basis point increase in non-fixed income return volatility(2)	(100)	-	-	-
As at December 31, 2024 (post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions
10 basis point reduction in ultimate spot rate	$(300)	$-	$(200)	$(200)
50 basis point increase in interest rate volatility(2)	(100)	-	-	-
50 basis point increase in non-fixed income return volatility(2)	(100)	-	-	-
(1)Note that the impact of these assumptions is not linear.
(2)Used in the determination of insurance contract liabilities with financial guarantees. This includes universal life minimum crediting rate guarantees, participating life zero dividend floor implicit guarantees, and variable annuities guarantees, where a stochastic approach is used to capture the asymmetry of the risk.
(i)Review of Actuarial Methods and Assumptions
The Company performs a comprehensive review of actuarial methods and assumptions annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for liability risks remain appropriate. This is accomplished by monitoring experience and updating assumptions that represent a best estimate of expected future experience, and maintaining a risk adjustment that is appropriate for the risks assumed. While the assumptions selected represent the
Company’s best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract liabilities. The changes implemented from the review are generally implemented in the third quarter of each year, though updates may be made outside the third quarter in certain circumstances.

78
2025 Review of Actuarial Methods and Assumptions
The completion of the 2025 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows of $605, excluding the portion related to non-controlling interests. These updates resulted in a decrease in pre-tax net income attributed to shareholders of $244 ($216 post-tax), a decrease in pre-tax net income attributed to participating policyholders of $88 ($67 post-tax), an increase in CSM of $1,080, a decrease in pre-tax other comprehensive income attributed to shareholders of $52 ($73 post-tax), and a decrease in pre-tax other comprehensive income attributed to participating policyholders of $91 ($70 post-tax).
Impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows(1)

For the year ended December 31, 2025	Total
Hong Kong health insurance product reserving approach	$(463)
Methodology and other updates	(207)
Lapse and policyholder behaviour updates	181
Long-term care triennial review	(77)
Mortality and morbidity updates	(39)
Impact of updates to actuarial methods and assumptions, on pre-tax fulfilment cash flows	$(605)
(1)Excludes the portion related to non-controlling interests of $116. The impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $(489).
Impact of updates to actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM(1)

For the year ended December 31, 2025	Total
Portion recognized in pre-tax net income (loss) attributed to:
Participating policyholders	$(88)
Shareholders	(244)
(332)

Portion increasing (decreasing) CSM	1,080

Portion recognized in pre-tax OCI attributed to:
Participating policyholders	(91)
Shareholders	(52)
(143)
Impact of updates to actuarial methods and assumptions, pre-tax	$605
(1)Excludes the portion related to non-controlling interests of $(116). The impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $489.
Hong Kong health insurance product reserving approach
An update to the pricing philosophy on certain health insurance products in Hong Kong led to a change in the IFRS 17 measurement model from the Premium Allocation Approach to the General Measurement Model, which requires all future cash flows to be included in the fulfilment cash flows, amounting to a decrease in pre-tax fulfilment cash flows of $463.
Methodology and other updates
Methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $207.
The decrease was mainly driven by annual yield and parameter updates to the Company’s valuation models for participating products in Asia and Canada. This was partially offset by various other valuation models updates in the U.S. to non-participating products that netted to a residual increase in fulfilment cash flows.
Lapse and policyholder behaviour updates
Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of $181.
The increase was mainly driven by the review of lapse assumptions in Singapore as well as other smaller updates. The
Singapore update reflected higher lapse experience on the Company’s index-linked and universal life products. This was partially offset by the impact of the lapse review on term insurance products in Canada.
Long-term care triennial review
U.S. Insurance completed a comprehensive long-term care (“LTC”) experience study. The review included all aspects of claim assumptions, as well as the progress on future premium increases and approved premium increases in excess of prior assumptions. The impact of the LTC review was a decrease in pre-tax fulfilment cash flows of $77.
1  The mortality rate of LTC policyholders who are currently not on claim.

79	2025 Annual Report	Consolidated Financial Statements
The overall experience study led to a $1.9 billion (US$1.4 billion) increase in pre-tax fulfilment cash flows for claim costs following a review of morbidity, mortality and lapse assumptions. This was mainly driven by higher utilization of benefits due to the impact of higher inflation in the cost-of-care, and also reflects the benefit of in-force management initiatives related to fraud, waste and abuse programs. The impact from utilization was partially offset by updates to reflect higher terminations. The impacts of updating incidence, active life mortality1, lapse and other refinements were all relatively small.
The review of assumed future premium increases resulted in a $1.5 billion (US$1.1 billion) decrease in pre-tax fulfilment cash flows. This reflects expected future net premium increases that are due to the outstanding amounts from prior state filings as well as to the Company’s 2025 review of morbidity, mortality, and lapse assumptions. Since the last triennial review in 2022, the
Company has received actual premium increase approvals of $3.2 billion pre-tax (US$2.3 billion pre-tax) on a present value basis. This exceeds the amount of premium increases the Company assumed in the pre-tax fulfilment cash flows by $0.5 billion
(US$0.3 billion) at that time.
Mortality and morbidity updates
Mortality and morbidity updates resulted in a decrease in pre-tax fulfilment cash flows of $39.
The decrease was mainly driven by a morbidity study of group long-term disability benefits in Canada related to claim termination, partially offset by other items that netted to a modest residual increase in fulfilment cash flows.
Impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, net income attributed to shareholders, CSM and OCI by segment
The impact of updates to actuarial methods and assumptions in Canada resulted in a decrease in pre-tax fulfilment cash flows of
$382. The decrease was primarily driven by the impact of annual updates to the Company’s valuation models for participating products, the lapse review on term insurance products as well as the review of morbidity assumptions for group long-term disability benefits. These updates resulted in an increase in pre-tax net income attributed to shareholders of $80 ($58 post-tax), an increase in CSM of $348, and an increase in pre-tax other comprehensive income attributed to shareholders of $98 ($71 post-
tax).
The impact of updates to actuarial methods and assumptions in the U.S. resulted in an increase in pre-tax fulfilment cash flows of $179. The increase was primarily driven by a number of valuation model updates, partially offset by the impact of the LTC triennial review. These updates resulted in a decrease in pre-tax net income attributed to shareholders of $298 ($235 post-tax), an increase in CSM of $43, and an increase in pre-tax other comprehensive income attributed to shareholders of $75 ($60 post-
tax).
The impact of updates to actuarial methods and assumptions in Asia resulted in a decrease in pre-tax fulfilment cash flows of
$418. The decrease was primarily driven by the impact of the change in the IFRS 17 measurement model on certain health insurance products in Hong Kong and the impact of annual updates to the Company’s valuation models for participating products, partly offset by a review of lapse assumptions for certain products in Singapore. These updates resulted in a decrease in pre-tax net income attributed to shareholders of $26 ($39 post-tax), an increase in CSM of $704, and a decrease in pre-tax other comprehensive income attributed to shareholders of $224 ($203 post-tax).
The impact of updates to actuarial methods and assumptions in Corporate and Other (which includes the Company’s property and casualty reinsurance businesses, run-off insurance operations including variable annuities and health, and consolidation adjustments including intercompany eliminations) resulted in an increase in pre-tax fulfilment cash flows of $16. These updates resulted in no impact to pre-tax or post-tax net income attributed to shareholders, a decrease in CSM of $15 and a decrease in pre-tax other comprehensive income attributed to shareholders of $1 ($1 post-tax).
2024 Review of Actuarial Methods and Assumptions
The completion of the 2024 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows of $174, excluding the portion related to non-controlling interests. These updates resulted in a decrease in pre-tax net income attributed to shareholders of $250 ($199 post-tax), an increase in pre-tax net income attributed to participating policyholders of $29 ($21 post-tax), a decrease in CSM of $421, an increase in pre-tax other comprehensive income attributed to shareholders of $771 ($632 post-tax), and an increase in pre-tax other comprehensive income attributed to participating policyholders of $45 ($32 post-tax).

80
Impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows(1)

For the year ended December 31, 2024	Total
Lapse and policyholder behaviour updates	$620
Reinsurance contract and other risk adjustment review	427
Expense updates	(406)
Financial related updates	(386)
Mortality and morbidity updates	(273)
Methodology and other updates	(156)
Impact of updates to actuarial methods and assumptions, on pre-tax fulfilment cash flows	$(174)
(1)Excludes the portion related to non-controlling interests of $(215) The impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $(389).
Impact of updates to actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM(1)

For the year ended December 31, 2024	Total
Portion recognized in net income (loss) attributed to:
Participating policyholders	$29
Shareholders	(250)
(221)

Portion increasing (decreasing) CSM	(421)

Portion recognized in OCI attributed to:
Participating policyholders	45
Shareholders	771
816
Impact of updates to actuarial methods and assumptions, pre-tax	$174
(1)Excludes the portion related to non-controlling interests of $215. The impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, including the portion related to non-controlling interests, would be $389.
Lapse and policyholder behaviour updates
Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of $620.
The increase was primarily driven by a detailed review of the lapse assumptions for the Company’s non-participating products in its U.S. life insurance business and its International High Net Worth business in Asia segment. For U.S. protection products, lapse rates declined during the COVID-19 pandemic and continue to remain low, while for U.S. indexed universal life, U.S. bank-
owned life insurance, and Asia’s International High Net Worth business, lapse rates increased due to the impact of higher short-
term interest rates. The Company updated its lapse assumptions to reflect these experience trends. The ultimate lapse rates for products with no-lapse guarantees were not changed.
Reinsurance contract and other risk adjustment review
The review of the Company’s reinsurance contracts and risk adjustment, excluding changes that were a direct result of other assumption updates, resulted in an increase in pre-tax fulfilment cash flows of $427.
The increase was driven by updates to the Company’s reinsurance contract fulfilment cash flows to reflect current reinsurance market conditions and the resulting expected cost on older U.S. mortality reinsurance, partially offset by updates to the
Company’s risk adjustment methodology in North America related to non-financial risk.
The Company’s overall risk adjustment continues to be within the 90 – 95% confidence level.
Expense updates
Expense updates resulted in a decrease in pre-tax fulfilment cash flows of $406.
The decrease was driven by a detailed review of the Company’s global expenses, including investment expenses. The Company aligned them with its current cost structure and included the impact of changes in classification of certain expenses from directly attributable to non-directly attributable.
Financial related updates
Financial related updates resulted in a decrease in pre-tax fulfilment cash flows of $386.
The decrease was driven by a review of the discount rates used in the valuation of the Company’s non-participating business, which included increases to ultimate risk-free rates in the U.S. to align with historical averages, as well as updates to parameters used to determine illiquidity premiums. This was partially offset by refinements to crediting rate projections on certain U.S.
universal life products.

81	2025 Annual Report	Consolidated Financial Statements
Mortality and morbidity updates
Mortality and morbidity updates resulted in a decrease in pre-tax fulfilment cash flows of $273.
The decrease was driven by morbidity updates to health insurance products in Hong Kong to reflect lower hospital claims on certain business that the Company accounts for under the general measurement model, partially offset by updates to mortality and morbidity assumptions on critical illness products in Hong Kong to reflect emerging experience.
Methodology and other updates
Methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $156.
The decrease was driven by the impact of annual updates to the Company’s valuation models for participating products in Asia and Canada reflecting higher interest rates during the year, partially offset by various other smaller items that netted to an increase in fulfilment cash flows.
Impact of updates to actuarial methods and assumptions on pre-tax fulfilment cash flows, net income attributed to shareholders, CSM and OCI by segment
The impact of updates to actuarial methods and assumptions in Canada resulted in a decrease in pre-tax fulfilment cash flows of
$266. The decrease was primarily driven by updates to the risk adjustment methodology related to non-financial risks and the review of the discount rates used in the valuation of non-participating business. These updates resulted in an increase in pre-tax net income attributed to shareholders of $3 ($2 post-tax), an increase in CSM of $222, and a decrease in pre-tax other comprehensive income attributed to shareholders of $15 ($10 post-tax).
The impact of updates to actuarial methods and assumptions in the U.S. resulted in an increase in pre-tax fulfilment cash flows of $895. The increase was primarily driven by the net impact of updates to the Company’s reinsurance contract fulfilment cash flows and risk adjustment methodology related to non-financial risks, a detailed review of the lapse assumptions in its life insurance business, and refinements to its crediting rate projections on certain universal life products, partially offset by a review of the discount rates used in the valuation of non-participating business. These updates resulted in a decrease in pre-tax net income attributed to shareholders of $256 ($202 post-tax), a decrease in CSM of $1,228, and an increase in pre-tax other comprehensive income attributed to shareholders of $589 ($466 post-tax).
The impact of updates to actuarial methods and assumptions in Asia resulted in a decrease in pre-tax fulfilment cash flows of
$818. The decrease was primarily driven by the impact of morbidity updates to certain health insurance products in Hong Kong to reflect emerging experience, updates from the Company’s detailed review of global expenses, including investment expenses, as well as the impact of annual updates to its valuation models for participating products, partially offset by a review of lapse assumptions for the International High Net Worth business. These updates resulted in a decrease in pre-tax net income attributed to shareholders of $4 ($5 post-tax), an increase in CSM of $591, and an increase in pre-tax other comprehensive income attributed to shareholders of $213 ($190 post-tax).
The impact of updates to actuarial methods and assumptions in Corporate and Other (which includes the Company’s property and casualty reinsurance businesses, run-off insurance operations including variable annuities and health, and consolidation adjustments including intercompany eliminations) resulted in an increase in pre-tax fulfilment cash flows of $15. These updates resulted in an increase in pre-tax net income attributed to shareholders of $7 ($6 post-tax), a decrease in CSM of $6, and a decrease in pre-tax other comprehensive income attributed to shareholders of $16 ($14 post-tax).
(j)Composition of Underlying Items
The following sets out the composition and fair value of the underlying items supporting the Company’s liabilities for direct participation contracts as at the dates presented.
Participating Policies

As at December 31,	2025	2024
Underlying assets
Debt securities	$60,128	$54,238
Public equities	26,460	19,846
Mortgages	4,934	4,535
Private placements	9,699	8,398
Real estate	5,179	4,525
Other(1)	33,070	31,952
Total	$139,470	$123,494
(1)Other for participating life insurance contracts include derivatives, reinsurance contract held assets, and other invested assets.
Variable Annuities and Unit-Linked
The Company also issues variable annuities and unit-linked contracts that are accounted for as insurance contracts with direct participating features. The fair value of underlying assets is reported in insurance contract liabilities for the account of segregated fund holders and includes investments in segregated funds of $69,473, and $25,264 (2024 – $72,061, and $18,771) for variable annuities and unit-linked, respectively.

82
(k)Asset for Insurance Acquisition Cash Flow
The following table presents the expected future derecognition of asset for insurance acquisition cash flow as at the dates presented.

	2025				2024
As at December 31,	Less than 1 year	1 to 5 years	More than 5 years	Total	Less than 1 year	1 to 5 years	More than 5 years	Total
Asia	$18	$36	$17	$71	$65	$168	$57	$290
Canada	73	223	331	627	72	213	303	588
Total	$91	$259	$348	$698	$137	$381	$360	$878
(l)Insurance and Reinsurance Contracts Contractual Obligations – Maturity Analysis and Amounts Payable on
Demand
The tables below represent the maturities of the insurance contract and reinsurance contract held liabilities as at the dates presented.

As at December 31, 2025 Payments due by period	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
Insurance contract liabilities(1)	$3,783	$4,167	$8,129	$11,588	$14,676	$1,396,865	$1,439,208
Reinsurance contract held liabilities(1)	254	535	460	429	386	(11,008)	(8,944)

As at December 31, 2024 Payments due by period	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
Insurance contract liabilities(1)	$4,223	$3,711	$6,266	$8,741	$12,644	$1,348,354	$1,383,939
Reinsurance contract held liabilities(1)	250	395	530	419	373	(11,450)	(9,483)
(1)Insurance contract liabilities cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts and exclude amounts from insurance contract liabilities for account of segregated fund holders. These estimated cash flows are based on the best estimate assumptions used in the determination of insurance contract liabilities. These amounts are undiscounted. Reinsurance contract held liabilities cash flows include estimates related to the timing and payment of future reinsurance premiums offset by recoveries on in-force reinsurance agreements.
Due to the use of assumptions, actual cash flows may differ from these estimates. Cash flows include embedded derivatives measured separately at fair value.
The amounts from insurance contract liabilities that are payable on demand are set out below as at the dates presented.

	2025		2024
As at December 31,	Amounts payable on demand	Carrying amount	Amounts payable on demand	Carrying amount
Asia	$133,552	$163,678	$121,197	$131,829
Canada	34,530	55,492	31,100	53,224
U.S.	46,824	66,328	48,918	66,524
Total	$214,906	$285,498	$201,215	$251,577
The amounts payable on demand represent the policyholders’ cash and / or account values less applicable surrender fees as at the time of the reporting date. Segregated fund insurance liabilities for account of segregated fund holders are excluded from the amounts payable on demand and the carrying amount.
(m)Reinsurance Transactions
Agreement with Reinsurance Group of America
On November 20, 2024, the Company announced it entered into an agreement with Reinsurance Group of America,
Incorporated (“RGA”) to reinsure policies from the U.S. LTC and U.S. structured settlement legacy blocks. Under the terms of the transaction, the Company retained responsibility for the administration of the policies, with no intended impact to policyholders.
The transaction was structured as a 75% quota share for both the LTC and structured settlements blocks.
The transaction closed on January 2, 2025, with an effective date of January 1, 2025, with the Company transferring invested assets of $5.4 billion and reinsuring insurance contract liabilities of $5.2 billion. The Company recognized a reinsurance contractual service margin of $201.
Agreement with RGA Life Reinsurance Company of Canada
On March 25, 2024, the Company announced it entered into an agreement with RGA Life Reinsurance Company of Canada
(“RGA Canada”) to reinsure policies from its Canadian universal life block. Under the terms of the transaction, the Company retained responsibility for the administration of the policies, with no intended impact to policyholders. The transaction was structured as coinsurance with a 100% quota share.

83	2025 Annual Report	Consolidated Financial Statements
The transaction closed on April 2, 2024, with the Company transferring invested assets measured at FVOCI of $5.5 billion and reinsuring insurance contract liabilities of $5.4 billion. The Company recognized a reinsurance contractual service margin of
$213.
Agreement with Global Atlantic Financial Group
On December 11, 2023, the Company announced it entered into agreements with Global Atlantic Financial Group Ltd. (“GA”) to reinsure policies from the U.S. long-term care (“LTC”), U.S. structured settlements, and Japan whole life legacy blocks. Under the terms of the transaction, the Company retained responsibility for the administration of the policies, with no intended impact to policyholders. The transaction was structured as coinsurance of an 80% quota share for the LTC block and 100% quota shares for the other blocks.
The transaction closed on February 22, 2024, with the Company transferring invested assets measured at FVOCI of $13.4 billion and reinsuring insurance and investment contract net liabilities of $13.2 billion. The Company recognized a reinsurance contractual service margin of $308 and financial assets of $134.
Note 7    Investment Contract Liabilities
Investment contract liabilities are contractual financial obligations of the Company that do not contain significant insurance risk.
Those contracts are subsequently measured either at fair value or at amortized cost.
(a)Investment Contract Liabilities Measured at Fair Value
Investment contract liabilities measured at fair value include certain investment savings and pension products which are designated as FVTPL on initial recognition. The Company has no investment contract liabilities that are mandatorily designated as FVTPL.
The following table presents the movement in investment contract liabilities measured at fair value.

For the years ended December 31,	2025	2024
Balance, excluding those for account of segregated fund holders, January 1	$808	$749
New contracts	125	70
Changes in market conditions	177	67
Redemptions, surrenders and maturities	(159)	(154)
Impact of changes in foreign exchange rates	(43)	76
Balance, excluding those for account of segregated fund holders, December 31	908	808
Investment contract liabilities for account of segregated fund holders	332,248	309,443
Balance, December 31	$333,156	$310,251
The amount due to contract holders is contractually determined based on specified assets and therefore, the fair value of the liabilities is subject to asset specific performance risk but not to the Company’s own credit risk, being fully collateralized by the specified assets. The Company has determined that any residual credit risk is insignificant and has no significant impact on the fair value of the liabilities.
(b)Investment Contract Liabilities Measured at Amortized Cost
Investment contract liabilities measured at amortized cost include fixed annuity products that provide guaranteed income payments for contractually determined periods and are not contingent on survivorship.
The following table presents carrying and fair values of investment contract liabilities measured at amortized cost, by reporting segment.

	2025		2024
As at December 31,	Amortized cost	Fair value	Amortized cost	Fair value
Asia	$229	$222	$325	$315
Canada	7,320	7,287	7,571	7,548
U.S.	1,240	1,235	1,406	1,375
GWAM	4,440	4,807	3,388	3,557
Investment contract liabilities	$13,229	$13,551	$12,690	$12,795

84
The following table presents the movement in investment contract liabilities measured at amortized cost, by business activity.

For the years ended December 31,	2025	2024
Balance, January 1	$12,690	$11,067
Policy deposits	2,887	3,218
Interest	337	316
Withdrawals	(2,443)	(2,240)
Fees	(1)	-
Impact of changes in foreign exchange rates	(246)	351
Other	5	(22)
Balance, December 31	$13,229	$12,690
Carrying value reflects amortization at rates that exactly discount the projected cash flows to the net carrying amount of the liabilities at the dates of issue.
Fair value is determined by projecting cash flows according to the contract terms and discounting the cash flows at current market rates adjusted for the Company’s own credit standing. As at December 31, 2025 and 2024, the fair value of all investment contract liabilities was determined using Level 2 valuation techniques.
(c)Investment Contracts Contractual Obligations
The following table presents the Company’s contractual obligations and commitments relating to investment contract liabilities including those for account of segregated fund holders as at December 31, 2025 and 2024.
Investment contract liabilities(1)

As at December 31, Payments due by period	Less than 1 year(2)	1 to 3 years	3 to 5 years	Over 5 years	Total
2025	$340,567	$2,372	$1,183	$3,375	$347,497
2024	316,119	2,766	1,170	2,738	322,793
(1)Due to the nature of the products, the timing of net cash flows may be before contract maturity. Cash flows are undiscounted.
(2)Includes amounts which have no specific maturity, being payable on demand.
(d)Reinsurance Contract Assets Backing Investment Contract Liabilities
The Company holds reinsurance contracts backing investment contract liabilities described above. These reinsurance contracts do not expose the reinsurer to significant insurance risk and are measured at FVOCI or amortized cost. There are no reinsurance contract assets measured at FVTPL.
Fair value for all reinsurance contract assets backing investment contract liabilities is determined by projecting cash flows according to the contract terms and discounting these cash flows at current market rates. As at December 31, 2025 and 2024, the fair value of all reinsurance contract assets backing investment contract liabilities was determined using Level 2 valuation techniques.
As at December 31, 2025, the fair value of reinsurance contract assets measured at FVOCI was $620 (2024 – $669). The fair value and carrying value of reinsurance contract assets measured at amortized cost were $934 and $889, respectively (2024 –
$978 and $1,052, respectively).
For contracts measured at FVOCI, interest income of $28 was recorded in the Consolidated Statements of Income and changes in fair value of $12 was recorded in OCI for the year ended December 31, 2025 (2024 – $29 and $24, respectively). There were no amounts reclassified from AOCI to the Consolidated Statements of Income during the years presented.
For contracts measured at amortized cost, interest income of $40 was recorded in the Consolidated Statements of Income for the year ended December 31, 2025 (2024 – $41).
Note 8   Risk Management
Manulife offers insurance, wealth and asset management products and other financial services, which subjects the Company to a broad range of risks. Manulife manages these risks within an enterprise-wide risk management framework. Manulife’s goal in managing risk is to strategically optimize risk taking and risk management to support long-term revenue, earnings and capital growth. Manulife seeks to achieve this by capitalizing on business opportunities and strategies with appropriate risk/return profiles; ensuring sufficient management expertise is in place to effectively execute strategies, and to identify, understand and manage underlying inherent risks; ensuring strategies and activities align with its corporate and ethical standards and operational capabilities; pursuing opportunities and risks that enhance diversification; and in making all risk taking decisions with analyses of inherent risks, risk controls and mitigations, and risk/return trade-off. The following disclosures are in accordance with IFRS 7
“Financial Instruments: Disclosures”.

85	2025 Annual Report	Consolidated Financial Statements
(a)Market and Liquidity Risk
Market risk is the risk of loss resulting from market price volatility, interest rate change, credit and swap spread changes, and adverse foreign currency exchange rate movements. Market price volatility primarily relates to changes in prices of publicly traded equities and alternative long-duration assets. The profitability of the Company’s insurance and annuity products, as well as the fees the Company earns in its investment management business, are subject to market risk.
Liquidity risk is the risk of loss resulting from the inability to access sufficient funds or liquid assets to meet expected and unexpected cash and collateral demands.
Please read below for details on factors that could impact the level of market and liquidity risk and the strategies used to manage this risk:
Market and Liquidity Risk Management Strategy
Market and liquidity risk management strategy is governed by the Global Asset Liability Committee which oversees the market and liquidity risk program. The Company’s overall strategy to manage its market and liquidity risks incorporates several component strategies, each targeted to manage one or more of the market and liquidity risks arising from the Company’s businesses. At an enterprise level, these strategies are designed to manage the Company’s aggregate exposures to market &
liquidity risks against limits associated with earnings and capital volatility.
The following table outlines the Company’s key market and liquidity risks and identifies the risk management strategies which contribute to managing these risks.

Risk Management Strategy	Key Market & Liquidity Risk
	Public Equity Risk	Interest Rate and Spread Risk	ALDA Risk	Foreign Currency Exchange Risk	Liquidity Risk
Product design and pricing	✓	✓	✓	✓	✓
Dynamic hedging	✓	✓		✓	✓
Macro equity risk hedging	✓			✓	✓
Asset liability management	✓	✓	✓	✓	✓
Foreign currency exchange management				✓	✓
Liquidity risk management					✓
Product Design and Pricing Strategy
The Company’s policies, standards, and guidelines, with respect to product design and pricing, are designed with the objective of aligning its product offerings with its risk taking philosophy and risk appetite, and in particular, ensuring that incremental risk generated from new sales aligns with its strategic risk objectives and risk limits. The specific design features of Manulife’s product offerings, including level of benefit guarantees, policyholder options, fund offerings and availability restrictions as well as its associated investment strategies, help to mitigate the level of underlying risk. Manulife regularly reviews and modifies key features within its product offerings, including premiums and fee charges with a goal of meeting profit targets and staying within risk limits. Certain of the Company’s general fund adjustable benefit products have minimum rate guarantees. The rate guarantees for any particular policy are set at the time the policy is issued and governed by insurance regulation in each jurisdiction where the products are sold. The contractual provisions allow crediting rates to be reset at pre-established intervals subject to the established minimum crediting rate guarantees. The Company may partially mitigate the interest rate exposure by setting new rates on new business and by adjusting rates on in-force business where permitted. In addition, the Company partially mitigates this interest rate risk through its asset liability management process, product design elements, and crediting rate strategies.
Hedging Strategies for Public Equity Risks
The Company’s exposure to movement in public equity market values primarily arises from insurance contract liabilities related to variable annuity guarantees and general fund public equity investments.
Manulife seeks to manage public equity risk arising from exposures in its insurance contract liabilities through the dynamic and macro equity risk hedging strategy.
Variable Annuity Dynamic Hedging Strategy
The variable annuity dynamic hedging strategy is designed to hedge the sensitivity of variable annuity guarantee insurance contract liabilities to fund performance (both public equity and bond funds) and interest rate movements. The objective of the variable annuity dynamic hedging strategy is to offset, as closely as possible, the change in the economic value of guarantees with the profit and loss from the hedge asset portfolio.
The Company’s variable annuity dynamic hedging program uses a variety of exchange-traded and over-the-counter (“OTC”)
derivative contracts to offset the change in value of variable annuity guarantees. The main derivative instruments used are equity index futures, government bond futures, currency futures, interest rate swaps, total return swaps, equity options, and interest rate swaptions. The hedge instruments’ positions against insurance contract liabilities are continuously monitored as market conditions change. As necessary, the hedge asset positions will be dynamically rebalanced to stay within established limits. The
Company may also utilize other derivatives with the objective to improve hedge effectiveness opportunistically.

86
The Company’s variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of insurance contract liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying losses (gains) related to the guarantee liabilities hedged because:
•Policyholder behaviour and mortality experience are not hedged;
•Risk adjustment related to cost of guarantees in the insurance contract liabilities is largely hedged;
•A portion of interest rate risk is not hedged;
•Credit spreads may widen and actions might not be taken to adjust accordingly;
•Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange-
traded hedge instruments;
•Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;
•Correlations between interest rates and equity markets could lead to unfavourable material impacts;
•Unfavourable hedge rebalancing costs can be incurred during periods of high volatility from equity markets, bond markets, and / or interest rates, which is magnified when these impacts occur concurrently; and
•Not all other risks are hedged.
Differences in the profit (loss) on the hedge instruments versus the underlying losses (gains) related to the guarantee liabilities hedged are reported in CSM.
Manulife seeks to manage interest rate risk arising from the Company’s variable annuity business that is not dynamically hedged through the Company's asset liability management strategy.
Macro Equity Risk Hedging Strategy
The objective of the macro equity risk hedging program is to maintain the Company’s overall earnings sensitivity to public equity market movements within the Board approved risk appetite limits. The macro equity risk hedging program is designed to hedge earnings sensitivity due to movements in public equity markets arising from all sources (outside of dynamically hedged exposures). Sources of equity market sensitivity addressed by the macro equity risk hedging program include general fund equity holdings backing guaranteed, and adjustable liabilities.
Asset Liability Management Strategy
Manulife’s asset liability management strategy is designed to help ensure that the market risks embedded in its assets and liabilities held in the Company’s general fund are effectively managed and that risk exposures arising from these assets and liabilities are maintained within risk limits. The embedded market risks include risks related to the level and movement of interest rates and credit and swap spreads, public equity market performance, ALDA performance, and foreign currency exchange rate movements.
General fund product liabilities are categorized into groups with similar characteristics in order to support them with a specific asset strategy. The Company seeks to align the asset strategy for each group to the premium and benefit patterns, policyholder options and guarantees, and crediting rate strategies of the products they support. The strategies are set using portfolio analysis techniques intended to optimize returns, subject to considerations related to regulatory and economic capital requirements, and risk tolerances. They are designed to achieve broad diversification across asset classes and individual investment risks while being suitably aligned with the liabilities they support. The strategies encompass asset mix, quality rating, term profile, liquidity, currency, and industry concentration targets.
Foreign Currency Exchange Risk Management Strategy
Manulife’s policy is to generally match the currency of its assets with the currency of the liabilities they support. Where assets and liabilities are not currency matched, the Company seeks to hedge this exposure where appropriate to stabilize its earnings and consolidated capital positions and remain within its enterprise foreign exchange risk limits.
Liquidity Risk Management Strategy
Global liquidity management policies and procedures are designed to provide adequate liquidity to cover cash and collateral obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. They consider legal, regulatory, tax, operational or economic impediments to inter-entity funding. The asset mix of the Company’s balance sheet takes into account the need to hold adequate unencumbered and appropriate liquid assets to satisfy the requirements arising under stressed scenarios and to allow Manulife’s liquidity ratios to remain strong. Manulife manages liquidity centrally and closely monitors the liquidity positions of its principal subsidiaries.
Manulife seeks to mitigate liquidity risk by diversifying its business across different products, markets, geographical regions, and policyholders. The Company designs insurance products to encourage policyholders to maintain their policies in-force, to help generate a diversified and stable flow of recurring premiums. The Company designs the policyholder termination features with the goal of mitigating the financial exposure and liquidity risk related to unexpected policyholder terminations. The Company establishes and implements investment strategies intended to match the term profile of the assets to the liabilities they support, taking into account the potential for unexpected policyholder terminations and resulting liquidity needs. Liquid assets represent a large portion of the Company’s total assets. Manulife aims to reduce liquidity risk in the Company’s businesses by diversifying its funding sources and appropriately managing the term structure of its funding. The Company forecasts and monitors daily

87	2025 Annual Report	Consolidated Financial Statements
operating liquidity and cash movements in various individual entities and operations as well as centrally, aiming to ensure liquidity is available and cash is employed optimally.
The Company also maintains centralized cash pools and access to other sources of liquidity and contingent liquidity such as repurchase funding agreements. Manulife’s centralized cash pools consist of cash or near-cash, high quality short-term investments that are continually monitored for their credit quality and market liquidity.
Manulife has established a variety of contingent liquidity sources. These include, among others, a $500 committed unsecured revolving credit facility with certain Canadian chartered banks available for the Company, and a US$500 committed unsecured revolving credit facility with certain U.S. banks available to the Company and certain of its U.S. subsidiaries. There were no outstanding borrowings under these facilities as at December 31, 2025 (2024 – $nil). In addition, John Hancock Life Insurance
Company (U.S.A.) (“JHUSA”) is a member of the Federal Home Loan Bank of Indianapolis (“FHLBI”), which enables the
Company to obtain loans from FHLBI as an alternative source of liquidity that is collateralizable by qualifying mortgage loans, mortgage-backed securities, municipal bonds, and U.S. Treasury and Agency securities. As at December 31, 2025, JHUSA had an estimated maximum borrowing capacity of US$3.8 billion (2024 – US$3.8 billion) based on regulatory limitations with an outstanding balance of US$500 (2024 – US$500) under the FHLBI facility.
The following table outlines the maturity of the Company’s significant financial liabilities.
Maturity of financial liabilities

As at December 31, 2025	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Long-term debt(1)	$1,741	$958	$-	$4,986	$7,685
Capital instruments(1)	-	-	-	6,990	6,990
Derivatives	2,270	1,746	875	9,456	14,347
Deposits from Bank clients(2)	17,462	4,441	2,804	-	24,707
Lease liabilities	101	138	49	46	334
(1)The amounts shown above are net of the related unamortized deferred issue costs.
(2)Carrying value and fair value of deposits from Bank clients as at December 31, 2025 were $24,707 and $24,945, respectively (2024 – $22,063 and $22,270, respectively). Fair value is determined by discounting contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions. All deposits from Bank clients were categorized in Level 2 of the fair value hierarchy (2024 – Level 2).
Through the normal course of business, pledging of assets is required to comply with jurisdictional regulatory and other requirements including collateral pledged to partially mitigate derivative counterparty credit risk, assets pledged to exchanges as initial margin, and assets held as collateral for repurchase funding agreements. Total unencumbered assets were $537.4 billion as at December 31, 2025 (2024 – $516.6 billion).
(b)Market Risk Sensitivities and Market Risk Exposure Measures
Variable Annuity and Segregated Fund Guarantees Sensitivities and Risk Exposure Measures
Guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guarantee values. Depending on future equity market levels, liabilities on current in-force business are to expected to be recognized primarily within the next 20 years.
Manulife seeks to mitigate a portion of the risks embedded in the Company’s retained (i.e., net of reinsurance) variable annuity and segregated fund guarantee business through the combination of dynamic and macro hedging strategies (see “Publicly traded equity performance risk sensitivities and exposure measures” below).

88
The table below shows selected information regarding the Company’s variable annuity and segregated fund investment-related guarantees, gross and net of reinsurance.
Variable annuity and segregated fund guarantees, net of reinsurance

	2025			2024
As at December 31,	Guarantee value(1)	Fund value	Net amount at risk(1),(2),(3)	Guarantee value(1)	Fund value	Net amount at risk(1),(2),(3)
Guaranteed minimum income benefit	$3,142	$2,534	$708	$3,628	$2,780	$918
Guaranteed minimum withdrawal benefit	29,664	31,071	2,643	33,473	33,539	3,339
Guaranteed minimum accumulation benefit	18,908	19,208	55	18,987	19,097	70
Gross living benefits(4)	51,714	52,813	3,406	56,088	55,416	4,327
Gross death benefits(5)	7,892	19,924	486	8,612	19,851	644
Total gross of reinsurance	59,606	72,737	3,892	64,700	75,267	4,971
Living benefits reinsured	20,518	21,932	2,351	23,768	23,965	3,016
Death benefits reinsured	3,058	2,620	195	3,430	2,776	289
Total reinsured	23,576	24,552	2,546	27,198	26,741	3,305
Total, net of reinsurance	$36,030	$48,185	$1,346	$37,502	$48,526	$1,666
(1)Guarantee Value and Net Amount at Risk in respect of guaranteed minimum withdrawal business in Canada and the U.S. reflect the time value of money of these claims.
(2)Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance and assumes that all claims are immediately payable. In practice, guaranteed death benefits are contingent and only payable upon the eventual death of policyholders if fund values remain below guarantee values. For guaranteed minimum withdrawal benefit, the amount at risk assumes that the benefit is paid as a lifetime annuity commencing at the earliest contractual income start age. These benefits are also contingent and only payable at scheduled maturity/income start dates in the future, if the policyholders are still living and have not terminated their policies and fund values remain below guarantee values. For all guarantees, the amount at risk is floored at zero at the single contract level.
(3)The amount at risk net of reinsurance at December 31, 2025 was $1,346 (December 31, 2024 – $1,666) of which: US$244 (December 31, 2024 – US$293) was on the Company’s U.S. business, $835 (December 31, 2024 – $1,021) was on the Company’s Canadian business, US$80 (December 31, 2024 – US$100) was on the Company’s Japan business, and US$49 (December 31, 2024 – US$56) was related to Asia (other than Japan) and the Company’s run-off reinsurance business.
(4)Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote
5.
(5)Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
Investment categories for variable contracts with guarantees
Variable contracts with guarantees, including variable annuities and variable life, are invested at the policyholder’s discretion subject to contract limitations, in various fund types within the segregated fund accounts and other investments. The account balances by investment category are set out below.

As at December 31,	2025	2024
Investment category
Equity funds	$51,919	$51,457
Balanced funds	36,889	37,381
Bond funds	8,528	9,017
Money market funds	1,794	1,712
Other debt investments	2,074	2,082
Total	$101,204	$101,649
Caution Related to Sensitivities
In the sections that follow, the Company provides sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in liabilities from updates to non-economic assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of the Company’s internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, the Company cannot provide assurance that the actual impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders will be as indicated.

89	2025 Annual Report	Consolidated Financial Statements
Publicly Traded Equity Performance Risk Sensitivities and Exposure Measures
The tables below include the potential impacts from an immediate 10%, 20% and 30% change in market values of publicly traded equities on net income attributed to shareholders, CSM, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While the Company cannot reliably estimate the amount of the change in dynamically hedged guarantee liabilities that will not be offset by the change in the dynamic hedge assets, the Company makes certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.
This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occurs as a result of market changes.
It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.
Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1)

	Net income attributed to shareholders
As at December 31, 2025	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity and segregated fund guarantees(2)	$(1,790)	$(1,070)	$(490)	$400	$750	$1,050
General fund equity investments(3)	(1,320)	(880)	(440)	440	870	1,310
Total underlying sensitivity before hedging	(3,110)	(1,950)	(930)	840	1,620	2,360
Impact of macro and dynamic hedge assets(4)	650	390	170	(130)	(240)	(330)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,460)	(1,560)	(760)	710	1,380	2,030
Impact of reinsurance	1,110	670	310	(270)	(490)	(700)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,350)	$(890)	$(450)	$440	$890	$1,330
	Net income attributed to shareholders
As at December 31, 2024	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity and segregated fund guarantees(2)	$(2,050)	$(1,240)	$(560)	$470	$860	$1,190
General fund equity investments(3)	(1,240)	(820)	(400)	390	780	1,180
Total underlying sensitivity before hedging	(3,290)	(2,060)	(960)	860	1,640	2,370
Impact of macro and dynamic hedge assets(4)	720	430	190	(150)	(260)	(360)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,570)	(1,630)	(770)	710	1,380	2,010
Impact of reinsurance	1,320	810	370	(320)	(590)	(830)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,250)	$(820)	$(400)	$390	$790	$1,180
(1)See “Caution related to sensitivities” above.
(2)For variable annuity contracts measured under the VFA approach, the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore, a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted, the full impact is reported in net income attributed to shareholders.
(3)This impact for general fund equity investments includes general fund investments supporting the Company’s insurance contract liabilities, investment in seed money investments (in segregated and mutual funds made by Global WAM segment), and the impact on insurance contract liabilities related to the projected future fee income on variable universal life and other unit-linked products. The impact does not include any potential impact on public equity weightings. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.
(4)Includes the impact of assumed rebalancing of equity hedges in the macro and dynamic hedging program. The impact of dynamic hedging represents the impact of equity hedges offsetting 95% of the dynamically hedged variable annuity liability movement that occurs as a result of market changes, but does not include any impact in respect of other sources of hedge accounting ineffectiveness (e.g., fund tracking, realized volatility and equity, and interest rate correlations different from expected among other factors).

90
Potential immediate impact on contractual service margin, other comprehensive income to shareholders and total comprehensive income to shareholders from changes to public equity market values(1),(2)

As at December 31, 2025	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM	$(2,970)	$(1,820)	$(840)	$730	$1,390	$1,980
Impact of risk mitigation - hedging(3)	870	510	220	(180)	(320)	(430)
Impact of risk mitigation - reinsurance(3)	1,400	850	390	(330)	(630)	(890)
VA net of risk mitigation	(700)	(460)	(230)	220	440	660
General fund equity	(1,410)	(910)	(440)	440	880	1,300
Contractual service margin (pre-tax)	$(2,110)	$(1,370)	$(670)	$660	$1,320	$1,960
Other comprehensive income attributed to shareholders (post-tax)(4)	$(920)	$(620)	$(300)	$300	$580	$860
Total comprehensive income attributed to shareholders (post-tax)	$(2,270)	$(1,510)	$(750)	$740	$1,470	$2,190
As at December 31, 2024	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM	$(3,420)	$(2,110)	$(970)	$840	$1,580	$2,250
Impact of risk mitigation - hedging(3)	940	560	250	(190)	(350)	(470)
Impact of risk mitigation - reinsurance(3)	1,670	1,020	470	(400)	(740)	(1,050)
VA net of risk mitigation	(810)	(530)	(250)	250	490	730
General fund equity	(1,140)	(740)	(370)	370	750	1,110
Contractual service margin (pre-tax)	$(1,950)	$(1,270)	$(620)	$620	$1,240	$1,840
Other comprehensive income attributed to shareholders (post-tax)(4)	$(840)	$(560)	$(280)	$270	$530	$790
Total comprehensive income attributed to shareholders (post-tax)	$(2,090)	$(1,380)	$(680)	$660	$1,320	$1,970
(1)See “Caution related to sensitivities” above.
(2)This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occurs as a result of market changes.
(3)For variable annuity contracts measured under VFA, the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted, the full impact is reported in net income attributed to shareholders.
(4)The impact of financial risk and changes to interest rates for variable annuity contracts is not expected to generate sensitivity in Other Comprehensive Income.
Interest Rate and Spread Risk Sensitivities and Exposure Measures
As at December 31, 2025, the Company estimated the sensitivity of net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a benefit of $100, and to a 50 basis point parallel increase in interest rates to be a charge of $100.
The table below shows the potential impacts from a 50 basis point parallel move in interest rates on CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. This includes a change in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates. Also shown separately are the potential impacts from a 50 basis point parallel move in corporate spreads and a 20 basis point parallel move in swap spreads. The impacts reflect the net impact of movements in asset values in liability and surplus segments and movements in the present value of cash flows for insurance contracts including those with cash flows that vary with the returns of underlying items where the present value is measured by stochastic modelling. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.
The disclosed interest rate sensitivities reflect the accounting designations of the Company’s financial assets and corresponding insurance contract liabilities. In most cases these assets and liabilities are designated as FVOCI and as a result, impacts from changes to interest rates are largely in other comprehensive income. There are also changes in interest rates that impact the
CSM for VFA contracts that relate to amounts that are not passed through to policyholders. In addition, changes in interest rates impact net income as it relates to derivatives not in hedge accounting relationships and on VFA contracts where the CSM has been exhausted.
The disclosed interest rate sensitivities assume no hedge accounting ineffectiveness, as the Company’s hedge accounting programs are optimized for parallel movements in interest rates, leading to immaterial net income impacts under these shocks.
However, the actual hedge accounting ineffectiveness is sensitive to non-parallel interest rate movements and will depend on the shape and magnitude of the interest rate movements which could materially impact net income attributed to shareholders.
The Company’s sensitivities vary across all regions in which the Company operates, and the impacts of yield curve changes will vary depending upon the geography where the change occurs. Furthermore, the impacts from non-parallel movements may be materially different from the estimated impacts of parallel movements.
1  Energy includes legacy oil and gas equity interests related to upstream and midstream assets that are in runoff, and energy transition private equity interests in areas supportive of the transition to lower carbon forms of energy, such as wind, solar, and carbon sequestration.

91	2025 Annual Report	Consolidated Financial Statements
The interest rate and spread risk sensitivities are determined in isolation of each other and therefore do not reflect the combined impact of changes in government rates and credit spreads between government, swap and corporate rates occurring simultaneously. As a result, the impact of the summation of each individual sensitivity may be materially different from the impact of sensitivities to simultaneous changes in interest rate and spread risk.
The potential impacts also do not take into account other potential effects of changes in interest rate levels, for example, CSM at recognition on the sale of new business or lower interest earned on future fixed income asset purchases.
The impacts do not reflect any potential effect of changing interest rates on the value of the Company’s ALDA. Rising interest rates could negatively impact the value of the Company’s ALDA. More information on ALDA can be found below in the
“Alternative long-duration asset performance risk sensitivities and exposure measures” section.
Potential impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3)

As at December 31, 2025	Interest rates		Corporate spreads		Swap spreads
(post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$200	$(300)	$(200)	$100	$-	$-
Net income attributed to shareholders	100	(100)	-	-	100	(100)
Other comprehensive income attributed to shareholders	(100)	100	100	-	(300)	300
Total comprehensive income attributed to shareholders	-	-	100	-	(200)	200
As at December 31, 2024	Interest rates		Corporate spreads		Swap spreads
(post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$100	$(200)	$-	$(100)	$-	$-
Net income attributed to shareholders	100	(100)	100	(100)	100	(100)
Other comprehensive income attributed to shareholders	(100)	200	(200)	300	(100)	100
Total comprehensive income attributed to shareholders	-	100	(100)	200	-	-
(1)See “Caution related to sensitivities” above.
(2)Estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
Alternative Long-Duration Asset Performance Risk Sensitivities and Exposure Measures
The following table shows the potential impact on CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders resulting from an immediate 10% change in market values of ALDA. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.
ALDA used in this sensitivity analysis includes commercial real estate, private equity, infrastructure, timber and agriculture, energy1 and other investments.
The impacts do not reflect any future potential changes to non-fixed income return volatility. Refer to “Publicly traded equity performance risk sensitivities and exposure measures” above for more details.
Potential immediate impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders from changes in ALDA market values(1)

As at	December 31, 2025		December 31, 2024
(post-tax except CSM)	-10%	+10%	-10%	+10%
CSM excluding NCI	$(200)	$200	$(200)	$200
Net income attributed to shareholders(2)	(2,200)	2,200	(2,500)	2,500
Other comprehensive income attributed to shareholders	(200)	200	(200)	200
Total comprehensive income attributed to shareholders	(2,400)	2,400	(2,700)	2,700
(1)See “Caution related to sensitivities” above.
(2)Net income attributed to shareholders includes core earnings and the items excluded from core earnings.

92
Foreign Exchange Risk Sensitivities and Exposure Measures
The Company generally matches the currency of its assets with the currency of the insurance and investment contract liabilities they support. As at December 31, 2025, the Company did not have a material currency mismatch between assets and liabilities.
Liquidity Risk Exposure Strategy
Manulife manages liquidity levels of the consolidated group and key subsidiaries against established thresholds, which are based on extreme but plausible liquidity stress scenarios over varying time horizons.
The Company’s use of derivatives for hedging purposes is a significant source of liquidity risk through collateral and cash settlement requirements for OTC bilateral and centrally cleared derivatives under adverse market conditions. To assess these potential liquidity needs, the Company regularly stress tests the market value of its derivative portfolio under various stress scenarios and measures and monitors the contingent requirements against its liquid asset holdings. Additionally, the Company maintains a liquidity contingency plan with diverse sources of contingent liquidity that can be utilized under severe stress conditions.
(c)Credit Risk
Credit risk is the risk of loss due to inability or unwillingness of a borrower, or counterparty, to fulfill its payment obligations.
Worsening regional and global economic conditions, segment or industry sector challenges, or company specific factors could result in defaults or downgrades and could lead to increased provisions or impairments related to the Company’s general fund invested assets.
The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, credit rating, industry and geographic region. The Company measures derivative counterparty exposure as net potential credit exposure, which takes into consideration fair values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities. The Company also ensures where warranted, that mortgages, private placements and loans to Bank clients are secured by collateral, the nature of which depends on the credit risk of the counterparty.
Credit risk associated with derivative counterparties is discussed in note 8 (f) and credit risk associated with reinsurance counterparties is discussed in note 8 (k).
(I)Credit Quality
The following tables present financial instruments subject to credit exposure, without considering any collateral held or other credit enhancements, and other significant credit risk exposures from loan commitments, with allowances, presenting separately
Stage 1, Stage 2, and Stage 3 credit risk profiles. For each asset type presented in the table, amortized cost and FVOCI financial instruments are presented together. Amortized cost financial instruments are shown gross of the allowance for credit losses, which is shown separately. FVOCI financial instruments are shown at fair value with the allowance for credit losses shown separately.

93	2025 Annual Report	Consolidated Financial Statements

As at December 31, 2025	Stage 1	Stage 2	Stage 3	Total
Debt securities, measured at FVOCI
Investment grade	$203,241	$1,187	$-	$204,428
Non-investment grade	3,993	477	-	4,470
Total carrying value	207,234	1,664	-	208,898
Allowance for credit losses	221	43	-	264
Debt securities, measured at amortized cost
Investment grade	1,137	-	-	1,137
Non-investment grade	-	-	-	-
Total	1,137	-	-	1,137
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	1,136	-	-	1,136
Private placements, measured at FVOCI
Investment grade	43,803	309	-	44,112
Non-investment grade	5,527	979	211	6,717
Total carrying value	49,330	1,288	211	50,829
Allowance for credit losses	108	82	194	384
Commercial mortgages, measured at FVOCI
AAA	244	-	-	244
AA	7,961	-	-	7,961
A	13,720	-	-	13,720
BBB	5,106	645	-	5,751
BB	63	730	-	793
B and lower	-	20	100	120
Total carrying value	27,094	1,395	100	28,589
Allowance for credit losses	42	38	34	114
Commercial mortgages, measured at amortized cost
AAA	-	-	-	-
AA	-	-	-	-
A	223	-	-	223
BBB	-	-	-	-
BB	-	-	-	-
B and lower	166	8	1	175
Total	389	8	1	398
Allowance for credit losses	1	-	1	2
Total carrying value, net of allowance	388	8	-	396
Residential mortgages, measured at amortized cost
Performing	25,361	1,379	-	26,740
Non-performing	-	-	50	50
Total	25,361	1,379	50	26,790
Allowance for credit losses	4	2	1	7
Total carrying value, net of allowance	25,357	1,377	49	26,783
Loans to Bank clients, measured at amortized cost
Performing	2,629	105	-	2,734
Non-performing	-	-	4	4
Total	2,629	105	4	2,738
Allowance for credit losses	1	1	1	3
Total carrying value, net of allowance	2,628	104	3	2,735
Other invested assets, measured at FVOCI
Investment grade	-	-	-	-
Non-investment grade	383	-	-	383
Total carrying value	383	-	-	383
Allowance for credit losses	21	-	-	21
Other invested assets, measured at amortized cost
Investment grade	4,266	-	-	4,266
Non-investment grade	-	-	-	-
Total	4,266	-	-	4,266
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	4,265	-	-	4,265
Loan commitments
Allowance for credit losses	10	1	1	12
Total carrying value, net of allowance	$317,815	$5,836	$363	$324,014

94

As at December 31, 2024	Stage 1	Stage 2	Stage 3	Total
Debt securities, measured at FVOCI
Investment grade	$197,840	$1,338	$-	$199,178
Non-investment grade	5,625	363	-	5,988
Total carrying value	203,465	1,701	-	205,166
Allowance for credit losses	228	42	-	270
Debt securities, measured at amortized cost
Investment grade	1,496	-	-	1,496
Non-investment grade	-	-	-	-
Total	1,496	-	-	1,496
Allowance for credit losses	1	-	-	1
Total carrying value, net of allowance	1,495	-	-	1,495
Private placements, measured at FVOCI
Investment grade	41,796	721	-	42,517
Non-investment grade	5,004	1,133	148	6,285
Total carrying value	46,800	1,854	148	48,802
Allowance for credit losses	126	127	123	376
Commercial mortgages, measured at FVOCI
AAA	205	-	-	205
AA	7,234	-	-	7,234
A	14,035	-	-	14,035
BBB	5,679	873	-	6,552
BB	11	663	-	674
B and lower	-	21	71	92
Total carrying value	27,164	1,557	71	28,792
Allowance for credit losses	41	39	55	135
Commercial mortgages, measured at amortized cost
AAA	-	-	-	-
AA	-	-	-	-
A	225	15	-	240
BBB	-	-	-	-
BB	-	-	-	-
B and lower	112	5	5	122
Total	337	20	5	362
Allowance for credit losses	1	1	-	2
Total carrying value, net of allowance	336	19	5	360
Residential mortgages, measured at amortized cost
Performing	22,870	1,151	-	24,021
Non-performing	-	-	41	41
Total	22,870	1,151	41	24,062
Allowance for credit losses	3	2	1	6
Total carrying value, net of allowance	22,867	1,149	40	24,056
Loans to Bank clients, measured at amortized cost
Performing	2,265	38	-	2,303
Non-performing	-	-	10	10
Total	2,265	38	10	2,313
Allowance for credit losses	1	1	1	3
Total carrying value, net of allowance	2,264	37	9	2,310
Other invested assets, measured at FVOCI
Investment grade	-	-	-	-
Non-investment grade	389	-	-	389
Total carrying value	389	-	-	389
Allowance for credit losses	22	-	-	22
Other invested assets, measured at amortized cost
Investment grade	4,302	-	-	4,302
Non-investment grade	-	-	-	-
Total	4,302	-	-	4,302
Allowance for credit losses	2	-	-	2
Total carrying value, net of allowance	4,300	-	-	4,300
Loan commitments
Allowance for credit losses	9	1	1	11
Total carrying value, net of allowance	$309,080	$6,317	$273	$315,670

95	2025 Annual Report	Consolidated Financial Statements
(II)Allowance for Credit Losses
The following tables provide details on the allowance for credit losses by stage as at and for the years ended December 31, 2025 and 2024.

As at December 31, 2025	Stage 1	Stage 2	Stage 3	Total
Balance, beginning of year	$434	$213	$181	$828
Net re-measurement due to transfers	4	(31)	27	-
Transfer to stage 1	11	(11)	-	-
Transfer to stage 2	(7)	7	-	-
Transfer to stage 3	-	(27)	27	-
Net originations, purchases, disposals and repayments	59	(11)	(97)	(49)
Changes to risk, parameters, and models	(72)	(1)	117	44
Foreign exchange and other adjustments	(15)	(3)	4	(14)
Balance, end of year	$410	$167	$232	$809

As at December 31, 2024	Stage 1	Stage 2	Stage 3	Total
Balance, beginning of year	$483	$209	$237	$929
Net re-measurement due to transfers	4	(22)	18	-
Transfer to stage 1	12	(12)	-	-
Transfer to stage 2	(7)	7	-	-
Transfer to stage 3	(1)	(17)	18	-
Net originations, purchases, disposals and repayments	36	(8)	(159)	(131)
Changes to risk, parameters, and models	(107)	21	81	(5)
Foreign exchange and other adjustments	18	13	4	35
Balance, end of year	$434	$213	$181	$828
(III)Significant Judgements and Estimates
The following tables show certain key macroeconomic variables used to estimate the ECL allowances by market. For the base case, upside and downside scenarios, the projections are provided for the next 12 months and then for the remaining forecast period, which represents a medium-term view.

		Base case scenario		Upside scenario		Downside scenario 1		Downside scenario 2
As at December 31, 2025	Current quarter	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years
Canada
Gross Domestic Product (GDP), in U.S. $ billions	$2,020	0.6%	1.9%	2.6%	1.9%	(4.1)%	2.2%	(7.2)%	2.2%
Unemployment rate	7.2%	7.1%	6.3%	6.5%	5.6%	8.5%	8.0%	9.5%	9.7%
NYMEX Light Sweet Crude Oil, in U.S. dollars, per barrel	$61	$62	$66	$67	$67	$47	$60	$39	$54
U.S.
Gross Domestic Product (GDP), in U.S. $ billions	$23,998	2.1%	2.4%	3.8%	2.4%	(2.2)%	2.7%	(4.1)%	2.6%
Unemployment rate	4.4%	4.6%	4.3%	3.9%	3.6%	7.2%	6.1%	7.7%	8.2%
7-10 Year BBB U.S. Corporate Index	5.3%	5.9%	6.1%	5.7%	6.0%	6.4%	5.8%	7.0%	5.7%
Japan
Gross Domestic Product (GDP), in JPY billions	¥564,072	0.2%	0.8%	2.2%	1.0%	(4.1)%	1.1%	(7.4)%	1.7%
Unemployment rate	2.5%	2.5%	2.2%	2.4%	2.1%	3.0%	2.9%	3.2%	3.5%
Hong Kong
Unemployment rate	4.1%	4.0%	3.2%	3.6%	2.9%	5.1%	4.1%	5.5%	4.8%
Hang Seng Index	26,454	(1.3)%	1.0%	8.9%	0.7%	(26.0)%	6.7%	(41.9)%	10.2%
China
Gross Domestic Product (GDP), in CNY billions	¥119,732	4.7%	4.1%	7.2%	4.3%	(2.3)%	4.6%	(5.1)%	3.9%
FTSE Xinhua A200 Index	11,186	3.7%	3.6%	18.6%	1.6%	(28.0)%	10.3%	(37.8)%	12.1%

96

		Base case scenario		Upside scenario		Downside scenario 1		Downside scenario 2
As at December 31, 2024	Current quarter	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years
Canada
Gross Domestic Product (GDP), in U.S. $ billions	$1,983	1.8%	2.0%	3.3%	2.3%	(2.0)%	2.3%	(3.9)%	2.2%
Unemployment rate	6.7%	6.8%	6.3%	6.5%	5.8%	8.1%	8.2%	8.5%	10.0%
NYMEX Light Sweet Crude Oil, in U.S. dollars, per barrel	$76	$75	$72	$79	$74	$59	$66	$50	$61
U.S.
Gross Domestic Product (GDP), in U.S. $ billions	$23,534	2.1%	2.2%	3.6%	2.3%	(2.0)%	2.7%	(4.2)%	2.5%
Unemployment rate	4.2%	4.1%	4.0%	3.3%	3.3%	7.3%	6.1%	7.8%	8.1%
7-10 Year BBB U.S. Corporate Index	5.5%	6.1%	6.1%	5.9%	6.2%	5.4%	5.6%	6.0%	5.4%
Japan
Gross Domestic Product (GDP), in JPY billions	¥563,281	0.9%	0.7%	2.8%	0.8%	(3.6)%	1.0%	(7.1)%	1.6%
Unemployment rate	2.5%	2.5%	2.2%	2.4%	2.1%	3.1%	2.9%	3.2%	3.5%
Hong Kong
Unemployment rate	3.0%	2.9%	3.0%	2.5%	2.7%	4.1%	3.8%	4.6%	4.6%
Hang Seng Index	19,448	7.0%	4.1%	18.1%	3.7%	(19.7)%	9.9%	(37.0)%	13.5%
China
Gross Domestic Product (GDP), in CNY billions	¥114,931	4.0%	4.1%	6.5%	4.3%	(3.0)%	4.6%	(5.7)%	3.9%
FTSE Xinhua A200 Index	10,938	(0.6)%	4.8%	13.8%	2.8%	(31.1)%	11.7%	(40.5)%	13.5%
(IV)Sensitivity to Changes in Economic Assumptions
The following table shows the ECL allowance balance which resulted from all four macroeconomic scenarios (including the more heavily-weighted best estimate base case scenario, one upside and two downside scenarios) weighted by probability of occurrence and shows an ECL allowance resulting from only the base case scenario.

As at December 31,	2025	2024
Probability-weighted ECL	$809	$828
Baseline ECL	$611	$629
Difference – in amount	$198	$199
Difference – in percentage	24.47%	24.03%
The Company’s probability-weighted ECL allowance balance which resulted from all four macroeconomic scenarios as at
December 31, 2025 was $809 (2024 – $828). ECL allowance balances indicated by the base case scenario, the upside scenario, the downside scenario 1 and the downside scenario 2, as at December 31, 2025 were $611, $522, $1,434 and $1,798 respectively (2024 – $629, $536, $1,590 and $2,104, respectively).
(d)Securities Lending, Repurchase and Reverse Repurchase Transactions
The Company engages in securities lending to generate fee income. Collateral exceeding the market value of the loaned securities is retained by the Company until the underlying security has been returned to the Company. The market value of the loaned securities is monitored daily and additional collateral is obtained or refunded as the market value of the underlying loaned securities fluctuates. As at December 31, 2025, the Company had loaned securities (which are included in invested assets) with a market value of $1,800 (2024 – $1,021). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.
The Company engages in reverse repurchase transactions to generate fee income to take possession of securities to cover short positions in similar instruments and to meet short-term funding requirements. As at December 31, 2025, the Company had outstanding reverse repurchase transactions of $957 (2024 – $1,594) which are recorded as short-term receivables. In addition, the Company had outstanding repurchase transactions of $193 as at December 31, 2025 (2024 – $668) which are recorded as payables.
(e)Credit Default Swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDS”) to complement its cash debt securities investing. The Company does not write CDS protection more than its government bond holdings. A CDS is a derivative instrument representing an agreement between two parties to exchange the credit risk of a single specified entity or an index based on the credit risk of a group of entities (all commonly referred to as the “reference entity” or a portfolio of
“reference entities”), in return for a periodic premium. CDS contracts typically have a five-year term.

97	2025 Annual Report	Consolidated Financial Statements
The following tables present details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at December 31, 2025	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$22	$-	2
A	65	1	2
BBB	22	-	1
Total single name CDS	$109	$1	2
Total CDS protection sold	$109	$1	2
As at December 31, 2024	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$23	$1	3
A	68	1	3
BBB	23	-	2
Total single name CDS	$114	$2	3
Total CDS protection sold	$114	$2	3
(1)Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligations.
(2)The weighted average maturity of the CDS is weighted based on notional amounts.
(3)Ratings are based on S&P where available followed by Moody’s, Morningstar DBRS, and Fitch. If no rating is available from a rating agency, an internally developed rating is used.
(4)The Company held no purchased credit protection as at December 31, 2025 and 2024.
(f)Derivatives
The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with the particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company limits the risk of credit losses from derivative counterparties by:
using investment grade counterparties, entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default and entering into Credit Support Annex agreements whereby collateral must be provided when the exposure exceeds a certain threshold.
All contracts are held with or guaranteed by investment grade counterparties, the majority of whom are rated A- or higher. As at
December 31, 2025, the percentage of the Company’s derivative exposure with counterparties rated AA- or higher was 29 per cent (2024 – 30 per cent). As at December 31, 2025, the largest single counterparty exposure, without taking into consideration the impact of master netting agreements or the benefit of collateral held, was $1,386 (2024 – $1,319). The net exposure to this counterparty, after taking into consideration master netting agreements and the fair value of collateral held, was $nil (2024 –
$nil).
(g)Offsetting Financial Assets and Financial Liabilities
Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.
In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.
In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a reverse purchase transaction counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty’s obligation.

98
The following tables present the effect of conditional master netting and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral pledged or received.

		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2025	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amounts including financing entity(3)	Net amounts excluding financing entity
Financial assets
Derivative assets	$9,955	$(6,700)	$(2,694)	$561	$561
Securities lending	1,800	-	(1,800)	-	-
Reverse repurchase agreements	957	-	(957)	-	-
Total financial assets	$12,712	$(6,700)	$(5,451)	$561	$561
Financial liabilities
Derivative liabilities	$(15,024)	$6,700	$8,228	$(96)	$(39)
Repurchase agreements	(193)	-	193	-	-
Total financial liabilities	$(15,217)	$6,700	$8,421	$(96)	$(39)
		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2024	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amounts including financing entity(3)	Net amounts excluding financing entity
Financial assets
Derivative assets	$9,048	$(6,633)	$(1,986)	$429	$429
Securities lending	1,021	-	(1,021)	-	-
Reverse repurchase agreements	1,594	(569)	(1,025)	-	-
Total financial assets	$11,663	$(7,202)	$(4,032)	$429	$429
Financial liabilities
Derivative liabilities	$(15,026)	$6,633	$8,305	$(88)	$(15)
Repurchase agreements	(668)	569	99	-	-
Total financial liabilities	$(15,694)	$7,202	$8,404	$(88)	$(15)
(1)Financial assets and liabilities include accrued interest of $334 and $677 respectively (2024 – $388 and $779 respectively).
(2)Financial and cash collateral exclude over-collateralization. As at December 31, 2025, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse repurchase agreements and repurchase agreements in the amounts of $403, $1,699, $154 and $nil respectively (2024 – $641, $2,472, $35 and $nil respectively). As at December 31, 2025, collateral pledged (received) does not include collateral-in-transit on OTC instruments or initial margin on exchange-traded contracts or cleared contracts.
(3)Includes derivative contracts entered between the Company and its unconsolidated financing entity. The Company does not exchange collateral on derivative contracts entered with this entity. Refer to note 17.
The Company also has certain credit linked note assets and variable surplus note liabilities which have unconditional offsetting rights. Under the netting agreements, the Company has rights of offset including in the event of the Company’s default, insolvency, or bankruptcy. These financial instruments are offset in the Consolidated Statements of Financial Position.
A credit linked note is a debt instrument the term of which, in this case, is linked to a variable surplus note. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following tables present the effect of unconditional netting.

As at December 31, 2025	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note(1)	$1,349	$(1,349)	$-
Variable surplus note	(1,349)	1,349	-
As at December 31, 2024	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note(1)	$1,392	$(1,392)	$-
Variable surplus note	(1,392)	1,392	-
(1)As at December 31, 2025 and 2024, the Company had no fixed surplus notes outstanding. Refer to note 18 (g).

99	2025 Annual Report	Consolidated Financial Statements
(h)Risk Concentrations
The Company defines enterprise-wide investment portfolio level targets and limits to ensure that portfolios are diversified across asset classes and individual investment risks. The Company monitors actual investment positions and risk exposures for concentration risk and reports its findings to the Executive Risk Committee and the Risk Committee of the Board of Directors.

As at December 31,	2025	2024
Debt securities and private placements rated as investment grade BBB or higher(1)	96%	96%
Government debt securities as a per cent of total debt securities	39%	40%
Government private placements as a per cent of total private placements	8%	9%
Highest exposure to a single non-government debt security or private placement issuer	$1,033	$1,121
Largest single issuer as a per cent of the total equity portfolio	2%	2%
Income producing commercial office properties (2025 – 34% of real estate, 2024 – 35%)	$4,312	$4,696
Largest concentration of mortgages and real estate(2) – Ontario, Canada (2025 – 29%, 2024 – 28%)	$20,199	$19,052
(1)Investment grade debt securities and private placements include 39% rated A, 24% rated AA and 7% rated AAA (2024 – 37%, 17% and 15%) investments based on external ratings where available.
(2)Mortgages and real estate investments are diversified geographically and by property type.
The following table presents the Company’s debt securities and private placements portfolio by sector and industry.

	2025		2024
As at December 31,	Carrying value	% of total	Carrying value	% of total
Government and agency	$87,734	34%	$88,376	34%
Utilities	45,795	17%	45,812	18%
Financial	39,342	15%	38,656	15%
Consumer	34,815	13%	31,529	12%
Energy	16,932	6%	15,840	6%
Industrial	24,840	9%	24,233	9%
Other	16,438	6%	15,843	6%
Total	$265,896	100%	$260,289	100%
(i)Insurance Risk
Insurance risk is the risk of loss due to actual experience for mortality and morbidity claims, policyholder behaviour and expenses emerging differently than assumed when a product was designed and priced. A variety of assumptions are made related to these experience factors, for reinsurance costs, and for sales levels when products are designed and priced, as well as in the determination of policy liabilities. Assumptions for future claims are generally based on both Company and industry experience, and assumptions for future policyholder behaviour and expenses are generally based on Company experience. Such assumptions require significant professional judgment, and actual experience may be materially different than the assumptions made by the Company. Claims may be impacted unexpectedly by changes in the prevalence of diseases or illnesses, medical and technology advances, widespread lifestyle changes, natural disasters, large-scale man-made disasters and acts of terrorism.
Policyholder behaviour including premium payment patterns, policy renewals, lapse rates and withdrawal and surrender activities are influenced by many factors including market and general economic conditions, and the availability and relative attractiveness of other products in the marketplace. Some reinsurance rates are not guaranteed and may be changed unexpectedly.
Adjustments the Company seeks to make to Non-guaranteed elements to reflect changing experience factors may be challenged by regulatory or legal action and the Company may be unable to implement them or may face delays in implementation.
The Company manages insurance risk through global policies, standards and best practices with respect to product design, pricing, underwriting and claim adjudication, and a global underwriting manual. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures. The current global life retention limit is US$40 for individual policies (US$45 for survivorship life policies) and is shared across businesses.
Lower limits are applied in some markets and jurisdictions. The Company aims to further reduce exposure to claims concentrations by applying geographical aggregate retention limits for certain covers. Enterprise-wide, the Company aims to reduce the likelihood of high aggregate claims by operating globally, insuring a wide range of unrelated risk events, and reinsuring some risk.

100
(j)Concentration Risk
The geographic concentration of the Company’s insurance and investment contract liabilities, including embedded derivatives, is shown below. The disclosure is based on the countries in which the business is written.

As at December 31, 2025	Insurance contract liabilities	Investment contract liabilities	Reinsurance assets	Net liabilities
U.S. and Canada	$339,534	$327,754	$(53,885)	$613,403
Asia and Other	200,810	18,631	(5,497)	213,944
Total	$540,344	$346,385	$(59,382)	$827,347
As at December 31, 2024	Insurance contract liabilities	Investment contract liabilities	Reinsurance assets	Net liabilities
U.S. and Canada	$342,146	$305,563	$(52,055)	$595,654
Asia and Other	180,698	17,378	(6,294)	191,782
Total	$522,844	$322,941	$(58,349)	$787,436
(k)Reinsurance Risk
In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company’s liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the
Company; consequently, allowances are established for amounts deemed uncollectible. To minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the
Company selects reinsurers with high credit ratings.
As at December 31, 2025, the Company had $59,382 (2024 – $58,349) of reinsurance assets. Of this, 94 per cent (2024 – 93 per cent) were ceded to reinsurers with S&P ratings of A- or above. The Company’s exposure to credit risk was mitigated by
$43,193 fair value of collateral held as security as at December 31, 2025 (2024 – $40,753). Net exposure after considering offsetting agreements and the benefit of the fair value of collateral held was $16,189 as at December 31, 2025 (2024 – $17,595).

101	2025 Annual Report	Consolidated Financial Statements
Note 9    Long-Term Debt
(a)Carrying Value of Long-Term Debt Instruments

				As at December 31,
	Issue date	Maturity date	Par value	2025	2024
3.050% Senior notes(1),(2)	August 27, 2020	August 27, 2060	US$1,155	$1,583	$1,659
5.375% Senior notes(1),(3)	March 4, 2016	March 4, 2046	US$750	1,017	1,067
4.986% Senior notes(1),(4)	December 11, 2025	December 11, 2035	US$1,000	1,362	-
3.703% Senior notes(1),(4)	March 16, 2022	March 16, 2032	US$750	1,024	1,074
2.396% Senior notes(1),(5)	June 1, 2020	June 1, 2027	US$200	274	287
2.484% Senior notes(1),(5)	May 19, 2020	May 19, 2027	US$500	684	717
3.527% Senior notes(1),(3)	December 2, 2016	December 2, 2026	US$270	370	388
4.150% Senior notes(1),(3)	March 4, 2016	March 4, 2026	US$1,000	1,371	1,437
Total				$7,685	$6,629
(1)These U.S. dollar senior notes have been designated as hedges of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.
(2)MFC may redeem the notes in whole, but not in part, on August 27, 2025, and thereafter on every August 27 at a redemption price equal to par, together with accrued and unpaid interest. Issuance costs are amortized to the earliest par redemption date.
(3)MFC may redeem the senior notes in whole or in part, at any time, at a redemption price equal to the greater of par and a price based on the yield of a comparable
U.S. Treasury bond with a tenor approximately equal to the period, from the redemption date to the respective maturity date, plus a specified number of basis points, together with accrued and unpaid interest. The specified number of basis points is as follows: 5.375% notes – 40 bps, 3.527% notes – 20 bps, and 4.150%
notes – 35 bps. Issuance costs are amortized over the term of the debt.
(4)MFC may redeem the senior notes in whole or in part, at any time, at a redemption price equal to the greater of par and a price based on the yield of a comparable
U.S. Treasury bond with a tenor approximately equal to the period, from the redemption date to three months before the respective maturity date, plus a specified number of basis points, together with accrued and unpaid interest. The specified number of basis points is as follows: 3.703% notes – 25 bps, and 4.986% notes –
15 bps. For the period from three months before the respective maturity date, MFC may redeem the senior notes, in whole or in part, at a redemption price equal to par, together with accrued and unpaid interest. Issuance costs are amortized over the term of the debt.
(5)MFC may redeem the senior notes in whole or in part, at any time, at a redemption price equal to the greater of par and a price based on the yield of a comparable
U.S. Treasury bond with a tenor approximately equal to the period, from the redemption date to two months before the respective maturity date, plus a specified number of basis points, together with accrued and unpaid interest. The specified number of basis points is as follows: 2.396% notes – 30 bps, and 2.484% notes –
30 bps. For the period from two months before the respective maturity date, MFC may redeem the senior notes, in whole or in part, at a redemption price equal to par, together with accrued and unpaid interest. Issuance costs are amortized over the term of the debt.
The cash amount of interest paid on long-term debt during the year ended December 31, 2025 was $241 (2024 – $233).
(b)Fair Value Measurement
The Company measures its long-term debt at amortized cost in the Consolidated Statements of Financial Position. As at
December 31, 2025, the fair value of long-term debt was $6,962 (2024 – $5,741). The fair value of long-term debt was determined using Level 2 valuation techniques (2024 – Level 2).
(c)Aggregate Maturities of Long-Term Debt

As at December 31,	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
2025	$1,741	$958	$-	$4,986	$7,685
2024	-	2,829	-	3,800	6,629

102
Note 10    Capital Instruments
(a)Carrying Value of Capital Instruments

					As at December 31,
	Issuance date	Earliest par redemption date	Maturity date	Par value	2025	2024
JHFC Subordinated notes(1)	December 14, 2006	December 15, 2036	December 15, 2036	$650	$648	$648
3.983% MFC Subordinated debentures(2)	May 23, 2025	May 23, 2030	May 23, 2035	$500	497	-
2.818% MFC Subordinated debentures(3),(4)	May 12, 2020	May 13, 2030	May 13, 2035	$1,000	997	997
4.064% MFC Subordinated debentures(5)	December 6, 2024	December 6, 2029	December 6, 2034	$1,000	996	995
4.275% MFC Subordinated notes(6),(7)	June 19, 2024	June 19, 2029	June 19, 2034	S$500	531	524
5.054% MFC Subordinated debentures(8)	February 23, 2024	February 23, 2029	February 23, 2034	$1,100	1,096	1,095
5.409% MFC Subordinated debentures(9)	March 10, 2023	March 10, 2028	March 10, 2033	$1,200	1,197	1,196
4.061% MFC Subordinated notes(3),(10),(11)	February 24, 2017	February 24, 2027	February 24, 2032	US$750	1,028	1,077
2.237% MFC Subordinated debentures(12)	May 12, 2020	May 12, 2025	May 12, 2030	$1,000	-	1,000
Total					$6,990	$7,532
(1)Issued by Manulife Holdings (Delaware) LLC (“MHDLL”), now John Hancock Financial Corporation (“JHFC”), a wholly owned subsidiary of MFC, to Manulife
Finance (Delaware) LLC (“MFLLC”), a subsidiary of Manulife Finance (Delaware) L.P. (“MFLP”). MFLP and its subsidiaries are wholly owned unconsolidated related parties of the Company. Effective July 1, 2024, the notes bear interest at a floating rate equal to Canadian Overnight Repo Rate Average (“CORRA”), plus a spread adjustment of 0.32138%, plus 0.72%. With regulatory approval, JHFC may redeem the note, in whole or in part, at any time, at par, together with accrued and unpaid interest. Refer to note 17.
(2)Issued by MFC, interest is payable semi-annually. After May 23, 2030, the interest rate will reset to equal the Daily Compounded CORRA plus 1.32%. With regulatory approval, MFC may redeem the notes, in whole or in part, on or after May 23, 2030, at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.
(3)Capital instruments with interest rates resetting in the future that reference Canadian Dollar Offered Rate (“CDOR”) and the U.S. Dollar Mid-Swap rate (based on
London Interbank Offered Rate (LIBOR)) include the 2.818% subordinated debentures and 4.061% subordinated debentures, respectively. Future rate resets for these capital instruments may rely on alternative reference rates such as CORRA, the alternative rate for CDOR, and the Secured Overnight Financing Rate
(SOFR) and the alternative rate for USD LIBOR. As at December 31, 2025, the interest rate benchmark reform has not resulted in material changes in the
Company's risk management strategy.
(4)After May 13, 2030, the interest rate will reset to equal 3-month CDOR plus 1.82%. With regulatory approval, MFC may redeem the debentures, in whole or in part, on or after May 13, 2025, at a redemption price together with accrued and unpaid interest. If the redemption date is on or after May 13, 2025, but prior to May
13, 2030, the redemption price shall be the greater of: (i) the Canada yield price as defined in the prospectus; and (ii) par. If the redemption date is on or after May
13, 2030, the redemption price shall be equal to par.
(5)Issued by MFC, interest is payable semi-annually. After December 6, 2029, the interest rate will reset to equal the Daily Compounded CORRA plus 1.25%. With regulatory approval, MFC may redeem the notes, in whole or in part, on or after December 6, 2029 at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.
(6)Designated as a hedge of the Company's net investment in its Singapore operations which reduces the earnings volatility that would otherwise arise from the re-
measurement of the subordinated notes into Canadian dollars.
(7)Issued by MFC, interest is payable semi-annually. After June 19, 2029, the interest rate will reset to equal the prevailing 5-year SORA Overnight Indexed Swap
(SORA OIS) Rate plus 1.201%. With regulatory approval, MFC may redeem the notes, in whole, but not in part, on June 19, 2029 and on any interest payment date thereafter, at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.
(8)Issued by MFC, interest is payable semi-annually. After February 23, 2029, the interest rate will reset to equal the Daily Compounded CORRA plus 1.44%. With regulatory approval, MFC may redeem the debentures, in whole, but not in part, on or after February 23, 2029 at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.
(9)Issued by MFC, interest is payable semi-annually. After March 10, 2028, the interest rate will reset to equal the Daily Compounded CORRA plus 1.85%. With regulatory approval, MFC may redeem the debentures, in whole or in part, on or after March 10, 2028, at a redemption price equal to par, together with accrued and unpaid interest.
(10)On the earliest par redemption date, the interest rate will reset to equal the 5-Year U.S. Dollar Mid-Swap Rate plus 1.647%. With regulatory approval, MFC may redeem the debentures, in whole, but not in part, on the earliest par redemption date, at a redemption price equal to par, together with accrued and unpaid interest.
(11)Designated as a hedge of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-
measurement of the subordinated notes into Canadian dollars.
(12)The 2.237% MFC Subordinated notes were redeemed at par on May 12, 2025.
(b)Fair Value Measurement
The Company measures capital instruments at amortized cost in the Consolidated Statements of Financial Position. As at
December 31, 2025, the fair value of capital instruments was $7,121 (2024 – $7,575). The fair value of capital instruments was determined using Level 2 valuation techniques (2024 – Level 2).

103	2025 Annual Report	Consolidated Financial Statements
Note 11    Equity Capital and Earnings Per Share
The authorized capital of MFC consists of:
•an unlimited number of common shares without nominal or par value; and
•an unlimited number of Class A, Class B and Class 1 preferred shares without nominal or par value, issuable in series.
(a)Preferred Shares and Other Equity Instruments
The following table presents information about the outstanding preferred shares and other equity instruments as at December
31, 2025 and December 31, 2024.

		Annual dividend / distribution rate(1)	Earliest redemption date(2),(3)	Number of shares (in millions)	Face amount	Net amount(4) as at December 31,
	Issue date					2025	2024
Preferred shares
Class A preferred shares
Series 2	February 18, 2005	4.650%	n/a	14	$350	$344	$344
Series 3	January 3, 2006	4.500%	n/a	12	300	294	294
Class 1 preferred shares
Series 3(5),(6)	March 11, 2011	2.348%	June 19, 2026	7	163	160	160
Series 4(7)	June 20, 2016	floating	June 19, 2026	1	37	36	36
Series 9(5),(6)	May 24, 2012	5.978%	September 19, 2027	10	250	244	244
Series 11(5),(6)	December 4, 2012	6.159%	March 19, 2028	8	200	196	196
Series 13(5),(6)	June 21, 2013	6.350%	September 19, 2028	8	200	196	196
Series 15(5),(6)	February 25, 2014	5.775%	June 19, 2029	8	200	195	195
Series 17(5),(6)	August 15, 2014	5.542%	December 19, 2029	14	350	343	343
Series 19(5),(6),(8)	December 3, 2014	5.169%	March 19, 2030	10	250	246	246
Series 25(5),(6)	February 20, 2018	5.942%	June 19, 2028	10	250	245	245
Other equity instruments
Limited recourse capital notes (LRCN)(9)
Series 1(10)	February 19, 2021	3.375%	May 19, 2026	n/a	2,000	1,982	1,982
Series 2(10)	November 12, 2021	4.100%	February 19, 2027	n/a	1,200	1,189	1,189
Series 3(10)	June 16, 2022	7.117%	June 19, 2027	n/a	1,000	990	990
Total					$6,750	$6,660	$6,660
(1)Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors. Non-deferrable distributions are payable to all LRCN holders semi-annually at the Company’s discretion.
(2)Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption dates or every five years thereafter, except for Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these preferred shares, in whole or in part, at par at any time, subject to regulatory approval. MFC may redeem the Class 1 Series 4 preferred shares, in whole or in part, at any time, at $25.00 per share if redeemed on June 19, 2026 (the earliest redemption date) and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2021, subject to regulatory approval.
(3)Redemption of all LRCN series is subject to regulatory approval. MFC may at its option redeem each series in whole or in part, at a redemption price equal to par, together with accrued and unpaid interest. The redemption period for Series 1 is every five years during the period from May 19 to and including June 19, commencing in 2026. The redemption period for Series 2 is every five years during the period from February 19 to and including March 19, commencing in 2027.
After the first redemption date, the redemption period for Series 3 is every five years during the period from May 19 to and including June 19, commencing in
2032.
(4)Net of after-tax issuance costs.
(5)On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 preferred shares is: Series 3 – 1.41%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%,
Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, and Series 25 – 2.55%.
(6)On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the
Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 5 above.
(7)The floating dividend rate for the Class 1 Series 4 shares equals the three-month Government of Canada Treasury bill yield plus 1.41%.
(8)MFC did not exercise its right to redeem the outstanding Class 1 Shares Series 19 on March 19, 2025, which was the earliest redemption date. The dividend rate was reset as specified in footnote 5 above to an annual fixed rate of 5.169%, for a 5-year period commencing on March 20, 2025.
(9)Non-payment of distributions or principal on any LRCN series when due will result in a recourse event. The recourse of each noteholder will be limited to their proportionate amount of the Limited Recourse Trust’s assets which comprise of Class 1 Series 27 preferred shares for LRCN Series 1, Class 1 Series 28 preferred shares for LRCN Series 2, and Class 1 Series 29 preferred shares for LRCN Series 3. All claims of the holders of LRCN series against MFC will be extinguished upon receipt of the corresponding trust assets. The Class 1 Series 27, Class 1 Series 28 and Class 1 Series 29 preferred shares are eliminated on consolidation while being held in the Limited Recourse Trust.
(10)The LRCN Series 1 pay a distribution at a fixed rate of 3.375% payable semi-annually, until June 18, 2026; on June 19, 2026 and every five years thereafter until
June 19, 2076, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.839%. The LRCN Series 2 pay a distribution at a fixed rate of 4.10% payable semi-annually, until March 18, 2027; on March 19, 2027 and every five years thereafter until March 19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.704%. The LRCN Series 3 pay a distribution at a fixed rate of 7.117% payable semi-annually, until June 18, 2027; on June 19, 2027 and every five years thereafter until June 19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 3.95%.

104
(b)Common Shares
As at December 31, 2025, there were 9 million outstanding stock options and deferred share units that entitle the holders to receive common shares or payment in cash or common shares, at the option of the holders (2024 – 12 million).
The following table presents changes in common shares issued and outstanding.

For the years ended December 31,	2025		2024
	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Balance, beginning of year	1,729	$20,681	1,806	$21,527
Repurchased for cancellation	(54)	(651)	(83)	(990)
Issued on exercise of stock options and deferred share units	2	73	6	144
Balance, end of year	1,677	$20,103	1,729	$20,681
Normal course issuer bid
On February 19, 2025, the Company received approval from the Toronto Stock Exchange (“TSX”) to launch a normal course issuer bid (the “2025 NCIB”), permitting the purchase for cancellation of up to 51.5 million of its common shares, representing approximately 3.0% of its common shares outstanding as at February 12, 2025. Purchases under the 2025 NCIB commenced on
February 24, 2025, and may continue until February 23, 2026, when the 2025 NCIB expires, or such earlier date as the
Company completes its purchases.
The Company’s 2024 NCIB was announced on February 20, 2024 and subsequently amended on May 7, 2024. The Company received approval from the TSX to purchase for cancellation up to 90 million of its common shares, representing approximately
5% of its common shares outstanding as at February 12, 2024. The 2024 NCIB expired on February 22, 2025.
During the year ended December 31, 2025, the Company purchased for cancellation 54.4 million common shares (2024 –
82.8 million common shares) for a total cost of $2,386 pre-tax (2024 – $3,212 pre-tax), including 48.7 million common shares for
$2,138 pre-tax under the 2025 NCIB, and 5.7 million common shares for $248 pre-tax under the 2024 NCIB, and incurred $45
(2024 – $60) tax on net repurchases of equity. Of this, $651 was recorded in common shares and $1,780 was recorded in retained earnings in the Consolidated Statements of Changes in Equity (2024 – $990 and $2,282, respectively).
On February 11, 2026, the Company announced that it is launching a normal course issuer bid (the “2026 NCIB”) permitting the purchase for cancellation of up to 42 million common shares, representing approximately 2.5% of its common shares outstanding as at January 31, 2026. The Company has received approval from OSFI for the 2026 NCIB on January 19, 2026. Purchases under the 2026 NCIB are expected to commence in late February, subject to approval from the TSX.
(c)Earnings Per Share
The following table presents basic and diluted earnings per common share of the Company.

For the years ended December 31,	2025	2024
Basic earnings per common share	$3.08	$2.85
Diluted earnings per common share	3.07	2.84
The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per common share.

For the years ended December 31,	2025	2024
Weighted average number of common shares (in millions)	1,703	1,779
Dilutive stock-based awards(1) (in millions)	5	6
Weighted average number of diluted common shares (in millions)	1,708	1,785
(1)The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the year. Excluded from the calculation was a weighted average of nil (2024 – nil) anti-dilutive stock-
based awards.

105	2025 Annual Report	Consolidated Financial Statements
(d)Quarterly Dividend Declaration Subsequent to Year End
On February 11, 2026, the Company’s Board of Directors approved a quarterly dividend of $0.485 per share on the common shares of MFC, payable on or after March 19, 2026 to shareholders of record at the close of business on February 25, 2026.
The Board also declared dividends on the following non-cumulative preferred shares, payable on or after March 19, 2026 to shareholders of record at the close of business on February 25, 2026.

Class A Shares Series 2 – $0.290630 per share	Class 1 Shares Series 13 – $0.396875 per share
Class A Shares Series 3 – $0.281250 per share	Class 1 Shares Series 15 – $0.360938 per share
Class 1 Shares Series 3 – $0.146750 per share	Class 1 Shares Series 17 – $0.346375 per share
Class 1 Shares Series 4 – $0.223645 per share	Class 1 Shares Series 19 – $0.323063 per share
Class 1 Shares Series 9 – $0.373625 per share	Class 1 Shares Series 25 – $0.371375 per share
Class 1 Shares Series 11 – $0.384938 per share
Note 12    Capital Management
(a)Capital Management
The Company monitors and manages its consolidated capital in compliance with the Life Insurance Capital Adequacy Test
(“LICAT”) guideline, the capital framework issued by OSFI. Under the capital framework, the Company’s consolidated capital resources, including available capital, surplus allowance, and eligible deposits, are measured against a base solvency buffer, which is a risk based capital requirement determined in accordance with the guideline.
The Company’s operating activities are primarily conducted by MLI and its subsidiaries. MLI is also regulated by OSFI and is therefore subject to consolidated risk based capital requirements using the OSFI LICAT framework.
The Company seeks to manage its capital with the objectives of:
•Operating with sufficient capital to be able to honour all commitments to its policyholders and creditors with a high degree of confidence;
•Retaining the ongoing confidence of regulators, policyholders, rating agencies, investors and other creditors in order to ensure access to capital markets; and
•Optimizing return on capital to meet shareholders’ expectations subject to constraints and considerations of adequate levels of capital established to meet the first two objectives.
Capital is managed and monitored in accordance with the Capital Management Policy. The policy is reviewed and approved by the Board of Directors annually and is integrated with the Company’s risk and financial management frameworks. It establishes guidelines regarding the quantity and quality of capital, internal capital mobility, and proactive management of ongoing and future capital requirements.
The capital management framework considers the requirements of the Company as a whole as well as the needs of each of the
Company’s subsidiaries. Internal capital targets are set above regulatory requirements, and considers a number of factors, including expectations of regulators and rating agencies, results of sensitivity and stress testing and the Company’s own risk assessments. The Company monitors against these internal targets and initiates actions appropriate to achieving its business objectives.
Consolidated capital, whose components are based on accounting standards, is presented in the table below. For regulatory reporting purposes, under the LICAT framework, these items are adjusted for various additions or deductions to capital as mandated by the OSFI guidelines.
Consolidated capital

As at December 31,	2025	2024
Total equity	$52,488	$52,960
Exclude AOCI gain / (loss) on cash flow hedges	87	119
Total equity excluding AOCI on cash flow hedges	52,401	52,841
Post-tax CSM	22,165	19,497
Qualifying capital instruments	6,990	7,532
Consolidated capital	$81,556	$79,870
(b)Restrictions on Dividends and Capital Distributions
Dividends and capital distributions are restricted under the Insurance Companies Act (“ICA”). These restrictions apply to both
MFC and its primary operating subsidiary MLI. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing a company does not have adequate capital and adequate and appropriate forms of liquidity or the declaration or payment of the dividend would cause the company to be in contravention of

106
any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any direction made to the company by OSFI. The ICA also requires an insurance company to notify OSFI of the declaration of a dividend at least 15 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have adequate capital and adequate and appropriate forms of liquidity or the payment would cause the company to be in contravention of any regulation made under the
ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by OSFI. These latter transactions would require the prior approval of OSFI.
The ICA requires Canadian insurance companies to maintain adequate levels of capital at all times.
Since MFC is a holding company that conducts all of its operations through regulated insurance subsidiaries (or companies owned directly or indirectly by these subsidiaries), its ability to pay future dividends will depend on the receipt of sufficient funds from its regulated insurance subsidiaries. These subsidiaries are also subject to certain regulatory restrictions under laws of
Canada, the United States and certain other countries that may limit their ability to pay dividends or make other upstream distributions.
Note 13    Revenue from Service Contracts
The Company provides investment management services, transaction processing and administrative services, and distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans, institutional investors and other arrangements. The Company also provides real estate management services to tenants of its investment properties.
The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.
The Company’s performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.
Asset-based fees vary with the asset values of accounts under management, subject to market conditions and investor behaviours beyond the Company’s control. Transaction processing and administrative fees vary with activity volumes, also beyond the Company’s control. Some fees, including distribution fees, are based on account balances and transaction volumes.
Fees related to account balances and transaction volumes are measured daily. Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants. Fees related to services provided are generally recognized as services are rendered, which is when it becomes highly probable that no significant reversal of cumulative revenue recognized will occur. The Company has determined that its service contracts have no significant financing components because fees are collected monthly. The Company has no significant contract assets or contract liabilities.
The following tables present revenue from service contracts by service lines and reporting segments as disclosed in note 19.

For the year ended December 31, 2025	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$3,940	$(442)	$3,498
Transaction processing, administration and service fees	3,166	302	3,468
Distribution fees and other	906	59	965
Total included in other revenue	8,012	(81)	7,931
Revenue from non-service lines	8	190	198
Total other revenue	$8,020	$109	$8,129
Real estate management services included in net investment income	$-	$276	$276

For the year ended December 31, 2024	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$3,612	$(489)	$3,123
Transaction processing, administration and service fees	2,908	298	3,206
Distribution fees and other	918	46	964
Total included in other revenue	7,438	(145)	7,293
Revenue from non-service lines	1	294	295
Total other revenue	$7,439	$149	$7,588
Real estate management services included in net investment income	$-	$317	$317

107	2025 Annual Report	Consolidated Financial Statements
Note 14    Stock-Based Compensation
(a)Stock Options
The Company grants stock options under its Executive Stock Option Plan (“ESOP”) to selected individuals. The options provide the holder the right to purchase MFC common shares at an exercise price equal to the higher of the prior day, prior five-day or prior ten-day average closing market price of MFC common shares on the Toronto Stock Exchange on the date the options are granted. The options vest over a period not exceeding four years and expire not more than ten years from the grant date.
Effective with the 2015 grant, options may only be exercised after the fifth-year anniversary. A total of 73,600,000 common shares have been reserved for issuance under the ESOP.
Options outstanding

For the years ended December 31,	2025		2024
	Number of options (in millions)	Weighted average exercise price	Number of options (in millions)	Weighted average exercise price
Outstanding, January 1	11	$23.35	16	$22.73
Exercised	(3)	22.86	(5)	21.56
Outstanding, December 31	8	$23.51	11	$23.35
Exercisable, December 31	8	$23.51	6	$22.66

	Options outstanding			Options exercisable
For the year ended December 31, 2025	Number of options (in millions)	Weighted average exercise price	Weighted average remaining contractual life (in years)	Number of options (in millions)	Weighted average exercise price	Weighted average remaining contractual life (in years)
$17.59 - $20.99	1	$17.59	0.15	1	$17.59	0.15
$21.00 - $24.73	7	$23.94	3.16	7	$23.94	3.16
Total	8	$23.51	2.96	8	$23.51	2.96
No stock options were granted in 2025 or 2024.
Compensation expense related to stock options was $nil for the year ended December 31, 2025 (2024 – $nil).
(b)Deferred Share Units
In 2000, the Company granted deferred share units (“DSUs”) on a one-time basis to certain employees under the ESOP. These
DSUs vest over a three-year period and each DSU entitles the holder to receive one common share on retirement or termination of employment. When dividends are paid on common shares, holders of DSUs are deemed to receive dividends at the same rate, payable in the form of additional DSUs. The number of these DSUs outstanding was 45,000 as at December 31, 2025
(2024 – 149,000).
In addition, for certain employees and pursuant to the Company’s deferred compensation program, the Company grants DSUs under the Restricted Share Units (“RSUs”) Plan which entitle the holder to receive payment in cash equal to the value of the same number of common shares plus credited dividends on retirement or termination of employment. In 2025, the Company granted 22,000 DSUs (2024 – 45,000) to certain employees which vest after 36 months. In 2025, 77,000 DSUs (2024 – 44,000)
were granted to certain employees who elected to defer receipt of all or part of their annual bonus, and these DSUs vested immediately. In 2025, 16,000 DSUs (2024 – 19,000) were granted to certain employees who elected to defer payment of all or part of their RSUs, and these DSUs also vested immediately.
Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive his or her annual director’s retainer and fees in DSUs (which vest immediately) or common shares in lieu of cash. In 2025, 72,000 DSUs (2024 – 85,000) were issued under this arrangement. Upon termination of their Board service, an eligible director who has elected to receive DSUs will be entitled to receive cash equal to the value of the DSUs accumulated in their account, or at their direction, an equivalent number of common shares. The Company is allowed to issue up to one million common shares under this plan, after which awards may be settled using shares purchased in the open market.

108
The fair value of 187,000 DSUs issued during the year was $49.84 per unit as at December 31, 2025 (2024 – 193,000 at $44.16 per unit).

For the years ended December 31,
Number of DSUs (in thousands)	2025	2024
Outstanding, January 1	2,050	1,963
Issued	187	193
Reinvested	71	86
Redeemed	(634)	(191)
Forfeitures and cancellations	(3)	(1)
Outstanding, December 31	1,671	2,050
Of the DSUs outstanding as at December 31, 2025, 45,000 (2024 – 149,000) entitle the holder to receive common shares,
957,000 (2024 – 867,000) entitle the holder to receive payment in cash and 669,000 (2024 – 1,034,000) entitle the holder to receive payment in cash or common shares, at the option of the holder.
Compensation expense related to DSUs was $10 for the year ended December 31, 2025 (2024 – $10).
The carrying and fair value of the DSUs liability as at December 31, 2025 was $83 (2024 – $84) and was included in other liabilities.
(c)Restricted Share Units and Performance Share Units
For the year ended December 31, 2025, 5.7 million RSUs (2024 – 6.7 million) and 1.2 million Performance Share Units (“PSUs”)
(2024 – 1.5 million) were granted to certain eligible employees under MFC’s Restricted Share Unit Plan. The fair value of the
RSUs and PSUs granted during the year was $49.84 per unit as at December 31, 2025 (2024 – $44.16 per unit). Each RSU and
PSU entitles the holder to receive payment equal to the market value of one common share, plus credited dividends, at the time of vesting, subject to any performance conditions.
RSUs and PSUs granted in March 2025 will vest after 36 months from their grant date and the related compensation expense is recognized over this period, unless the employee is eligible to retire at the time of grant or will be eligible to retire during the vesting period, in which case the cost is recognized at the grant date or over the period between the grant date and the date on which the employee is eligible to retire, respectively. Compensation expense related to RSUs and PSUs was $229 and $65, respectively, for the year ended December 31, 2025 (2024 – $215 and $96, respectively).
The carrying and fair value of the RSUs and PSUs liability as at December 31, 2025 was $932 (2024 – $910) and was included in other liabilities.
(d)Global Share Ownership Plan
The Company’s Global Share Ownership Plan allows qualifying employees to apply up to five per cent of their annual base earnings toward the purchase of common shares. The Company matches a percentage of the employee’s eligible contributions up to a maximum amount. The Company’s contributions vest immediately. All contributions are used to purchase common shares in the open market on behalf of participating employees.
Note 15    Employee Future Benefits
The Company maintains defined contribution and defined benefit pension plans and other post-employment plans for employees and agents including registered (tax-qualified) pension plans that are typically funded, as well as supplemental non-registered
(non-qualified) pension plans for executives, retiree welfare plans and disability welfare plans that are typically not funded.
(a)Plan Characteristics
The Company’s final average pay defined benefit pension plans and retiree welfare plans are closed to new members. All employees may participate in capital accumulation plans including defined benefit cash balance plans, 401(k) plans and / or defined contribution plans, depending on the country of employment.
All pension arrangements are governed by local pension committees or management or the Company’s Management Resources and Compensation Committee.
The Company’s funding policy for defined benefit pension plans is to make the minimum annual contributions required by regulations in the countries in which the plans are offered. Assumptions and methods prescribed for regulatory funding purposes typically differ from those used for accounting purposes.
The Company’s remaining defined benefit pension and / or retiree welfare plans are in the U.S., Canada and Japan. There are also disability welfare plans in the U.S. and Canada.

109	2025 Annual Report	Consolidated Financial Statements
The largest defined benefit pension and retiree welfare plans are the primary plans for employees in the U.S. and Canada.
These are the material plans discussed in the balance of this note. The Company measures its defined benefit obligations and fair value of plan assets for accounting purposes as at December 31 each year.
U.S. defined benefit pension and retiree welfare plans
The Company operates a qualified cash balance plan that is open to new members, a closed non-qualified cash balance plan, and a closed retiree welfare plan.
Actuarial valuations to determine the Company’s minimum funding contributions for the qualified cash balance plan are required annually. Deficits revealed in the funding valuations must generally be funded over a period of up to seven years. It is expected that there will be no required funding for this plan in 2026. No assets are held in the non-qualified cash balance plan.
The retiree welfare plan subsidizes the cost of life insurance and medical benefits. The majority of those members who retired after 1991 receive a fixed-dollar subsidy from the Company based on length of service. The plan was closed to employees hired after 2004. While assets have been set aside in a qualified trust to pay future retiree welfare benefits, this funding is optional.
Retiree welfare benefits offered under the plan coordinate with the U.S. Medicare program to make optimal use of available federal financial support.
The qualified pension and retiree welfare plans are governed by the U.S. Benefits Committee, while the non-qualified pension plan is governed by the U.S. Non-Qualified Plans Subcommittee.
Canadian defined benefit pension and retiree welfare plans
The Company’s defined benefit plans in Canada include two registered final average pay pension plans, a non-registered supplemental final average pay pension plan and a retiree welfare plan, all of which have been closed to new members.
Actuarial valuations to determine the Company’s minimum funding contributions for the registered pension plans are required at least once every three years. Deficits revealed in the funding valuation must generally be funded over a period of ten years. For
2026, the required funding for these plans is expected to be $2. No assets are held in the non-registered supplemental pension plan.
The retiree welfare plan subsidizes the cost of life insurance, medical and dental benefits. These subsidies are a fixed-dollar amount for members who retired after April 30, 2013 and have been eliminated for members who retire after 2019. No assets are held in this plan.
The registered pension plans are governed by Pension Committees, while the supplemental non-registered plan is governed by the Management Resources and Compensation Committee. The retiree welfare plan is governed by management.
(b)Risks
In the final average pay pension plans and retiree welfare plans, the Company generally bears the material risks which include interest rate, investment, longevity and health care cost inflation risks. In defined contribution plans, these risks are typically borne by the employee. In cash balance plans, the interest rate, investment and longevity risks are partially transferred to the employee.
Material sources of risk to the Company for all plans include:
•A decline in discount rates that increases the defined benefit obligations by more than the increase in value of plan assets;
•Lower than expected rates of mortality; and
•For retiree welfare plans, higher than expected health care costs.
The Company has managed these risks through plan design and eligibility changes that have limited the size and growth of the defined benefit obligations. Investment risks for funded plans are managed by investing significantly in asset classes which are highly correlated with the plans’ liabilities.
In the U.S., delegated committee representatives and management review the financial status of the qualified defined benefit pension plan at least monthly, and steps are taken in accordance with an established dynamic investment policy to increase the plan’s allocation to asset classes which are highly correlated with the plan’s liabilities and reduce investment risk as the funded status improves. As at December 31, 2025, the target asset allocation for the plan was 30% return-seeking assets and 70%
liability-hedging assets (2024 – 30% and 70%, respectively).
In Canada, internal committees and management review the financial status of the registered defined benefit pension plans on at least a quarterly basis. As at December 31, 2025, the target asset allocation for the plans was 17% return-seeking assets and
83% liability-hedging assets (2024 – 17% and 83%, respectively).

110
(c)Pension and Retiree Welfare Plans
The following tables present the reconciliation of defined benefit obligation and fair value of plan assets for the pension plans and retiree welfare plans.

	Pension plans		Retiree welfare plans
For the years ended December 31,	2025	2024	2025	2024
Changes in defined benefit obligation:
Opening balance, January 1	$3,826	$3,789	$428	$450
Current service cost	44	44	-	-
Past service cost – amendment	-	-	-	-
Interest cost	184	176	21	21
Plan participants’ contributions	-	-	2	2
Actuarial losses (gains) due to:
Experience	(17)	2	(10)	(16)
Demographic assumption changes	(24)	-	(6)	-
Economic assumption changes	19	(101)	(3)	(19)
Benefits paid	(314)	(303)	(37)	(40)
Impact of changes in foreign exchange rates	(116)	219	(16)	30
Defined benefit obligation, December 31	$3,602	$3,826	$379	$428

	Pension plans		Retiree welfare plans
For the years ended December 31,	2025	2024	2025	2024
Changes in plan assets:
Fair value of plan assets, opening balance, January 1	$3,820	$3,706	$553	$526
Interest income	188	174	29	26
Return on plan assets (excluding interest income)	27	(31)	13	(19)
Employer contributions	55	57	13	12
Plan participants’ contributions	-	-	2	2
Benefits paid	(314)	(303)	(37)	(40)
Administration costs	(10)	(8)	(2)	(2)
Impact of changes in foreign exchange rates	(123)	225	(26)	48
Fair value of plan assets, December 31	$3,643	$3,820	$545	$553
(d)Amounts Recognized in the Consolidated Statements of Financial Position
The following table presents the deficit (surplus) and net defined benefit liability (asset) for the pension plans and retiree welfare plans.

	Pension plans		Retiree welfare plans
As at December 31,	2025	2024	2025	2024
Development of net defined benefit liability
Defined benefit obligation	$3,602	$3,826	$379	$428
Fair value of plan assets	3,643	3,820	545	553
Deficit (surplus)	(41)	6	(166)	(125)
Effect of asset limit(1)	46	44	-	-
Deficit (surplus) and net defined benefit liability (asset)	5	50	(166)	(125)
Deficit (surplus) is comprised of:
Funded or partially funded plans	(488)	(483)	(259)	(221)
Unfunded plans	493	533	93	96
Deficit (surplus) and net defined benefit liability (asset)	$5	$50	$(166)	$(125)
(1)The asset limit relates to a registered pension plan in Canada. The surplus in that plan is above the present value of economic benefits that can be derived by the
Company through reductions in future contributions. For other funded pension plans in surplus position, the present value of the economic benefits available in the form of reductions in future contributions to the plans remains greater than the current surplus.

111	2025 Annual Report	Consolidated Financial Statements
(e)Disaggregation of Defined Benefit Obligation
The following table presents components of the defined benefit obligation between active members and inactive and retired members.

	U.S. plans				Canadian plans
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans
As at December 31,	2025	2024	2025	2024	2025	2024	2025	2024
Active members	$573	$578	$7	$8	$100	$106	$-	$-
Inactive and retired members	1,765	1,922	279	324	1,164	1,220	93	96
Total	$2,338	$2,500	$286	$332	$1,264	$1,326	$93	$96
(f)Fair Value Measurements
The following tables present major categories of plan assets and the allocation to each category.

	U.S. plans(1)				Canadian plans(2)
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans
As at December 31, 2025	Fair value	% of total	Fair value	% of total	Fair value	% of total	Fair value	% of total
Cash and cash equivalents	$33	1%	$13	2%	$11	1%	$-	-%
Public equity securities(3)	326	14%	48	9%	200	17%	-	-%
Public debt securities	1,423	57%	472	87%	954	82%	-	-%
Other investments(4)	696	28%	12	2%	1	-%	-	-%
Total	$2,478	100%	$545	100%	$1,166	100%	$-	-%
(1)The U.S. pension and retiree welfare plan assets have daily quoted prices in active markets, except for the private debt, infrastructure, private equity, real estate, timberland and agriculture assets. In the aggregate, the latter assets represent approximately 16% of all U.S. pension and retiree welfare plan assets as at
December 31, 2025 (2024 – 16%).
(2)All the Canadian pension plan assets have daily quoted prices in active markets, except for group annuity contract assets that represent approximately 0.1%
(approximately $1 (2024 – $1)) of all Canadian pension plan assets as at December 31, 2025 (2024 – 0.1%).
(3)Equity securities include direct investments in Manulife common shares of $2.4 (2024 – $2.1) in the U.S. retiree welfare plan.
(4)Other U.S. plan assets include investments in private debt, infrastructure, private equity, real estate, timberland and agriculture assets and managed futures. Other
Canadian pension plan assets include investments in the group annuity contracts.

	U.S. plans(1)				Canadian plans(2)
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans
As at December 31, 2024	Fair value	% of total	Fair value	% of total	Fair value	% of total	Fair value	% of total
Cash and cash equivalents	$35	1%	$23	4%	$11	1%	$-	-%
Public equity securities(3)	346	14%	41	7%	205	17%	-	-%
Public debt securities	1,513	57%	476	87%	968	82%	-	-%
Other investments(4)	741	28%	13	2%	1	-%	-	-%
Total	$2,635	100%	$553	100%	$1,185	100%	$-	-%
Note: For footnotes (1) to (4), refer to the “Fair value measurements” table as at December 31, 2025 above.
(g)Net Benefit Cost Recognized in the Consolidated Statements of Income
The following table presents components of the net benefit cost for the pension plans and retiree welfare plans.

	Pension plans		Retiree welfare plans
For the years ended December 31,	2025	2024	2025	2024
Defined benefit current service cost(1)	$44	$44	$-	$-
Defined benefit administrative expenses	10	8	2	2
Past service cost – plan amendments and curtailments	-	-	-	-
Service cost	54	52	2	2
Interest on net defined benefit (asset) liability	(1)	4	(8)	(5)
Defined benefit cost	53	56	(6)	(3)
Defined contribution cost	101	97	-	-
Net benefit cost	$154	$153	$(6)	$(3)
(1)There are no significant current service costs for the retiree welfare plans as they are closed and mostly frozen. The re-measurement gain or loss on these plans is due to the volatility of discount rates and investment returns.

112
(h)Re-measurement Gain/Loss Recorded in Other Comprehensive Income
The following table presents components of the re-measurement gains/losses recognized in Other Comprehensive Income for the pension plans and retiree welfare plans.

	Pension plans		Retiree welfare plans
For the years ended December 31,	2025	2024	2025	2024
Actuarial gains (losses) on defined benefit obligations due to:
Experience	$17	$(2)	$10	$16
Demographic assumption changes	24	-	6	-
Economic assumption changes	(19)	101	3	19
Return on plan assets (excluding interest income)	27	(31)	13	(19)
Change in effect of asset limit (excluding interest)	-	(1)	-	-
Total re-measurement gains (losses) recorded in OCI, net of tax	$49	$67	$32	$16
(i)Assumptions
The following table presents key assumptions used by the Company to determine the defined benefit obligation and net benefit cost for the defined benefit pension plans and retiree welfare plans.

	U.S. Plans				Canadian Plans
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans
For the years ended December 31,	2025	2024	2025	2024	2025	2024	2025	2024
To determine the defined benefit obligation at end of year(1):
Discount rate	5.2%	5.5%	5.1%	5.4%	4.8%	4.6%	4.9%	4.7%
Initial health care cost trend rate(2)	n/a	n/a	8.5%	8.8%	n/a	n/a	3.9%	3.9%
To determine the net defined benefit cost for the year(1):
Discount rate	5.5%	4.8%	5.4%	4.8%	4.6%	4.6%	4.7%	4.7%
Initial health care cost trend rate(2)	n/a	n/a	8.8%	9.0%	n/a	n/a	3.9%	3.9%
(1)Inflation and salary increase assumptions are not shown as they do not materially affect obligations and costs.
(2)The health care cost trend rate used to measure the U.S. based retiree welfare obligation was 8.5% grading to 4.8% for 2041 and years thereafter (2024 – 8.8%
grading to 4.8% for 2041 and years thereafter) and to measure the net benefit cost was 8.8% grading to 4.8% for 2041 and years thereafter (2024 – 9.0% grading to 4.8% for 2041 and years thereafter). In Canada, the rate used to measure the retiree welfare obligation was 3.9% grading to 4.0% for 2029 and years thereafter
(2024 – 3.9% grading to 4.0% for 2029 and years thereafter) and to measure the net benefit cost was 3.9% grading to 4.0% for 2029 and years thereafter (2024 –
5.1% in 2023 and 3.9% in 2024, grading to 4.0% for 2029 and years thereafter).
Assumptions regarding future mortality are based on published statistics and mortality tables. The following table presents current life expectancies underlying the values of the obligations in the defined benefit pension and retiree welfare plans.

	U.S.		Canada
As at December 31,	2025	2024	2025	2024
Life expectancy (in years) for those currently age 65
Males	22.2	22.2	24.4	24.4
Females	23.6	23.7	26.3	26.2
Life expectancy (in years) at age 65 for those currently age 45
Males	23.6	23.6	25.3	25.3
Females	25.0	25.1	27.1	27.1

113	2025 Annual Report	Consolidated Financial Statements
(j)Sensitivity of Assumptions on Obligations
Assumptions used can have a significant effect on the obligations reported for defined benefit pension and retiree welfare plans.
The following table sets out the potential impact on the obligations arising from changes in the key assumptions. Each sensitivity assumes that all other assumptions are held constant. In actuality, inter-relationships among assumptions may exist.

	Pension plans		Retiree welfare plans
As at December 31,	2025	2024	2025	2024
Discount rate:
Impact of a 1% increase	$(238)	$(260)	$(30)	$(34)
Impact of a 1% decrease	279	305	35	40
Health care cost trend rate:
Impact of a 1% increase	n/a	n/a	8	9
Impact of a 1% decrease	n/a	n/a	(7)	(8)
Mortality rates(1):
Impact of a 10% decrease	88	89	6	9
(1)If the actuarial estimates of mortality are adjusted in the future to reflect unexpected decreases in mortality, the effect of a 10% decrease in mortality rates at each future age would be an increase in life expectancy at age 65 of 0.8 years for U.S. and Canadian males and females.
(k)Maturity Profile
The following table presents the weighted average duration (in years) of the defined benefit obligations.

	Pension plans		Retiree welfare plans
As at December 31,	2025	2024	2025	2024
U.S. plans	8.0	8.0	7.5	7.7
Canadian plans	9.9	10.1	10.5	10.9
(l)Cash Flows – Contributions
The following table presents total cash payments for all employee future benefits, comprised of cash contributed by the Company to fund defined benefit pension and retiree welfare plans, cash payments made directly to beneficiaries in respect of unfunded pension and retiree welfare plans, and cash contributed to defined contribution pension plans.

	Pension plans		Retiree welfare plans
For the years ended December 31,	2025	2024	2025	2024
Defined benefit plans	$55	$57	$13	$12
Defined contribution plans	101	97	-	-
Total	$156	$154	$13	$12
The Company’s best estimate of expected cash payments for employee future benefits for the year ending December 31, 2026 is
$57 for defined benefit pension plans, $117 for defined contribution pension plans and $18 for retiree welfare plans.
Note 16    Income Taxes
(a)Income Tax Expense
The following table presents income tax expenses (recoveries) recognized in the Consolidated Statements of Income.

For the years ended December 31,	2025	2024
Current tax
Current year	$773	$655
Global Minimum Taxes	222	231
Adjustments related to prior years	45	15
Total current tax	1,040	901
Deferred tax
Origination and reversal of temporary differences	(43)	424
Adjustments related to prior years	29	(113)
Effects of change in tax rates	8	-
Total deferred tax	(6)	311
Income tax expenses (recoveries)	$1,034	$1,212

114
The following table discloses income tax expenses (recoveries) recognized directly in equity.

For the years ended December 31,	2025	2024
Recognized in other comprehensive income
Current income tax expenses (recoveries)	$(11)	$174
Deferred income tax expenses (recoveries)	183	885
Total recognized in other comprehensive income	$172	$1,059
Recognized in equity, other than other comprehensive income
Current income tax expenses (recoveries)	$4	$4
Deferred income tax expenses (recoveries)	(4)	(5)
Total income tax recognized directly in equity	$-	$(1)
(b)Current Income Tax Receivable and Payable
As at December 31, 2025, the Company had approximately $999 of current income tax receivable included in other assets (2024
– $1,070) and a current income tax payable of $619 included in other liabilities (2024 – $453).
(c)Tax Reconciliation
The effective income tax rate reflected in the Consolidated Statements of Income varies from the Canadian tax rate of 27.80%
for the year ended December 31, 2025 (2024 – 27.80%) for the items outlined in the following table.

For the years ended December 31,	2025	2024
Net income (loss) before income taxes	$7,094	$7,090
Income tax expenses (recoveries) at Canadian statutory tax rate	$1,972	$1,971
Increase (decrease) in income taxes due to:
Tax-exempt investment income	(291)	(306)
Differences in tax rate on income not subject to tax in Canada	(948)	(938)
Adjustments to taxes related to prior years	74	(98)
Tax losses and temporary differences not recognized as deferred taxes	-	94
Tax rate change	8	-
Global Minimum Taxes	222	231
Other differences	(3)	258
Income tax expenses (recoveries)	$1,034	$1,212
(d)Deferred Tax Assets and Liabilities
The following table presents the Company’s deferred tax assets and liabilities reflected on the Consolidated Statements of
Financial Position.

As at December 31,	2025	2024
Deferred tax assets	$5,741	$5,884
Deferred tax liabilities	(2,018)	(1,890)
Net deferred tax assets (liabilities)	$3,723	$3,994

115	2025 Annual Report	Consolidated Financial Statements
The following tables present movement of deferred tax assets and liabilities.

For the year ended December 31, 2025	Balance, January 1, 2025	Acquired in business combination	Disposals	Recognized in income	Recognized in other comprehensive income	Recognized in equity	Translation and other	Balance, December 31, 2025
Loss carryforwards	$851	$-	$-	$525	$(1)	$(11)	$(11)	$1,353
Actuarial liabilities	4,164	-	-	(422)	229	-	(194)	3,777
Pensions and post-employment benefits	153	-	-	3	(5)	-	(1)	150
Tax credits	238	-	-	80	-	-	(8)	310
Accrued interest	5	-	-	(15)	-	-	-	(10)
Real estate	(970)	-	-	(5)	-	-	29	(946)
Lease liability	45	-	-	-	-	-	-	45
Right of use asset and sublease receivable	(43)	-	-	-	-	-	-	(43)
Securities and other investments	390	-	-	(150)	(397)	-	22	(135)
Sale of investments	(8)	-	-	6	-	-	-	(2)
Goodwill and intangible assets	(829)	-	-	(5)	-	-	21	(813)
Other	(2)	-	-	(11)	(9)	15	44	37
Total	$3,994	$-	$-	$6	$(183)	$4	$(98)	$3,723

For the year ended December 31, 2024,	Balance, January 1, 2024	Acquired in business combination	Disposals	Recognized in income	Recognized in other comprehensive income	Recognized in equity	Translation and other	Balance, December 31, 2024
Loss carryforwards	$670	$-	$-	$180	$-	$(13)	$14	$851
Actuarial liabilities	5,813	-	-	(972)	(1,059)	(1)	383	4,164
Pensions and post-employment benefits	171	-	-	1	(20)	-	1	153
Tax credits	122	-	-	109	-	-	7	238
Accrued interest	1	-	-	4	-	-	-	5
Real estate	(1,135)	-	-	214	1	-	(50)	(970)
Lease liability	38	-	-	7	-	1	(1)	45
Right of use asset and sublease receivable	(34)	-	-	(8)	-	(1)	-	(43)
Securities and other investments	86	-	-	276	197	2	(171)	390
Sale of investments	(18)	-	-	10	-	-	-	(8)
Goodwill and intangible assets	(822)	-	-	24	-	-	(31)	(829)
Other	150	4	-	(156)	(4)	17	(13)	(2)
Total	$5,042	$4	$-	$(311)	$(885)	$5	$139	$3,994
The total deferred tax assets as at December 31, 2025 of $5,741 (2024 – $5,884) includes $173 (2024 – $27) where the
Company has suffered losses in either the current or preceding year and where the recognition is dependent on future taxable profits in the relevant jurisdictions and feasible management actions.
As at December 31, 2025, tax loss carryforwards available were approximately $8,152 (2024 – $4,837), of which $5,342 expire between the years 2026 and 2045 while $2,810 have no expiry date, and capital loss carryforwards available were approximately
$16 (2024 – $27) and have no expiry date. A $1,353 (2024 – $851) tax benefit related to these tax loss carryforwards has been recognized as a deferred tax asset as at December 31, 2025, and a benefit of $472 (2024 – $356) has not been recognized. The
Company has approximately $476 (2024 – $412) of tax credit carryforwards which will expire between the years 2026 and 2045 of which a benefit of $166 (2024 – $174) has not been recognized. In addition, the Company has not recognized a deferred tax asset of $908 (2024 – $1,152) on other temporary differences of $4,116 (2024 – $5,341).
The total deferred tax liability as at December 31, 2025 was $2,018 (2024 – $1,890). This amount includes the deferred tax liability of consolidated entities. The aggregate amount of taxable temporary differences associated with the Company’s own investments in subsidiaries is not included in the Consolidated Financial Statements and was $11,709 (2024 – $14,955).

116
Note 17    Interests in Structured Entities
The Company is involved with both consolidated and unconsolidated structured entities (“SEs”) which are established to generate investment and fee income. The Company is also involved with SEs that are used to facilitate financing for the
Company. These entities may have some or all of the following features: control is not readily identified based on voting rights;
restricted activities designed to achieve a narrow objective; high amount of leverage; and / or highly structured capital.
The Company only discloses its involvement in significant consolidated and unconsolidated SEs. In assessing the significance, the Company considers the nature of its involvement with the SE, including whether it is sponsored by the Company (i.e., initially organized and managed by the Company). Other factors considered include the Company’s investment in the SE as compared to total invested assets, its returns from the SE as compared to total net investment income, the SE’s size as compared to total funds under management, and its exposure to any other risks from its involvement with the SE.
The Company does not provide financial or other support to its SEs, when it does not have a contractual obligation to do so.
(a)Consolidated Structured Entities
(I)Investment SEs
The Company acts as an investment manager of timberlands and timber companies. The Company’s general fund and segregated funds invest in many of these companies. The Company has control over one timberland company which it manages, Hancock Victoria Plantations Holdings PTY Limited (“HVPH”). HVPH is a SE primarily because the Company’s employees exercise voting rights over it on behalf of other investors. As at December 31, 2025, the Company’s consolidated timber assets owned by HVPH were $1,509 (2024 – $1,273). The Company does not provide guarantees to other parties against the risk of loss from their investments in HVPH.
(II)Financing SEs
The Company securitizes certain HELOC mortgages which are collateralized by residential properties. This activity is facilitated by consolidated entities that are SEs because their operations are limited to issuing and servicing the Company’s funding.
Further information regarding the Company’s mortgage securitization program is included in note 3.
(b)Unconsolidated Structured Entities
Investment SEs
The following table presents the Company’s investments and maximum exposure to loss from significant unconsolidated investment SEs, some of which are sponsored by the Company. The Company does not provide guarantees to other parties against the risk of loss from their investments in these SEs.

	Company’s investment(1)		Company’s maximum exposure to loss(2)
As at December 31,	2025	2024	2025	2024
Leveraged leases(3)	$4,266	$4,300	$4,266	$4,300
Infrastructure entities(4)	3,477	3,282	4,471	4,174
Timberland entities(5)	716	759	716	759
Real estate entities(6)	609	601	609	601
Total	$9,068	$8,942	$10,062	$9,834
(1)The Company’s investments in these unconsolidated SEs are included in invested assets and the Company’s returns from them are included in net investment income and OCI.
(2)The Company’s maximum exposure to loss from each SE is limited to amounts invested in each, plus unfunded capital commitments, if any. The Company’s investment commitments are disclosed in note 18. The maximum loss from any SE is expected to occur only upon the SE’s bankruptcy/liquidation.
(3)These entities are statutory business trusts which use capital provided by the Company and senior debt provided by other parties to finance the acquisition of assets. These assets are leased by the trusts to third-party lessees under long-term leases. The Company owns equity capital in these trusts. The Company does not consolidate any of these trusts because the Company does not have power to govern their financial and operating policies.
(4)These entities invest in infrastructure assets. The Company invests in their equity. The Company’s returns include investment income, investment management fees, and performance fees. The Company does not control these entities because it either does not have the power to govern their financial and operating policies or does not have significant variable returns from them, or both.
(5)These entities own and operate timberlands. The Company invests in their equity and debt. The Company’s returns include investment income, investment advisory fees, forestry management fees and performance advisory fees. The Company does not control these entities because it either does not have the power to govern their financial and operating policies or does not have significant variable returns from them, or both.
(6)These entities, which include the Manulife U.S. REIT, own and manage commercial real estate. The Company invests in their equity. The Company’s returns include investment income, investment management fees, property management fees, acquisition/disposition fees and leasing fees. The Company does not control these entities because it either does not have the power to govern their financial and operating policies or does not have significant variable returns from them, or both.

117	2025 Annual Report	Consolidated Financial Statements
Financing SEs
The Company’s interests in and maximum exposure to loss from significant unconsolidated financing SEs are as follows.

	Company’s interests(1)
As at December 31,	2025	2024
Manulife Finance (Delaware), L.P.(2)	$681	$710
Total	$681	$710
(1)The Company’s interests include amounts borrowed from the SE; the Company’s investment in its equity and subordinated capital; and foreign currency and interest rate swaps with it.
(2)This entity is a wholly owned partnership used to facilitate the Company’s financing. Refer to notes 10 (a) and 18 (d).
(I)Other Invested Assets
The Company has investment relationships with a variety of other entities, which result from its direct investment in their debt and / or equity and which have been assessed for control. These other entities’ investments include but are not limited to investments in infrastructure, energy, private equity, real estate and agriculture, organized as limited partnerships and limited liability companies. Most of these other entities are not sponsored by the Company. The Company’s involvement with these other entities is not individually significant. As such, the Company neither provides summary financial data for these entities nor individually assesses whether they are SEs. The Company’s maximum exposure to losses because of its involvement with these other entities is limited to its investment in them and amounts committed to be invested but not yet funded. The Company records its income from these entities in net investment income and AOCI. The Company does not provide guarantees to other parties against the risk of loss from their investments in these other entities.
(II)Interest in Securitized Assets
The Company invests in mortgage/asset-backed securities issued by securitization vehicles sponsored by other parties, including private issuers and government sponsored issuers, to generate investment income. The Company does not own a controlling financial interest in any of the issuers. These securitization vehicles are SEs based on their narrow scope of activities and highly leveraged capital structures. Investments in mortgage/asset-backed securities are reported on the Consolidated
Statements of Financial Position as debt securities and private placements, and their fair value and carrying value are disclosed in note 3. The Company’s maximum loss from these investments is limited to amounts invested.
Commercial mortgage-backed securities (“CMBS”) are secured by commercial mortgages and residential mortgage backed securities (“RMBS”) are secured by residential mortgages. Asset-backed securities (“ABS”) may be secured by various underlying assets including credit card receivables, automobile loans and aviation leases. The mortgage/asset-backed securities that the Company invests in primarily originate in North America.
The following table presents investments in securitized holdings by the type and asset quality.

	2025				2024
As at December 31,	CMBS	RMBS	ABS	Total	Total
AAA	$787	$1	$820	$1,608	$1,181
AA	-	-	433	433	319
A	-	-	154	154	378
BBB	-	-	50	50	41
BB and below	-	-	128	128	53
Total exposure	$787	$1	$1,585	$2,373	$1,972
(III)Mutual Funds
The Company sponsors and may invest in a range of public mutual funds with a broad range of investment styles. As sponsor, the Company organizes mutual funds that implement investment strategies on behalf of current and future investors. The
Company earns fees which are at market rates for providing advisory and administrative services to these mutual funds.
Generally, the Company does not control its sponsored mutual funds because either the Company does not have power to govern their financial and operating policies, or its returns in the form of fees and ownership interests are not significant, or both.
Certain mutual funds are SEs because their decision-making rights are not vested in voting equity interests and their investors are provided with redemption rights.
The Company’s relationships with these mutual funds are not individually significant. As such, the Company neither provides summary financial data for these mutual funds nor individually assesses whether they are SEs. The Company’s interest in mutual funds is limited to its investment and fees earned, if any. The Company’s investments in mutual funds are recorded as part of its investment in public equities within the Consolidated Statements of Financial Position. For information regarding the Company’s invested assets, refer to note 3. The Company does not provide guarantees to other parties against the risk of loss from these mutual funds.
As sponsor, the Company’s investment in (“seed”) startup capital of mutual funds as at December 31, 2025 was $1,239 (2024 –
$1,149). The Company’s retail mutual fund assets under management as at December 31, 2025 were $338,443 (2024 –
$333,598).

118
Note 18    Commitments and Contingencies
(a)Legal Proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or in its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.
In September 2023, a lawsuit was initiated against the Company in the U.S. District Court of the Southern District of New York as
a putative class action on behalf of all current and former owners of universal life insurance policies issued by the Company that state that “cost of insurance rates will be based on future expectations that include taxes.” The Plaintiff’s theory is that the
Company impermissibly failed to decrease the cost of insurance rates charged to these policy owners after the implementation of the Tax Cuts and Jobs Act of 2018. It is too early in the litigation to offer any reliable opinion about the scope of the class policies that may be at issue or the likely outcome.
(b)Investment Commitments
In the normal course of business, various investment commitments are outstanding which are not reflected in the Consolidated
Financial Statements. There were $16,879 (2024 – $15,367) of outstanding investment commitments as at December 31, 2025, of which $1,619 (2024 – $1,143) mature in 30 days, $3,334 (2024 – $3,217) mature in 31 to 365 days and $11,926 (2024 –
$11,007) mature after one year.
(c)Letters of Credit
In the normal course of business, third-party relationship banks issue letters of credit on the Company’s behalf. The Company’s businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between its subsidiaries. As at December 31, 2025, letters of credit for which third parties are beneficiaries, in the amount of
$251 (2024 – $271), were outstanding.

119	2025 Annual Report	Consolidated Financial Statements
(d)Guarantees
(I)Guarantee regarding Manulife Finance (Delaware), L.P. (“MFLP”)
MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by
MFLP, a wholly owned unconsolidated financing entity.
The following tables present certain condensed consolidated financial information for MFC and MFLP.
Condensed Consolidated Statements of Income Information

For the year ended December 31, 2025	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Insurance service result	$-	$4,526	$-	$4,526	$-
Investment result	757	3,206	(1,554)	2,409	50
Other revenue	24	8,116	(11)	8,129	(12)
Net income (loss) attributed to shareholders and other equity holders	5,572	5,172	(5,172)	5,572	(1)

For the year ended December 31, 2024	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Insurance service result	$-	$4,001	$-	$4,001	$-
Investment result	871	4,329	(1,679)	3,521	52
Other revenue	(34)	7,620	2	7,588	20
Net income (loss) attributed to shareholders and other equity holders	5,385	4,910	(4,910)	5,385	26
Condensed Consolidated Statements of Financial Position

As at December 31, 2025	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$1,399	$458,529	$-	$459,928	$20
Insurance contract assets	-	194	-	194	-
Reinsurance contract held assets	-	60,881	-	60,881	-
Total other assets	63,341	47,566	(67,731)	43,176	965
Segregated funds net assets	-	461,254	-	461,254	-
Insurance contract liabilities, excluding those for account of segregated fund holders	-	411,532	-	411,532	-
Reinsurance contract held liabilities	-	3,273	-	3,273	-
Investment contract liabilities	-	14,137	-	14,137	-
Total other liabilities	14,618	68,845	(714)	82,749	701
Insurance contract liabilities for account of segregated fund holders	-	129,006	-	129,006	-
Investment contract liabilities for account of segregated fund holders	-	332,248	-	332,248	-

As at December 31, 2024	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$126	$442,371	$-	$442,497	$16
Insurance contract assets	-	102	-	102	-
Reinsurance contract held assets	-	59,015	-	59,015	-
Total other assets	65,898	46,450	(71,132)	41,216	995
Segregated funds net assets	-	435,988	-	435,988	-
Insurance contract liabilities, excluding those for account of segregated fund holders	-	396,401	-	396,401	-
Reinsurance contract held liabilities	-	2,669	-	2,669	-
Investment contract liabilities	-	13,498	-	13,498	-
Total other liabilities	15,052	63,825	(1,575)	77,302	726
Insurance contract liabilities for account of segregated fund holders	-	126,545	-	126,545	-
Investment contract liabilities for account of segregated fund holders	-	309,443	-	309,443	-
(II)Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 23.

120
(e)Pledged Assets
In the normal course of business, the Company pledges its assets in respect of liabilities incurred, strictly for providing collateral to the counterparty. In the event of the Company’s default, the counterparty is entitled to apply the collateral to settle the liability.
Where pledged assets have been delivered to a counterparty, the pledged assets are returned to the Company if the underlying transaction is terminated or, in the case of derivatives and Manulife Bank securitized mortgages, are partially returned if there is a decrease in the net exposure due to market value changes.
The amounts pledged are as follows.

	2025		2024
As at December 31,	Debt securities	Other	Debt securities	Other
In respect of:
Derivatives	$14,360	$129	$14,517	$25
Secured borrowings(1)	786	331	-	2,216
Regulatory requirements	1,771	93	303	91
Repurchase agreements	193	-	658	-
Mortgages on ALDA properties	-	351	-	284
Manulife Bank securitized mortgages(2)	-	8,193	-	7,603
Non-registered retirement plans in trust	-	276	-	286
Other	-	262	-	289
Total	$17,110	$9,635	$15,478	$10,794
(1)During the year, the Company pledged debt securities of $786 (2024 – $nil) and mortgage loans of $331 (2024 – $2,216) to FHLBI totalling $1,117 (2024 –
$2,216). Of this amount, $788 (2024 – $1,098) is required collateral for the US$500 (2024 – US$500) outstanding borrowing to JHUSA under the FHLBI facility;
and $329 (2024 – $1,118) is excess collateral that can be called back by JHUSA at any time.
(2)Pledged assets under the Manulife Bank mortgage securitization program totaled $8,193 (2024 – $7,603), comprising CMB securitization of $2,984 (2024 –
$3,274), HELOC securitization of $3,673 (2024 – $3,163), additional encumbrances of mortgages and cash required by the securitization program's operations of
$1,162 (2024 – $1,166) and encumbrances on mortgages from mortgage backed securities sold to third parties of $374 (2024 – $nil).
(f)Participating Business
In some markets where the Company maintains participating accounts, there are regulatory restrictions on the amount of profit that can be transferred to shareholders. Where applicable, these restrictions generally take the form of a fixed percentage of policyholder dividends. For participating businesses operating as separate “closed blocks”, transfers are governed by the terms of MLI’s and John Hancock Mutual Life Insurance Company’s plans of demutualization.
(g)Fixed Surplus Notes
A third party contractually provides standby financing arrangements for the Company’s U.S. operations under which, in certain circumstances, funds may be provided in exchange for the issuance of fixed surplus notes. As at December 31, 2025 and 2024, the Company had no fixed surplus notes outstanding.
Note 19    Segmented Information
The Company’s reporting segments are Asia, Canada, U.S., Global WAM and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, defining strategies for services and distribution based on the profile and needs of its business and market. The Company’s significant product and service offerings by the reporting segments are mentioned below.
Wealth and asset management businesses (Global WAM) – branded as Manulife Investment Management, provides investment advice and innovative solutions to retirement, retail, and institutional clients. Products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors pension plan consultants and banks.
Insurance and annuity products (Asia, Canada and U.S.) – include a variety of individual life insurance, individual and group long-term care insurance and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife Bank of
Canada offers a variety of deposit and credit products to Canadian customers.
Corporate and Other segment – comprised of investment performance of assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); financing costs; Property and Casualty Reinsurance Business; and run-off reinsurance operations including variable annuities and accident and health. In addition, consolidations and eliminations of transactions between operating segments are also included.

121	2025 Annual Report	Consolidated Financial Statements
(a)Reporting Segments
The following tables present results by reporting segments.

For the year ended December 31, 2025	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$2,482	$1,284	$302	$-	$100	$4,168
Annuities and pensions	36	230	92	-	-	358
Total insurance service result	2,518	1,514	394	-	100	4,526
Net investment income (loss)	11,571	5,637	6,297	(541)	983	23,947
Insurance finance income (expenses)
Life, health and property and casualty insurance	(8,703)	(4,617)	(8,337)	-	26	(21,631)
Annuities and pensions	(756)	262	(558)	2	-	(1,050)
Total insurance finance income (expenses)	(9,459)	(4,355)	(8,895)	2	26	(22,681)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(294)	251	1,454	-	5	1,416
Annuities and pensions	191	(1)	88	-	-	278
Total reinsurance finance income (expenses)	(103)	250	1,542	-	5	1,694
Decrease (increase) in investment contract liabilities	(5)	(83)	(27)	(438)	2	(551)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	2,004	1,449	(1,083)	(977)	1,016	2,409
Other revenue	13	301	160	8,020	(365)	8,129
Other expenses	(363)	(686)	(165)	(4,788)	(438)	(6,440)
Interest expenses	(43)	(842)	(14)	(4)	(627)	(1,530)
Net income (loss) before income taxes	4,129	1,736	(708)	2,251	(314)	7,094
Income tax (expenses) recoveries	(716)	(384)	181	(341)	226	(1,034)
Net income (loss)	3,413	1,352	(527)	1,910	(88)	6,060
Less net income (loss) attributed to:
Non-controlling interests	270	-	-	10	(2)	278
Participating policyholders	171	39	-	-	-	210
Net income (loss) attributed to shareholders and other equity holders	$2,972	$1,313	$(527)	$1,900	$(86)	$5,572
Total assets	$233,076	$165,905	$250,984	$329,407	$46,061	$1,025,433

122

For the year ended December 31, 2024	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$2,228	$1,081	$241	$-	$164	$3,714
Annuities and pensions	(68)	239	116	-	-	287
Total insurance service result	2,160	1,320	357	-	164	4,001
Net investment income (loss)	7,987	5,169	4,962	(655)	1,648	19,111
Insurance finance income (expenses)
Life, health and property and casualty insurance	(5,495)	(3,846)	(5,450)	-	43	(14,748)
Annuities and pensions	(1,839)	196	172	-	-	(1,471)
Total insurance finance income (expenses)	(7,334)	(3,650)	(5,278)	-	43	(16,219)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(65)	347	705	-	(2)	985
Annuities and pensions	669	(1)	(520)	-	-	148
Total reinsurance finance income (expenses)	604	346	185	-	(2)	1,133
Decrease (increase) in investment contract liabilities	(9)	(76)	(87)	(327)	(5)	(504)
Net segregated fund investment result	-	-	-	-	-	-
Total investment result	1,248	1,789	(218)	(982)	1,684	3,521
Other revenue	155	294	137	7,439	(437)	7,588
Other expenses	(338)	(677)	(131)	(4,703)	(490)	(6,339)
Interest expenses	(28)	(1,047)	(13)	(7)	(586)	(1,681)
Net income (loss) before income taxes	3,197	1,679	132	1,747	335	7,090
Income tax (expenses) recoveries	(460)	(353)	3	(148)	(254)	(1,212)
Net income (loss)	2,737	1,326	135	1,599	81	5,878
Less net income (loss) attributed to:
Non-controlling interests	241	-	-	2	4	247
Participating policyholders	141	105	-	-	-	246
Net income (loss) attributed to shareholders and other equity holders	$2,355	$1,221	$135	$1,597	$77	$5,385
Total assets	$209,623	$158,803	$263,736	$305,968	$40,688	$978,818
(b)Geographical Location
The results of the Company’s reporting segments differ from its results by geographical location primarily due to the allocation of
Global WAM and Corporate and Other segments into the geographical location to which its businesses relate.
The following tables present results by geographical location.

For the year ended December 31, 2025	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$2,484	$1,273	$283	$128	$4,168
Annuities and pensions	36	230	92	-	358
Total insurance service result	2,520	1,503	375	128	4,526
Net investment income (loss)	11,623	5,970	6,307	47	23,947
Insurance finance income (expenses)
Life, health and property and casualty insurance	(8,703)	(4,624)	(8,305)	1	(21,631)
Annuities and pensions	(755)	262	(557)	-	(1,050)
Total insurance finance income (expenses)	(9,458)	(4,362)	(8,862)	1	(22,681)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(294)	256	1,454	-	1,416
Annuities and pensions	191	(1)	88	-	278
Total reinsurance finance income (expenses)	(103)	255	1,542	-	1,694
Decrease (increase) in investment contract liabilities	(248)	(161)	(137)	(5)	(551)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$1,814	$1,702	$(1,150)	$43	$2,409
Other revenue	$1,634	$2,367	$4,102	$26	$8,129

123	2025 Annual Report	Consolidated Financial Statements

For the year ended December 31, 2024	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$2,230	$1,075	$235	$174	$3,714
Annuities and pensions	(68)	239	116	-	287
Total insurance service result	2,162	1,314	351	174	4,001
Net investment income (loss)	8,052	5,882	5,118	59	19,111
Insurance finance income (expenses)
Life, health and property and casualty insurance	(5,495)	(3,844)	(5,409)	-	(14,748)
Annuities and pensions	(1,839)	196	172	-	(1,471)
Total insurance finance income (expenses)	(7,334)	(3,648)	(5,237)	-	(16,219)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(65)	344	706	-	985
Annuities and pensions	669	(1)	(520)	-	148
Total reinsurance finance income (expenses)	604	343	186	-	1,133
Decrease (increase) in investment contract liabilities	(187)	(163)	(149)	(5)	(504)
Net segregated fund investment result	-	-	-	-	-
Total investment result	$1,135	$2,414	$(82)	$54	$3,521
Other revenue	$1,790	$2,325	$3,616	$(143)	$7,588
Note 20    Related Parties
The Company enters into transactions with related parties in the normal course of business and at terms that would exist in arm’s-length transactions.
(a)Transactions with Certain Related Parties
Transactions with MFLP, a wholly owned unconsolidated partnership, are described in notes 10, 17 and 18.
(b)Compensation of Key Management Personnel
The Company’s key management personnel are those personnel who have the authority and responsibility for planning, directing and controlling the activities of the Company. Directors (both executive and non-executive) and senior management are considered key management personnel. A summary of compensation of key management personnel is as follows.

For the years ended December 31,	2025	2024
Short-term employee benefits	$101	$99
Post-employment benefits	8	7
Share-based payments	86	79
Termination benefits	1	2
Other long-term benefits	3	3
Total	$199	$190

124
Note 21    Subsidiaries
The following is a list of Manulife’s directly and indirectly held major operating subsidiaries.

As at December 31, 2025	Equity
(100% owned unless otherwise noted in brackets beside company name)	interest	Address	Description
The Manufacturers Life Insurance Company	$62,796	Toronto, Canada	A leading financial services group with principal operations in Asia, Canada and the United States that offers a diverse range of financial protection products and wealth management services
Manulife Holdings (Alberta) Limited	$21,794	Calgary, Canada	Holding company
John Hancock Financial Corporation		Boston, U.S.A.	Holding company
The Manufacturers Investment Corporation		Boston, U.S.A.	Holding company
John Hancock Reassurance Company Ltd.		Boston, U.S.A.	Captive insurance subsidiary that provides life, annuity and long-term care reinsurance to affiliates
John Hancock Life Insurance Company (U.S.A.)		Boston, U.S.A.	U.S. life insurance company licensed in all states, except New York
John Hancock Subsidiaries LLC		Boston, U.S.A.	Holding company
Comvest Group Holdings LP (75%)		Boston, U.S.A.	Investment advisor
John Hancock Financial Network, Inc.		Boston, U.S.A.	Financial services distribution organization
John Hancock Investment Management LLC		Boston, U.S.A.	Investment advisor
John Hancock Investment Management Distributors LLC		Boston, U.S.A.	Broker-dealer
Manulife Investment Management (US) LLC		Boston, U.S.A.	Investment advisor
Manulife Investment Management Timberland and Agriculture Inc.		Boston, U.S.A.	Manager of globally diversified timberland and agricultural portfolios
John Hancock Life Insurance Company of New York		New York, U.S.A.	U.S. life insurance company licensed in New York
John Hancock Variable Trust Advisers LLC		Boston, U.S.A.	Investment advisor for open-end mutual funds
John Hancock Life & Health Insurance Company		Boston, U.S.A.	U.S. life insurance company licensed in all states
John Hancock Distributors LLC		Boston, U.S.A.	Broker-dealer
John Hancock Insurance Agency, Inc.		Boston, U.S.A.	Insurance agency
Manulife Reinsurance Limited		Hamilton, Bermuda	Provides life and financial reinsurance to affiliates
Manulife Reinsurance (Bermuda) Limited		Hamilton, Bermuda	Provides life and financial reinsurance to affiliates
Manulife Bank of Canada	$1,997	Waterloo, Canada	Provides integrated banking products and service options not available from an insurance company
Manulife Investment Management Holdings (Canada) Inc.	$1,388	Toronto, Canada	Holding company
Manulife Investment Management Limited		Toronto, Canada	Provides investment counseling, portfolio and mutual fund management in Canada
First North American Insurance Company	$9	Toronto, Canada	Property and casualty insurance company
Manulife Holdings (Bermuda) Limited	$23,639	Hamilton, Bermuda	Holding company
Manufacturers P&C Limited		St. Michael, Barbados	Provides property and casualty reinsurance
Manufacturers Life Reinsurance Limited		St. Michael, Barbados	Provides life and annuity reinsurance to affiliates
Manulife Financial Asia Limited		Hong Kong, China	Holding company
Manulife (Cambodia) PLC		Phnom Penh, Cambodia	Life insurance company
Manulife Myanmar Life Insurance Company Limited		Yangon, Myanmar	Life insurance company
Manulife (Vietnam) Limited		Ho Chi Minh City, Vietnam	Life insurance company
Manulife Investment Fund Management (Vietnam) Company Limited		Ho Chi Minh City, Vietnam	Fund management company
Manulife International Holdings Limited		Hong Kong, China	Holding company

125	2025 Annual Report	Consolidated Financial Statements

As at December 31, 2025	Equity
(100% owned unless otherwise noted in brackets beside company name)	interest	Address	Description
Manulife (International) Limited		Hong Kong, China	Life insurance company
Manulife-Sinochem Life Insurance Co. Ltd. (51%)		Shanghai, China	Life insurance company
Manulife Investment Management International Holdings Limited		Hong Kong, China	Holding company
Manulife Investment Management (Hong Kong) Limited		Hong Kong, China	Investment management and advisory company marketing mutual funds
Manulife Investment Management (Taiwan) Co., Ltd.		Taipei, Taiwan (China)	Investment management company
Manulife Life Insurance Company (Japan)		Tokyo, Japan	Life insurance company
Manulife Investment Management (Japan) Limited		Tokyo, Japan	Investment management and advisory company and mutual fund business
Manulife Holdings Berhad (63.3%)		Kuala Lumpur, Malaysia	Holding company
Manulife Insurance Berhad (63.3%)		Kuala Lumpur, Malaysia	Life insurance company
Manulife Investment Management (Malaysia) Berhad (63.3%)		Kuala Lumpur, Malaysia	Asset management company
Manulife (Singapore) Pte. Ltd.		Singapore	Life insurance company
Manulife Investment Management (Singapore) Pte. Ltd.		Singapore	Asset management company
	Manulife Fund Management Co., Ltd.	Beijing, China	Mutual fund company in China
The Manufacturers Life Insurance Co. (Phils.), Inc.		Makati City, Philippines	Life insurance company
Manulife Chinabank Life Assurance Corporation (60%)		Makati City, Philippines	Life insurance company
PT Asuransi Jiwa Manulife Indonesia		Jakarta, Indonesia	Life insurance company
PT Manulife Aset Manajemen Indonesia		Jakarta, Indonesia	Investment management and investment advisor
Manulife Investment Management (Europe) Limited	$507	London, England	Investment management company providing advisory services for Manulife Investment Management’s funds, internationally
Manulife Assurance Company of Canada	$55	Toronto, Canada	Life insurance company
Berkshire Insurance Services Inc.	$2,818	Toronto, Canada	Investment holding company
JH Investments (Delaware) LLC		Boston, U.S.A.	Investment holding company
Manulife Wealth Inc.	$379	Oakville, Canada	Investment dealer
Note 22    Segregated Funds
The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided with the opportunity to invest in different categories of segregated funds that hold a range of underlying investments. The underlying investments consist of both individual securities and mutual funds.
Segregated funds’ underlying investments may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products included in segregated funds. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.
These guarantees are recorded within the Company’s insurance contract liabilities and amount to $1,266 (2024 – $1,886), of which $423 are reinsured (2024 – $530). Assets supporting these guarantees, net of reinsurance, are recognized in invested assets according to their investment type. Insurance contract liabilities for account of segregated fund holders on the
Consolidated Statements of Financial Position exclude these guarantees and are considered to be a non-distinct investment component of insurance contract liabilities. Note 8 provides information regarding market risk sensitivities associated with variable annuity and segregated fund guarantees.

126
Note 23    Information Provided in Connection with Investments in Deferred Annuity
Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance
Company (U.S.A.)
The following summarized financial information, presented in accordance with IFRS, and the related disclosure have been included in these Consolidated Financial Statements with respect to JHUSA pursuant to Rule 13-01 of Regulation S-X and Rule
12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are incorporated by reference in certain of the MFC and its subsidiaries registration statements that are described below and relate to MFC’s guarantee of certain securities issued or to be issued by its subsidiaries.
JHUSA maintains a book of deferred annuity contracts that feature a market value adjustment, some of which are registered with the Commission. The deferred annuity contracts may contain variable investment options along with fixed investment period options, or may offer only fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. These fixed investment period options that contain a market value adjustment feature are referred to as “MVAs”.
JHUSA has sold medium-term notes to retail investors under its SignatureNotes program.
Effective December 31, 2009, John Hancock Variable Life Insurance Company (the “Variable Company”) and John Hancock Life
Insurance Company (the “Life Company”) merged with and into JHUSA. In connection with the mergers, JHUSA assumed the
Variable Company’s rights and obligations with respect to the MVAs issued by the Variable Company and the Life Company’s rights and obligations with respect to the SignatureNotes issued by the Life Company.
MFC fully and unconditionally guaranteed the payment of JHUSA’s obligations under the MVAs and under the SignatureNotes
(including the MVAs and SignatureNotes assumed by JHUSA in the merger), and such MVAs and the SignatureNotes were registered with the Commission. The SignatureNotes and MVAs assumed or issued by JHUSA are collectively referred to in this note as the “Guaranteed Securities”. JHUSA is, and each of the Variable Company and the Life Company was, a wholly owned subsidiary of MFC.
MFC’s guarantees of the Guaranteed Securities are unsecured obligations of MFC and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the Guaranteed Securities.
The laws of the State of New York govern MFC’s guarantees of the SignatureNotes issued or assumed by JHUSA and the laws of the Commonwealth of Massachusetts govern MFC’s guarantees of the MVAs issued or assumed by JHUSA. MFC has consented to the jurisdiction of the courts of New York and Massachusetts. However, because a substantial portion of MFC’s assets is located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal laws of Canada and the laws of the Province of Ontario, where MFC’s principal executive offices are located, permit an action to be brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor’s rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a
New York or Massachusetts court on MFC’s guarantees of the SignatureNotes issued or assumed by JHUSA or a
Massachusetts court on guarantees of the MVAs issued or assumed by JHUSA.
MFC is a holding company. MFC’s assets primarily consist of investments in its subsidiaries. MFC’s cash flows primarily consist of dividends and interest payments from its operating subsidiaries, offset by expenses and shareholder dividends and MFC stock repurchases. As a holding company, MFC’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.
These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC. For example, some of MFC’s subsidiaries are subject to restrictions prescribed by the ICA on their ability to declare and pay dividends. The restrictions related to dividends imposed by the ICA are described in note 12.
In the United States, insurance laws in Michigan, New York, and Massachusetts, the jurisdictions in which certain of MFC’s U.S.
insurance company subsidiaries are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries.
In Asia, the insurance laws of the jurisdictions in which MFC operates either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends or make other upstream distributions or loans in certain circumstances.

127	2025 Annual Report	Consolidated Financial Statements
There can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair
MFC’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees.
The following tables present summarized financial information for JHUSA (Subsidiary Issuer) and MFC (Parent) on a combined basis after elimination of (i) intercompany transactions and balances between JHUSA and MFC; (ii) equity in earnings among
JHUSA and MFC; (iii) intercompany dividend income among JHUSA and MFC; and (iv) investments in MFC’s subsidiaries other than JHUSA (“non-guarantor subsidiaries”).

As at	December 31, 2025	December 31, 2024
Assets
Total invested assets(1)	$107,703	$112,570
Reinsurance contract held assets(2)	49,463	46,811
Other assets(3)	11,995	11,712
Segregated funds net assets	224,457	218,909
Liabilities
Insurance contract liabilities, excluding those for account of segregated fund holders(4)	$146,300	$148,828
Investment contract liabilities(5)	6,131	5,260
Other liabilities(6)	7,471	9,953
Long-term debt	7,685	6,629
Capital instruments	6,342	6,884
Insurance contract liabilities for account of segregated fund holders	57,115	58,137
Investment contract liabilities for account of segregated fund holders	167,341	160,772
(1)Includes $(908) (2024 – $(2,422)) cash loaned to (borrowed from) non-guarantor subsidiaries.
(2)Includes $9,542 (2024 – $9,689) reinsurance contract held assets from intercompany transactions with non-guarantor subsidiaries.
(3)Includes $3,866 (2024 – $3,227) due from non-guarantor subsidiaries.
(4)Includes $(22) (2024 – $(943)) insurance contract liabilities (assets) from intercompany transactions with non-guarantor subsidiaries.
(5)Includes $606 (2024 – $632) investment contract liabilities from intercompany transactions with non-guarantor subsidiaries.
(6)Includes $1,737 (2024 – $2,443) due to non-guarantor subsidiaries.

For the year ended December 31,	2025	2024
Total insurance service result(1)	$433	$212
Total investment result(2)	(555)	1,491
Other revenue (expenses)(3)	(702)	(948)
Net income (loss) before income taxes	(824)	755
Income tax (expenses) recoveries	345	22
Net income (loss) after income taxes, before equity in net income (loss) of non-guarantor subsidiaries	(479)	777
Equity in net income (loss) of non-guarantor subsidiaries	6,083	5,667
Net income (loss)	$5,604	$6,444
(1)Includes $53 intercompany insurance service result from non-guarantor subsidiaries for the year ended December 31, 2025 (2024 – $111).
(2)Includes $599 intercompany investment income (loss) to non-guarantor subsidiaries for the year ended December 31, 2025 (2024 – $926).
(3)Includes $441 other intercompany revenue (expenses) from non-guarantor subsidiaries for the year ended December 31, 2025 (2024 – $365).

128
Note 24    Acquisitions
Comvest Credit Partners
On November 3, 2025, the Company purchased 75% of the partnership interests of Comvest Credit Partners (“Comvest”).
Consideration included $1,306 (US$938) in cash for the partnership interests and $22 (US$16) in cash for net working capital.
Comvest is a U.S. private credit manager with $17.5 billion of AUM as at the acquisition date. The acquisition is expected to
create a leading private credit asset management platform, co-branded as Manulife | Comvest, by aligning Comvest and
Manulife’s existing senior credit team. The acquisition of Comvest contributes to the Company’s expansion into the private credit market and adds and supports Manulife’s global growth strategy for wealth and asset management businesses.
Comvest minority partners have options to sell their interests to the Company (the “put options”) in 2028 and 2031 and the
Company has call options to purchase the remaining interests in 2028 and 2031. The fair value of the put options liability was recognized in other liabilities, then offset against the non-controlling interests with the difference recorded directly in retained earnings. The following table presents the fair value of the consideration, identifiable assets and liabilities, and the offsetting of the put options against equity.

As at November 3, 2025	Business acquisition	Put options adjustments	Total
Consideration	$(1,328)	$-	$(1,328)
Intangible assets	735	-	735
Goodwill(1)	739	-	739
Net assets	58	-	58
Total assets	1,532	-	1,532
Other liabilities - put options	-	431	431
Total liabilities	-	431	431
Non-controlling interests(2)	204	(204)	-
Shareholders and other equity holders’ retained earnings	-	(227)	(227)
Total equity	$204	$(431)	$(227)
(1)Goodwill will not be deductible for tax purposes.
(2)The Company measured non-controlling interests using the proportionate share of net assets method.
Due to the recent closing of the acquisition, the fair value determination and the purchase price accounting for this business combination have not been finalized. The final allocation of the purchase price as at November 3, 2025 will be determined after completing a comprehensive evaluation of the fair value of assets (including intangible assets) and liabilities acquired at that date.
PT Schroder Investment Management Indonesia
On September 24, 2025, the Company announced that it has entered into an agreement to acquire PT Schroder Investment
Management Indonesia, (“Schroders Indonesia”) strengthening the Company’s position as the largest asset manager in
Indonesia. It will enable the Company to deliver enhanced value to clients and stakeholders by leveraging the firm’s local expertise and client relationships. The transaction is subject to customary closing conditions and regulatory approvals.